083-00002

RECEIVED
2009 APR 16 P 3:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

09046315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of one or more proposed
issues of notes and bonds of the Bank

Filed pursuant to Rule 3 of Regulation AD
Dated: April 13, 2009

The following information is filed pursuant to Rule 3 of Regulation AD in respect of one or more proposed issues of notes and bonds (the "Securities") of the Asian Development Bank (the "ADB"). Certain information specified in Schedule A to Regulation AD is not available at the date of this Report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

When terms for the offering of any issue of Securities are established, such Securities will be described in a prospectus or supplemental information statement or similar document, as contemplated by the enclosed Information Statement dated April 13, 2009 (the "Information Statement").

Item 2. Distribution of Obligations

See cover of the Information Statement. The ADB intends to issue certain Securities from time to time with maturities and on terms determined by market conditions at the time of sale. The ADB may sell the Securities to dealers or underwriters who may resell them or the ADB may sell the Securities directly or through agents.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See the Information Statement, page 6.

Item 7. Exhibits

(a) To be filed by a subsequent report.

(b) To be filed by a subsequent report.

(c) To be filed by a subsequent report.

(d) Information Statement dated April 13, 2009 attached hereto (also see Item 1. above).

ADB

INFORMATION STATEMENT

The Asian Development Bank (ADB) intends to issue its notes and bonds (Securities) from time to time with maturities and on terms determined by market conditions at the time of sale. ADB may sell the Securities to dealers or underwriters who may resell them or ADB may sell the Securities directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, purchase price to be paid by ADB, any terms for redemption or other special terms, form and denomination of any Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such Securities being offered by ADB at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement or similar document.

AVAILABILITY OF INFORMATION

ADB will provide, without charge, additional copies of this Information Statement upon request. Written or telephone requests should be directed to ADB's principal office at 6 ADB Avenue, Mandaluyong City, 1550 Metro Manila, Philippines, Attention: Funding Division, Treasury Department, tel: +63 2 632 4444, fax: +63 2 636 2444 or to the following ADB representative offices: i) Rahmhofstrasse 2, 60313 Frankfurt am Main, Germany, tel: +49 69 2193 6400, fax: +49 69 2193 6444; ii) 8th Floor Kasumigaseki Bldg., 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo 100-6008, Japan, tel: +81 3 3504 3160, fax: +81 3 3504 3165; and iii) 815 Connecticut Avenue NW, Suite 325, Washington, D.C. 20006, U.S.A., tel: +1 202 728 1500, fax: +1 202 728 1505.

The Information Statement is also available on ADB's Financial Resources website at www.adb.org/Bond-Investors/investor.asp. Other documents and information on ADB's website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus or supplemental information statement or similar document issued after the date hereof will refer to this Information Statement for a description of ADB and its financial condition, until a new information statement is issued.

April 13, 2009

Asian Development Bank

The issuance of this Information Statement or any prospectus or supplemental information statement or similar document and any offering and sale of Securities does not constitute a waiver by ADB or by any of its members, Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank or by any statute, law or regulation of any member of ADB or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained in this Information Statement, prospectus, any supplemental information statement or similar document. Any information or representation not contained herein must not be relied upon as having been authorized by ADB or by any of its dealers, underwriters or agents. Neither this Information Statement nor any prospectus or supplemental information statement or similar document constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation.

Except as otherwise indicated, all amounts in this Information Statement and any prospectus or supplemental information statement or similar document are expressed in United States dollars.

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TABLE OF CONTENTS

This Information Statement contains forward-looking statements which may be identified by such terms as "believes", "expects", "intends" or similar expressions. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond ADB's control. Consequently, actual future results could differ materially from those currently anticipated.

SUMMARY INFORMATION

(As of December 31, 2008, unless otherwise indicated)

The Asian Development Bank (ADB) is an international organization established in 1966 and owned by its 67 members. ADB's main goal is to reduce poverty in Asia and the Pacific region through inclusive economic growth, environmentally sustainable growth, and regional integration. ADB pursues its goal primarily by providing various forms of financial assistance to its developing member countries such as loans, technical assistance, grants, guarantees, and equity investments.

ADB was founded mainly to act as a financial intermediary to transfer resources from global capital markets to developing member countries for economic development. Its ability to intermediate funds from global capital markets for lending to its developing members is an important element in achieving its development missions.

ADB's five largest shareholders are Japan and the United States (each with 15.6% of total shares), People's Republic of China (6.4%), India (6.3%), and Australia (5.8%). Twenty-three ADB members are also members of the Organisation for Economic Co-operation and Development (OECD) holding 64.5% of ADB's total subscribed capital and 58.5% of total voting power.

Equity: ADB's members have subscribed to $54,890 million of capital, $3,861 million of which was paid in and the remainder callable. The callable capital is available as needed for debt service payments and thus provides the ultimate backing for ADB's borrowings and guarantees. It cannot be called to make loans. ADB's equity also included reserves totaling $11,492 million.

Borrowings: ADB's outstanding borrowings, before swaps, of $35,672 million were denominated in 20 currencies. ADB's new borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus). ADB's gross outstanding borrowings as of December 31, 2008 were equivalent to 80.9% of such ceiling.

Net Income: ADB has achieved consistent profitability, earning profits every year since its inception. Net income for 2008 was $1,126 million, as compared to $765 million in 2007, representing an annualized return of 2.24% (1.79% in 2007) on its average earning assets. Net income for 2008 before FAS 133/159 adjustment was $700 million, as compared to $711 million in 2007, representing an annualized return of 1.39% (1.66% in 2007) on its average earning assets.

Loan Portfolio: ADB's outstanding loan commitments in its ordinary operations totaled $56,499 million. 93.4% of ADB's ordinary operations loans were sovereign loans, being loans made to the public sector (member countries and, with the guarantee of the concerned member, government agencies or other public entities), and 6.6% were nonsovereign loans, being loans to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. ADB has never suffered any losses of principal on sovereign loans

and maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB's operations. The total loans in non-accrual status of $2 million as of December 31, 2008 represented 0.006% of the total outstanding ordinary capital resources loans. ADB's new lending policy limits the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus. At December 31, 2008, the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio was equivalent to 55.7% of such lending ceiling.

Risk Management: ADB seeks to mitigate exchange risks by matching its liabilities in various currencies with assets in those same currencies. ADB uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce its borrowing costs, generate investment income, and manage its balance sheet risks. The principal amount receivable and payable under outstanding currency swap transactions aggregated $21,762 million and $23,043 million, respectively. The notional principal amount of outstanding interest rate swap transactions totaled $13,399 million. To control its credit exposures on swaps, ADB has set credit rating requirements for counterparties. In addition, ADB has required all swap transactions after January 2004 to be subject to collateral support requirements.

The above information should be read in conjunction with the detailed information and financial statements appearing elsewhere in this Information Statement.

ADB

The Asian Development Bank, a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (Charter) which is binding upon the member countries which are its shareholders. The purpose of ADB is to foster economic growth and cooperation in Asia and the Pacific region (region) and to contribute to the economic development of the developing member countries in the region collectively and individually. ADB's vision is an Asia and Pacific region free of poverty. Its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB's strategy for reducing poverty focuses on achieving three strategic agendas: inclusive economic growth, environmentally sustainable growth, and regional integration.

As of December 31, 2008, ADB had 67 members consisting of 48 regional members, including Japan, Australia, and New Zealand, providing 63.4% of its capital, and 19 nonregional members, comprising the United States, Canada and 17 European countries, providing 36.6% of its capital. The membership of ADB reflects the intention of the founders that, while its operations should be limited to the region, it should incorporate the active participation and financial resources of developed nations outside the region. The percentage of voting power in ADB's affairs held by the respective members is related, but is not directly proportional, to their capital subscriptions. As of December 31, 2008, the aggregate voting power of the developed member countries, which include all nonregional members plus Japan, Australia, and New Zealand, represents approximately 54.2% of the total. The members and their respective voting power and subscriptions to ADB's capital stock as of December 31, 2008 are set forth in *Appendix VII* of the *Financial Statements*.

ADB's primary activity is making loans to finance projects or programs located within the territories of its developing member countries. Such activity is divided into ordinary operations and special operations, for which separate financial statements are maintained. Ordinary operations are financed from ordinary capital resources (see *Funding Resources*), and special operations are financed from Special Funds resources, most of which are contributed by members (see *Special Operations*). Under the Charter, ADB's ordinary capital resources and the Special Funds resources must at all times be held and used entirely separately from each other.

In addition to its lending operations, ADB issues guarantees, makes equity investments and participates in underwriting equity funds. ADB also extends technical assistance in the form of grants or loans for project preparation and evaluation, development planning and other purposes. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations tapping official, commercial, and export credit sources to maximize the development impact of its assistance. To complement ADB's activities in development research and training, ADB has established the ADB Institute, a subsidiary body of ADB, located in Tokyo, Japan, the primary objective of which is to improve management capacities of agencies and organizations engaged in development activities.

The principal office of ADB is located in Manila, Philippines. ADB has 27 other offices, including 20 resident missions located in Afghanistan, Armenia, Azerbaijan, Bangladesh, Cambodia, People's Republic of China, India, Indonesia, Kazakhstan, Kyrgyz Republic, Lao People's Democratic Republic, Mongolia, Nepal, Pakistan, Papua New Guinea, Sri Lanka, Tajikistan, Thailand, Uzbekistan, and Viet Nam; a country office in the Philippines; a special liaison office in Timor-Leste; two regional missions, located in Sydney, Australia, and Suva, Fiji Islands; and three representative offices, located in Tokyo, Japan, Frankfurt, Germany, and Washington D.C., U.S.A. As of December 31, 2008, ADB had a staff of 2,502 from 57 member countries. (For more details on ADB, see www.adb.org. This website address is

included as an inactive textual reference only. Materials on the website are not incorporated by reference herein.)

USE OF PROCEEDS

The net proceeds to ADB from the sale of Securities will be included in the ordinary capital resources of ADB and used in its ordinary operations (see *ADB Operating Activities - Ordinary Operations*).

BASIS OF FINANCIAL REPORTING

Statutory Reporting

ADB's selected financial data are shown in *Table 1*. ADB prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). ADB manages its balance sheet by selectively using derivatives to minimize the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and overall portfolios, and to reduce borrowing costs. Certain financial instruments such as derivatives, structured and swapped borrowings, and marketable investments are recorded at their fair value while loans and unswapped borrowings are recorded at carrying book value. Non-marketable equity investments are valued either at cost less any permanent impairment, or using the equity method.

ADB complies with Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments (collectively referred to as "FAS 133"), including FAS 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140". Effective January 1, 2008, ADB also adopted FAS 157, "Fair Value Measurements" and FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities (Including an amendment of FASB Statement No. 115)".

FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. FAS 133 allows an entity to elect hedge accounting only if certain qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. Compliance with hedge accounting requirements would impose undue constraints on future borrowings, loans, and risk management programs and would likely detract from ADB's efforts to effectively and efficiently minimize the funding costs for its borrowing member countries. Accordingly, ADB has elected not to adopt hedge accounting and reports all derivative instruments on the balance sheet at fair value while recognizing changes in the fair value of derivative instruments for the year as part of net income.

FAS 155 allows fair value measurement for hybrid financial instruments that contain embedded features that would otherwise be required to be treated as a separate derivative instrument

(bifurcated) in the reported financial statements under FAS 133. As of December 31, 2008, ADB held a relatively small portion of hybrid financial instruments in its borrowing portfolio.

FAS 159 expands the scope of financial assets and liabilities that an entity may carry at fair value. Effective January 1, 2008, ADB utilized this election to fair value all non-hybrid borrowings that are swapped. As a result of this election, all of ADB's borrowings that are swapped and their related derivatives are reported at fair value, with changes in fair value reported in earnings. However, ADB still reports all of its loans and those of its borrowings that are not swapped at amortized cost.

FAS 157 defines fair value, establishes a framework for measuring fair value, and expands the disclosure requirements concerning fair value measurements. In compliance with this standard, and in conjunction with the FAS 159 election above, ADB incorporated its credit risk (as a credit spread) in fair valuing its liabilities. The combined effect of the adoption of FAS 157 and 159 was an increase in the opening balance of retained income as at January 1, 2008 of $227.5 million.

In March 2008, the Financial Accounting Standards Board (FASB) issued FAS 161 "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133", which requires enhanced disclosure about an entity's derivative and hedging activities and thereby improve the transparency of financial reporting. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

Supplemental Reporting

Because of the asymmetry created in the financial statements resulting from applying fair value to the derivatives and swapped borrowings, while loans are carried at amortized cost less provision, Management believes that the reported income does not appropriately capture the true economic income of the ADB. Therefore, ADB has decided to continue issuing two unaudited non-U.S. GAAP supplemental financial reports using current value and pre-FAS 133/159 to better reflect its financial position and risk management. Application of consistent approaches on these statements allows for better analysis for management information and decision making.

For current value reporting, all financial instruments are measured using a model based on the present value of expected cash flows. The model utilizes market data to determine the cash flow and discount rates for each instrument. Under pre-FAS 133/159 reporting, loans, promissory notes, swapped borrowings, and all derivative instruments are reported at cost.

Discussion and Analysis of Current Value Financial Statements (Unaudited)

The unaudited Condensed Current Value Balance Sheets in *Table 2* present estimates of the economic value of ADB's ordinary capital resources financial assets and liabilities, taking into consideration changes in interest rates, exchange rates, and credit risks. Current value reflects the exit price for financial instruments with liquid markets and is the estimated fair value. For financial instruments with no market quotations, current value is estimated by discounting the expected cash flows by applying the appropriate market data. The current value results may differ from the actual net realizable value in the event of liquidation. The reversal of the effects of FAS 133/159 removes their impact, as these effects are part of current value adjustments. For details, see *Tables 3* and *4*.

Unaudited Condensed Current Value Balance Sheets

Loans and Related Swaps: The majority of ADB's loans are made to or guaranteed by ADB members. ADB does not sell its sovereign loans, believing that there is no market for them. The current value of loans incorporates Management's best estimate of expected cash flows including interest. Estimated cash flows from principal repayments and interest are discounted by the applicable market yield curves for ADB's funding cost plus the applicable lending spread.

The current value also includes an appropriate credit risk assessment. To recognize the risk inherent in ADB's loan portfolio, the value of the loans is adjusted through loan loss provisioning. ADB has never suffered a loss on sovereign loans except opportunity costs resulting from the difference between the date of receipt of payments of principal, interest and other charges and the date provided in the loan's contractual terms.

The positive adjustment of $1.5 billion indicates that the average interest rates on loans on an after-swap basis are higher than ADB would currently originate on similar loans.

Investments and Related Swaps: Under both the statutory and current value bases, investment securities and related derivatives are reported at fair values based on market quotations when available. Otherwise, the current value is calculated using market-based valuation models incorporating observable market data. The net negative adjustment of $68.8 million resulted from unrealized losses on asset swaps due to declining interest rates in the relevant markets.

Equity Investments: Under both statutory and current value bases, equity investments are reported at fair value when market values are readily determinable; by applying the equity method for investments in limited partnerships and certain limited liability companies or for investments where ADB has the ability to exercise significant influence; or at cost less permanent impairment, if any, which represents a fair approximation of the current value.

Receivable from Members: This consists of promissory notes which may be restricted by member countries. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after Swaps: The current value of these liabilities includes the fair value of the borrowings and associated financial derivative instruments, and is calculated using market-based valuation models incorporating observable market data.

The $926.3 million unfavorable current value adjustment is due to the fact that the average cost of ADB's borrowings on an after-swap basis is higher than the market rate at which ADB can currently obtain new funding.

Unaudited Condensed Current Value Income Statements

For 2008, current value net income was $101.9 million, as compared with pre-FAS 133/159 net income of $699.7 million and statutory reported net income of $1,126.3 million (see *Table 3*).

Current Value Adjustments: The total current value adjustment of $597.9 million ($447.5 million in 2007) represents the change in the current value of all of ADB's financial instruments

during the year. The adjustment reflects changes in interest rates, currency exchange rates, and credit risks. This was comprised of a net unfavorable adjustment of $257.6 million from the change in the valuation of all outstanding financial instruments, $107.6 million from currency translation adjustments and $259.8 million adjustment in pension and postretirement benefit liabilities, offset by $27.2 million of net unrealized gains on investments ($251.3 million gain for investments; $224.1 million loss for equity investments) (see *Table 4*).

Impact of Changes in Interest Rates: The net decrease in the current value adjustments on the balance sheet during 2008 was $257.6 million. This was the result of an increase in unrealized losses on ADB's borrowings of $831.1 million, unfavorable results for investments and equity investments of $89.5 million and $24.1 million, respectively, offset by an increase in unrealized gains for loans of $668.1 million, and a decrease in unrealized losses on other assets of $19.0 million.

Impact of Changes in Exchange Rates: Translation adjustments, reported under the statutory basis as part of "accumulated other comprehensive income", are presented as current value adjustments. The general strengthening of the U.S. dollar against most of the other major currencies in 2008 resulted in a negative translation adjustment of $107.6 million, as compared to a favorable adjustment of $126.8 million in 2007.

Table 1: Selected Financial Data (unaudited)
As of or for the year ended December 31
In millions of U.S. dollars (except percentages and ratios)

	2008	2007	2006	2005	2004
			Statutory Basis		
REVENUE					
From Loans	$ 1,358.0	$ 1,442.3	$ 1,210.1	$ 1,036.3	$ 1,038.3
From Investments	677.2	683.2	564.5	377.4	265.6
From Guarantees	6.9	5.1	4.1	4.1	3.5
From Equity Investments	3.7	58.9	41.5	3.3	(0.7)
From Other Sources	18.7	18.8	18.7	11.3	6.4
Total Revenue	2,064.5	2,208.3	1,838.9	1,432.4	1,313.1
EXPENSES					
Borrowings and Related Expenses	1,208.4	1,389.8	1,116.3	893.2	861.7
Administrative Expenses[a]	141.0	127.3	127.7	135.7	118.3
Technical Assistance to Member Countries	8.4	(0.7)	(1.2)	(3.4)	(2.4)
Provision for Losses	(3.5)	(0.6)	(32.5)	(3.5)	2.2
Other Expenses	6.3	4.0	3.7	4.2	3.1
Total Expenses	1,360.6	1,519.8	1,214.0	1,026.2	982.9
Net Realized (Losses) Gains	(28.1)	22.9	80.6	16.9	59.4
Net Unrealized Gains (Losses)	450.6	53.8	(135.4)	(309.2)	41.0
Cumulative Effect of Change in Accounting Principle	–	–	–	(4.6)	–
Net Income	$ 1,126.3	$ 765.2	$ 570.1	$ 109.3	$ 430.6
Average Earning Assets[b]	50,394	42,780	37,904	36,092	36,364
Annual Return on Average Earning Assets	2.24%	1.79%	1.50%	0.30%	1.18%
Return on Loans	3.84%	5.00%	4.98%	4.35%	4.16%
Return on Investments	3.20%	4.68%	4.18%	2.96%	2.21%
Cost of Borrowings	4.11%	4.32%	4.81%	5.04%	3.37%
			Pre-FAS 133/159[d] Basis		
Net Income	$ 699.7	$ 711.4	$ 705.5	$ 415.6	$ 389.6
Average Earning Assets[b]	50,443	42,757	37,859	36,076	36,306
Annual Return on Average Earning Assets[c]	1.39%	1.66%	1.86%	1.15%	1.07%
Return on Loans	4.14%	5.14%	4.94%	4.35%	4.16%
Return on Investments	3.70%	4.72%	4.27%	2.99%	2.34%
Cost of Borrowings	3.29%	4.68%	4.31%	3.75%	3.58%
			Current Value Basis		
Net Income	$ 101.9	$ 1,159.0	$ 544.1	$ 93.7	$ 562.8
Average Earning Assets[b]	51,575	43,726	39,130	37,948	39,391
Annual Return on Average Earning Assets	0.20%	2.65%	1.31%	0.23%	1.47%
Return on Loans	9.18%	6.40%	2.58%	(1.18%)	4.25%
Return on Investments	3.51%	7.77%	5.48%	(1.11%)	3.51%
Cost of Borrowings	7.17%	5.32%	3.51%	(1.34%)	3.56%

[a] Net of administration expenses allocated to the Asian Development Fund and loan origination costs that are deferred.
[b] Composed of investments and related swaps, outstanding loans (excluding net unamortized loan origination cost/front-end fees) and related swaps and equity investments.
[c] Represents net income before net unrealized gains/losses on derivatives, over average earning assets.
[d] FAS 159 is applicable to 2008 only.

Note: Total may not add due to rounding.
– Nil.
( ) Negative.

Table 2: Condensed Current Value Balance Sheets as at December 31, 2008 and 2007 (unaudited)
In thousands of U.S. dollars

	December 31, 2008					December 31, 2007
	Statutory Basis	Reversal of FAS 133/159[a]	Pre-FAS 133/159 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from Banks	$ 142,238	$ –	$ 142,238	$ –	$ 142,238	$ 108,821
Investments and Accrued Income	15,544,399	–	15,544,399	–	15,544,399	13,440,728
Securities Transferred under Repurchase Agreement	309,358	–	309,358	–	309,358	5,041,387
Securities Purchased under Resale Arrangement	511,756	–	511,756	–	511,756	427,132
Loans Outstanding and Accrued Interest	36,150,156	(451)	36,149,705	1,622,166	37,771,871	31,434,283
Provision for Loan Losses and Unamortized Net Loan Origination Costs	59,088	–	59,088	–	59,088	27,087
Equity Investments	641,427	(6,060)	635,367	6,060	641,427	808,157
Receivable from Members	144,514	–	144,514	(50,790)	93,724	105,027
Receivable from Swaps						
Borrowings	23,831,087	(2,237,329)	21,593,758	2,237,329	23,831,087	17,968,867
Others	882,793	(163,125)	719,668	163,125	882,793	512,089
Other Assets	504,936	–	504,936	–	504,936	463,793
TOTAL	$ 78,721,752	$ (2,406,965)	$ 76,314,787	$ 3,977,890	$ 80,292,677	$ 70,337,371
Borrowings and Accrued Interest	$ 36,026,446	$ 5,912	$ 36,032,358	$ 1,816,481	$ 37,848,839	$ 32,023,669
Payable for Swaps						
Borrowings	24,867,815	(1,347,193)	23,520,622	1,347,193	24,867,815	16,936,964
Others	1,198,781	(361,357)	837,424	361,357	1,198,781	583,320
Payable under Securities Repurchase Agreement	301,759	–	301,759	–	301,759	5,092,316
Accounts Payable and Other Liabilities	1,057,481	–	1,057,481	–	1,057,481	722,402
Total Liabilities	63,452,282	(1,702,638)	61,749,644	3,525,031	65,274,675	55,358,671
Paid-in Capital	3,777,071	–	3,777,071	–	3,777,071	3,842,293
Net Notional Maintenance of Value Receivable	(564,383)	–	(564,383)	–	(564,383)	(661,197)
Ordinary Reserve	9,532,487	1,194	9,533,681	877,280	10,410,961	9,642,454
Special Reserve	209,723	–	209,723	–	209,723	202,847
Loan Loss Reserve	195,062	–	195,062	–	195,062	182,100
Surplus	894,594	–	894,594	–	894,594	616,300
Cumulative Revaluation Adjustments Account	(23,336)	23,336	–	–	–	–
Net income[b] - December 31, 2008	1,119,473	(426,647)	692,826	(597,852)	94,974	–
Net income[b] - December 31, 2007	227,500[c]	(227,500)	–	–	–	1,153,903
Accumulated Other Comprehensive Income	(98,721)	(74,710)	(173,431)	173,431	–	–
Total Equity	15,269,470	(704,327)	14,565,143	452,859	15,018,002	14,978,700
TOTAL	$ 78,721,752	$ (2,406,965)	$ 76,314,787	$ 3,977,890	$ 80,292,677	$ 70,337,371

a Includes reversal of unrealized (gains) losses attributed to equity investments accounted for under equity method.
b Net income after appropriation of guarantee fees to Special Reserve.
c Cumulative effect of FAS 157/159 adoption to prior years' net income.

– Nil.
() Negative.

Table 3: Condensed Current Value Income Statements as at December 31, 2008 and 2007 (unaudited)
In thousands of U.S. dollars

	December 31, 2008					December 31, 2007
	Statutory Basis	Reversal of FAS 133/159 Effects[a]	Pre-FAS 133/159 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
REVENUES						
From Loans	$ 1,357,981	$ –	$ 1,357,981	$ –	$ 1,357,981	$ 1,442,338
From Investmens	677,175	–	677,175	–	677,175	683,212
From Guarantees	6,876	–	6,876	–	6,876	5,049
From Equity Investments	3,737	24,055	27,792	(24,055)	3,737	58,897
From Other Sources – net	18,685	–	18,685	–	18,685	18,835
Total Revenue	2,064,454	24,055	2,088,509	(24,055)	2,064,454	2,208,331
EXPENSES						
Borrowings and Related Expenses	1,208,391	–	1,208,391	–	1,208,391	1,389,778
Administrative Expenses	141,047	–	141,047	–	141,047	127,327
Technical Assistance to Member Countries	8,357	–	8,357	–	8,357	(683)
Provision for Losses	(3,467)	–	(3,467)	3,467	–	–
Other Expenses	6,272	–	6,272	–	6,272	3,998
Total Expenses	1,360,600	–	1,360,600	3,467	1,364,067	1,520,420
Net Realized Gains	(28,096)	–	(28,096)	–	(28,096)	22,905
Net Unrealized Gains	450,591	(450,702)[b]	(111)	24,055	23,944	14
Current Value Adjustments[c]	–	–	–	(597,852)	(597,852)	447,543
Provision for Losses	–	–	–	3,467	3,467	579
NET INCOME	$ 1,126,349	$ (426,647)	$ 699,702	$ (597,852)	$ 101,850	$ 1,158,952

[a] Includes reversal of unrealized (gains) losses attributed to equity investments accounted for under equity method.
[b] FAS 133/159 adjustments are reversed as the current value adjustments incorporate the effect of net unrealized losses on derivatives and swapped borrowings under FAS 133 and FAS 159.
[c] Current value adjustments include the effect of FAS 133/159 adjustments and the net unrealized losses on equity investments accounted for under equity method.

Table 4: Summary of Current Value Adjustments (unaudited)
In thousands of U.S. dollars

	Balance Sheet Effects as of December 31, 2008					Income Statement Effects Year to Date	
	Loans After Swaps	Investments[a]	Borrowings After Swaps	Other Assets[b]	Less Prior Year Effects[c]	December 31, 2008	December 31, 2007
Total Current Value Adjustments on Balance Sheet	$ 1,492,746	$ (62,752)	$ (926,345)	$ (50,790)	$ (710,483)	$ (257,624)	$ 148,078
Unrealized Gains on Investments[d]						27,224[e]	232,792
Accumulated Translation Adjustments						(107,617)[f]	126,844
Pension and Post Retirement Benefit Liability Adjustments						(259,835)	(60,171)
Total Current Value Adjustments						$ (597,852)	$ 447,543

[a] Relates to investments related swaps and equity investments under equity method.
[b] Relates to receivable from members.
[c] Prior year effects include cumulative current value adjustments on all financial instruments and equity investments accounted for under equity method, made in the prior years.
[d] Relates to unrealized gains on investments and equity investments classified as available for sale.
[e] Included in Other Comprehensive Income under statutory basis.
[f] Relates to translation adjustments for the period and current translation effects from FAS 133/159 reversals.

– Nil.
( ) Negative.

ADB'S STRATEGIC FRAMEWORK

Long-Term Strategy

On April 7, 2008, ADB adopted a new long-term strategic framework for the 2008 to 2020 period. Known as Strategy 2020, the framework is based on a thorough examination of the region's challenges, a comprehensive review of ADB's past and ongoing operations, and extensive stakeholder consultations. Strategy 2020 reaffirms both ADB's vision of an Asia and Pacific region free of poverty and ADB's mission to help developing member countries reduce poverty and improve living conditions and quality of life. It also lays out clear directions for planning ADB's operations and its organization and business processes to 2020.

To achieve its mission, ADB will focus on three strategic areas: inclusive growth, environmentally sustainable growth, and regional integration. ADB operations will emphasize five key drivers of change: private sector development and operations, good governance and capacity development, gender equity, knowledge solutions, and partnerships.

Strategy 2020 recognizes that ADB cannot and will not attempt to meet all needs of all developing member countries. To maximize results, efficiency, and impact, ADB will focus its financial and institutional resources in five core areas that best support its agenda, reflect developing member countries' needs and ADB's strengths, and complement the efforts of development partners. These five core operational areas are infrastructure; environment, including climate change; regional cooperation and integration; financial sector development; and education. In other areas, ADB will operate selectively and in close partnership with other agencies.

Ordinary Capital Resources Requirements

During the ADB Annual Meeting in Madrid, Spain in May 2008, the Board of Directors reported to the Board of Governors on the status of ADB's resources and the need to initiate a study of ADB's ordinary capital resources requirements. In October 2008, the Board of Directors discussed the first paper on ADB's ordinary capital resources requirements. A second paper was submitted and discussed in January 2009. On April 6, 2009, the Board of Directors endorsed Management's proposal to increase ADB's capital by 200% of the shares subscribed, with 4% of the increase in the form of paid-in shares and the remaining 96% in the form of callable shares. The Board of Directors has submitted a report to the Board of Governors on such capital increase containing the related draft resolution for its consideration and action. The deadline for voting by the Board of Governors is April 29, 2009. If approved by the Board of Governors, this will constitute ADB's fifth general capital increase.

Lending and Borrowing Limitations

In December 2008, the Board of Directors approved a new lending limitation policy. Under the policy, the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio may not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus. This allows ADB's existing capital resources to be used more effectively. At the same time, the Board of Directors approved a new borrowing limitation policy pursuant to which ADB's gross outstanding borrowings may not exceed

the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus).

The Board of Directors also approved changing the treatment of guarantees issued by ADB. For purposes of lending headroom calculations, guarantee liabilities will be included only as and when they become first callable and only the actual amount that is contingently payable in that year will be included in the calculation. This new treatment of guarantees will more effectively leverage ADB's capital base without negatively impacting its ability to ensure compliance with the lending limitation.

Capital Adequacy Framework

In June 2008, the Board of Directors approved an enhanced capital adequacy framework for ADB. Introduced in 2004, ADB's risk-based capital framework was used as the basis for both its capital adequacy assessment and income planning. The 2004 risk-based capital framework used a fixed equity-loan ratio initially set at 35% as an indicator of capital adequacy. In contrast, the new risk-based capital framework replaces the fixed equity-loan ratio with a stress test. This enables ADB to immediately capture the impact on its capital adequacy of positive and negative changes in portfolio credit quality. This modification, in turn, allows ADB to monitor and plan its equity capital position in advance and thus avoid being over- or under-capitalized. ADB's new capital adequacy framework is consistent with the practices of other multilateral development banks.

ADB OPERATING ACTIVITIES

The main instruments that ADB utilizes to help its developing member countries are loans, equity investments, guarantees, grants and technical assistance. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations, which tap official, commercial and export credit sources to maximize the development impact of ADB's assistance.

Ordinary Capital Resources Operational Policies

ADB is authorized under the Charter to make, participate in or guarantee loans to its developing member countries or their governments, to any of their agencies or political subdivisions, and to public or private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. Such loans are made only for projects or programs of high developmental priority.

In evaluating the projects that it may finance, ADB considers such factors as economic, social, environmental, technical, institutional and financial feasibility, effect on the general development activity of the country concerned, contribution to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings, balance of payments effects, impact of new technologies on productivity, and expansion of employment opportunities. ADB's vision is an Asia and Pacific region free of poverty and its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB aims to make substantive contributions toward its vision by focusing its support on three strategic agendas: inclusive economic growth, environmentally sustainable growth, and regional integration. ADB positions itself as a partner and agent for change by promoting private sector development, good governance, gender equity, knowledge solutions and partnerships.

In considering an application for a loan or grant, ADB considers the ability of the borrower to obtain financing elsewhere on terms and conditions that ADB considers reasonable. In the case of loans to borrowers other than members or their governments, ADB may require that members or their governments guarantee such loans.

Except in special circumstances, ADB requires that the proceeds of its loans, grants, and equity investments and of the loans it guarantees be used only for procurement of goods and services produced in and supplied from member countries. ADB supervises the disbursement of its loans and grants to ensure that the proceeds are applied only against eligible expenditures. ADB seeks to ensure that procurement of goods and services financed out of its funds is based on the principles of economy and efficiency. For this purpose, ADB generally requires that competitive bids be sought from potential suppliers, that engineering and other plans and specifications be drawn up independently of the suppliers or manufacturers and, if appropriate, that independent consultants be retained.

Ordinary Operations Program Lending

ADB's program lending is designed to promote poverty reduction through appropriate policy and institutional reforms over the medium- to long-term. The loan proceeds may be used to finance economy-wide import requirements on the basis of a negative import list, or where

necessary and appropriate, sector specific import requirements on the basis of a positive import list. Under the current policy, program lending as a percentage of total lending on a three-year moving average basis is subject to a ceiling of 20% in normal circumstances. Additionally, ADB has adopted a program cluster approach (whereby a single approval can be given for two or more related subprograms) as an extension of its program lending modality to enhance flexibility and has extended the time frame for program implementation to seven years. ADB has also introduced a special program loan facility (SPL) to provide, on an exceptional basis, assistance as part of an international rescue package providing substantial support beyond ADB's anticipated assistance levels to crisis-affected countries. ADB charges higher rates for SPLs to help mitigate potential adverse effects on ADB's financial strength and risk bearing capacity. SPLs do not count against the ceiling on regular program lending.

Pilot Financing Instruments and Modalities

Under ADB's innovation and efficiency initiative, new financing instruments and modalities were approved in August 2005. Some were implemented on a pilot basis from September 2005 to August 2008 to allow ADB's Management and Board of Directors to assess their viability, relevance, effectiveness, and uptake. The status of each new modality is described below.

The multitranche financing facility was mainstreamed into ADB's financing operations in July 2008 because of high demand for the facility and the significant size of the portfolio, as well as the assessment that this facility has created efficiency in implementing sovereign lending through shorter processing times and cost savings. As of December 31, 2008, 29 multitranche financing facilities – representing total available financing of $15.1 billion – had been approved.

The pilot period for the subsovereign and nonsovereign public sector financing facilities was extended to August 31, 2011. Although the subsovereign and nonsovereign public sector financing facility is fully aligned with Strategy 2020, more time and transactions are required to evaluate both its ability to meet client needs and the efficiency and effectiveness of its delivery. As of December 31, 2008, seven subsovereign and nonsovereign public sector facilities – representing total available financing of $1.4 billion – had been approved. Three, however, were canceled.

The refinancing facility, as defined in the pilot paper of 2005, was discontinued.

A local currency loan window was introduced into core ADB lending operations in August 2005 as an alternative to U.S. dollar loans based on the London interbank offered rate. Local currency loans have since been extended to nonsovereign borrowers. As of December 31, 2008, local currency loans have been made under ADB's nonsovereign operations in the People's Republic of China, India, Indonesia, Kazakhstan, and the Philippines.

Syndication and risk-sharing policy and operating frameworks were developed further since the introduction of the innovation and efficiency initiative, and were also mainstreamed into ADB's financing operations.

With the mainstreaming of all areas under the innovation and efficiency initiative except for the subsovereign and nonsovereign public sector financing facility and the refinancing facility, the initiative's mandate and scope are now deemed completed.

Nonsovereign Operations

The adoption of Strategy 2020 is a milestone for nonsovereign operations. Strategy 2020 prioritizes private sector development as a key driver of change in ADB's operations. By 2020, it is targeted that 50% of ADB's lending operations will be in private sector development and operations.

In support of these objectives, ADB assumes greater, but thoroughly assessed, risks and acts as a catalyst for investments that the private sector does not normally make. It helps developing member countries attract direct private sector investments that support inclusive growth and improve the environment. To do so, ADB's tools include direct financing, credit enhancements, risk mitigation guarantees, and innovative new financial instruments.

In its nonsovereign operations, ADB directly assists developing member countries through projects with development impact that may have limited access to capital. ADB participates in projects through nonsovereign loans (direct loans to private and/or public sector entities, including state-owned enterprises, without sovereign counterguarantees); equity investments; and credit enhancement products (including guarantees and B-loans, where ADB arranges a complete financing package for a project and thus encourages local and international commercial banks to participate).

As in 2007, the focus of ADB's nonsovereign operations in 2008 was on core priority sectors aligned with Strategy 2020, such as energy, urban infrastructure, and finance. Also included were strategic interventions through public-private partnerships focusing on broadening partnerships in energy, energy efficiency, transport, water, wastewater treatment and disposal, and power distribution.

In 2008, nonsovereign operations grew, with new financing reaching $2.5 billion from $1.8 billion in 2007. Since its first private sector investment in 1983, ADB has approved 236 nonsovereign projects for a total assistance amounting to $9.5 billion, including equity investments, direct loans and B-loans, and guarantees. At the end of 2008, nonsovereign projects in 20 developing member countries were under administration.

The exposure limits for a single borrower, investee, or other counterparty in an ADB nonsovereign financing are the following:

(i) For loans, and guarantees representing in effect the same risk as that of loans, the lesser of: (a) $250 million; and (b) an amount equal to 25% of (1) total project cost, in the case of a limited recourse project financing; or (2) the total assets of the relevant borrower, in the case of a corporate loan, provided that in the event project costs or total assets, as the case may be, are less than $50 million, the amount under (b) shall be equal to 50% of such project costs or total assets, respectively. The above limit can be increased to the lesser of (c) $400 million, and (d) an amount equal to 70% of project cost or total assets, as the case may be, provided that there is a guarantee from an entity with an international credit rating of A- or better, for that class of transaction.

(ii) For guarantees not covered above, the lesser of: (a) $400 million; and (b) an amount equal to 40% of (1) total project cost, in the case of a limited recourse project financing; or (2) the total assets of the relevant borrower, in the case of a corporate loan.

(iii) For equity investments, the lesser of: (a) $75 million; and (b) an amount equal to 25% of the aggregate issued share capital of the investee or net worth, at the time of ADB's commitment to invest.

ADB's participation is meant to catalyze or bring about financing from other sources - both local and foreign - and not to compete with these sources. ADB cannot be the largest single investor in an enterprise. As needed, ADB will help mobilize additional debt from commercial banks and other development institutions and financing partners. This may be through parallel financing, separate from the ADB financing package, or through syndication arrangements in which ADB acts as lender of record and commercial banks take a participation in the ADB loan. Alternatively, ADB may provide guarantees or act as a guarantor of record to commercial financial institutions.

Technical Assistance

ADB is authorized to meet requests from member countries for technical assistance in such fields as the preparation and evaluation of specific development projects, the preparation and execution of development plans, and the creation and strengthening of institutions serving agriculture, industry, and public administration. Recipients of technical assistance may be governments or any of the other entities authorized under the Charter. ADB extends technical assistance as grants or loans. Since 2005, ADB has also provided technical assistance for private sector development.

The Charter limits the funds which may be drawn upon to provide technical assistance on a grant basis to the amount of ADB's net income from ordinary operations plus any Special Funds resources (other than net income transferred from ordinary operations) available for such purposes. In April 2001, the Board of Directors approved the use of ordinary capital resources current income to finance certain technical assistance operations within a rolling four-year financing framework. In 2003, ADB reverted to the practice of allocating ordinary capital resources net income to the Technical Assistance Special Fund and of financing technical assistance activities through this fund and various other funding resources. On an exceptional basis, ADB committed to $10.0 million from ordinary capital resources net income as contribution to the Java Reconstruction Fund in November 2008, for the purposes of Yogyakarta and Central Java reconstruction. This was treated as a technical assistance grant in 2008.

Ordinary Operations

Under ADB's new lending limitation policy approved in December 2008, the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, shall not exceed the total amount of ADB's unimpaired subscribed capital, reserves and surplus. At December 31, 2008, the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantees was $36,753 million ($31,363 million in 2007), compared with a maximum lending ceiling on such date of $65,959 million ($66,817 million in 2007).

Loans

From its establishment through December 31, 2008, ADB had approved loans, net of terminations and reductions, aggregating $107,176 million in its ordinary operations. At December 31, 2008, ADB's total amount of outstanding loan commitments in its ordinary operations was

$56,499 million. On such date, the six largest borrowers from ADB in its ordinary operations, accounting for 90.5% in aggregate amount of all approved ordinary operations loans less amounts cancelled and repaid, were the People's Republic of China (25.4%), India (21.8%), Indonesia (19.1%), Pakistan (12.3%), Philippines (8.1%), and Viet Nam (3.8%).

In 2008, 61 ordinary operations loans totaling $8,705 million were approved, as compared with 60 ordinary operations loans totaling $8,213 million in 2007. Of the 2008 approved loans, $6,924 million were sovereign loans and $1,780 million were nonsovereign loans, as compared with $7,348 million and $865 million, respectively, in 2007. Of the total approved ordinary operations loans in 2008, 64.0% went to the People's Republic of China, India, and Philippines.

During 2008, loan disbursements totaled $6,472 million, which represented an increase of 23.7% from the $5,234 million disbursed in 2007. Regular principal repayments in 2008 were $1,646 million ($1,374 million in 2007), while prepayments amounted to $277 million ($80 million in 2007). In 2008, eight loans were fully prepaid. On December 31, 2008, the total loans outstanding after allowance for losses and unamortized loan origination costs amounted to $35,910 million ($30,283 million in 2007).

A summary of the ordinary operations outstanding loan commitments of ADB by member country as of December 31, 2008 is set forth in *Appendix V* of the *Financial Statements.* A breakdown by sector of the ordinary operations loans approved by ADB since its establishment, net of terminations and reductions, and those loans that were effective (approved loans as to which the conditions precedent to disbursement have been met and which have not been cancelled or repaid) as of December 31, 2008 is shown in *Table 5.*

Table 5: Sectoral Breakdown of Ordinary Operations Loans
As of December 31, 2008
Amounts in millions of U.S. dollars

Sector	Total Approved Loans		Total Outstanding Effective Loans[a]	
	Amount	Percent	Amount	Percent
Transport and communications	$ 29,272	27.3%	$ 15,412	31.0%
Energy	24,708	23.1	9,741	19.6
Finance[b]	14,674	13.7	5,044	10.2
Multisector	9,935	9.3	6,222	12.5
Agriculture and natural resources	8,075	7.5	2,904	5.8
Law, economic management, and public policy	6,254	5.8	4,870	9.8
Water supply, sanitation, and waste management	5,159	4.8	2,608	5.3
Industry and trade	4,270	4.0	703	1.4
Education	2,792	2.6	1,282	2.6
Health, nutrition and social protection	2,038	1.9	883	1.8
Total	$ 107,176	100.0%	$ 49,669[c]	100.0%

[a] Includes outstanding loans and undisbursed effective loans.
[b] Includes loans for the development of financial systems and capital markets in developing member countries and loans to development finance institutions in member countries which are reloaned to finance small- and medium-scale industries and other eligible borrowers in various sectors.
[c] Includes program loans aggregating $13,241 million and representing 27% of total effective loans.

Note: Totals may not add up because of rounding.

ADB's loans generally cover only a portion of the total costs of the projects and programs it finances. Large- and medium-scale projects financed by ADB from its ordinary capital resources with loans approved through December 31, 2008 were estimated, at the time of their respective approvals, to have a total aggregate cost of approximately $213,838 million, of which approximately 32.2% was to be financed by ADB. In addition, ADB has made loans to finance portions of the total costs of smaller-scale projects in a sector, directly or under relending arrangements. In 2008, $838 million was mobilized in official loan cofinancings with partial administration by ADB for four loan projects totaling $752 million.

Sovereign and Nonsovereign Loans

The majority of ADB's ordinary operation loans (93.4%) have been made to the public sector (member countries and with the guarantee of the concerned member, government agencies or other public entities). The rest is to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. A summary of cumulative approvals and portfolio position of sovereign and nonsovereign loans is shown in *Table 6.*

Table 6: Lending Status at December 31
In millions of U.S. dollars

	Sovereign		Nonsovereign	
	2008	**2007**	**2008**	**2007**
Cumulative Approvals[a]	$ 102,065	$ 95,141	$ 5,111	$ 3,596
Cumulative Effective Loans[b]	82,727	76,564	3,508	2,371
Cumulative Repayments[c]	36,440	34,741	1,130	964
Outstanding	$ 34,181	$ 28,961	$ 1,670	$ 1,295
Undisbursed[d]	18,599	17,876	2,050	1,136
Total Loans	$ 52,780	$ 46,837	$ 3,720	$ 2,430

[a] Net of loan terminations and reductions.
[b] Effective loans are loans (whether disbursed or undisbursed) which have been approved by ADB and in respect of which all conditions precedent to drawdown have been satisfied.
[c] At historical U.S. dollar equivalents.
[d] Includes not yet effective loans.

Note: Totals may not add up because of rounding.

ADB has not suffered any losses of principal on sovereign loans. ADB maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB's operations. During 2008, $1.3 million was written back on two sovereign loans (provision of $0.4 million in 2007), decreasing the accumulated loan loss provision on sovereign loans to $4.4 million ($5.7 million in 2007). Loan loss provisions for nonsovereign loans totaling $5.0 million were written back/off mainly due to the sale or restructuring of three loans. This resulted in a significant decrease in the balance of accumulated loan loss provisions for nonsovereign loans to $4.8 million in 2008, from $9.4 million in 2007 (see *Appendix VIII* of the *Financial Statements, Notes E* and *M*).

In conjunction with its income planning framework, ADB established a loan loss reserve in 2004, which is presented under "Capital and Reserves" in the balance sheet for its sovereign loans and guarantee portfolios. In December 2006, the Board of Directors approved the application of this policy to nonsovereign credit exposures. As of December 31, 2008, the loan loss reserve amounted to $195 million, as compared to $182 million as of December 31, 2007 (see *Appendix VIII* of the *Financial Statements, Note L*).

Lending Windows

ADB's currently available lending windows are the LIBOR-based loan (LBL) window and the local currency loan (LCL) window. Until June 30, 2001, ADB had three lending windows for loans from ordinary capital resources, namely, the pool-based multicurrency loan (PMCL) window[1], the pool-based single currency loan (PSCL) window in U.S. dollars, and the market-based loan (MBL) window. With the introduction of the LBL window, the PMCL and MBL windows were retired on July 1, 2001 and the PSCL window was retired on July 1, 2002.

The LBL window was introduced in July 2001 in response to borrower demand for new ADB financial loan products to suit their project needs and external debt risk management strategies. The LBL product gives borrowers a high degree of flexibility in terms of (i) choice of currency and interest rate basis; (ii) various repayment options (for sovereign loans negotiated after January 1, 2007, borrowers have the following repayment options: annuity type, straight-line, bullet, and custom-tailored repayment terms to match their cash flow projections); (iii) the ability to change the original loan terms at any time during the life of the loan; and (iv) the option to purchase a cap and collar on a floating lending rate at any time during the life of the loan, while at the same time providing low intermediation risk to ADB.

The Board of Directors approved the introduction of the LCL window in August 2005. The LCL window is available to both private sector and public sector entities. ADB aims to reduce currency mismatches in its developing member countries by extending LCLs in close cooperation with the local financial sector to complement and catalyze local financial resources. In addition, LCL activities can have important benefits for developing local capital markets.

A breakdown of ADB's ordinary operations loan portfolio by loan product as of December 31, 2008 and December 31, 2007 is presented in *Table 7.*

---

1 PMCL was limited to loans denominated in Japanese yen - Pool-based Single Currency (JPY) Loans.

Table 7: Loan Portfolio by Loan Products as of December 31
In millions of U.S. dollars

	Sovereign		Nonsovereign	
	2008	2007	2008	2007
LIBOR-based Loans				
Outstanding	$ 23,419	$ 17,569	$1,138[a]	$877[a]
Undisbursed	18,596	17,875	1,504[a]	575[a]
Market-based Loans				
Outstanding	482	510	115	141
Undisbursed	–	–	–	–
Pool-based Single Currency (JPY) Loans				
Outstanding	3,203	3,137	–	2
Undisbursed	–	–	–	–
Pool-based Single Currency (US$) Loans				
Outstanding	7,054	7,723	–	–
Undisbursed	2	2	–	–
Local Currency Loans				
Outstanding	–	–	405	259
Undisbursed	–	–	546	560
Others				
Outstanding	22	22	12	16
Undisbursed	–	–	0	0
Total				
Outstanding	$34,181	$28,961	$1,670	$1,295
Undisbursed	$18,599	$17,876	$2,050	$1,136

[a] Includes lending without sovereign guarantee to state-owned enterprises.

Notes: Totals may not add up because of rounding.
Undisbursed balances include undisbursed effective loans and loans approved but not yet effective.

Financial Terms of Loans

Currently Available Financial Terms

LBL window: ADB offers loans denominated in euros, Japanese yen or U.S. dollars. Since November 2006, ADB has been authorized to offer additional loan currencies to borrowers from time to time. Initially, the loans bear a floating interest rate. Borrowers may direct ADB to automatically implement a series of interest rate fixings either by period or by amount. With a floating interest rate, the lending rate is reset every six months on each interest payment date. The interest rate is the cost base rate plus a lending spread that is specified in the loan agreement. The cost base rate is equal to LIBOR and is reset every six months. The lending spread for sovereign loans is equal to ADB's basic lending spread prevailing at the time of loan signing.

For sovereign loans negotiated before October 1, 2007, the lending spread is 0.60%. On April 7, 2009, the Board of Directors approved, for borrowers of such loans that do not have arrears

with ADB, a waiver of 20 basis points off the lending spread for interest periods up to and including June 30, 2010.

In December 2007, the Board of Directors approved an effective contractual spread of 0.20% for all sovereign loans negotiated on or after October 1, 2007. No waiver mechanism applies for such loans.

The lending spread for nonsovereign loans reflects the credit risk of the specific project and borrower and is determined on a case-by-case basis.

A commitment fee is levied on the undisbursed balance of effective sovereign loans, beginning 60 days after execution of the applicable loan agreement. For project loans signed or negotiated on or before January 1, 2007, the commitment fee is 0.75% per annum and accrues on the following increasing portions of the total loan amount (less cumulative disbursements): 15% in the first year, 45% in the second year, 85% in the third year, and 100% thereafter. For project loans negotiated after January 1, 2007 and before October 1, 2007, a flat commitment fee of 0.35% applies. For program loans negotiated during the same period, the commitment fee is 0.75% per annum.

On April 7, 2009, the Board of Directors approved for all sovereign loans that are not in arrears a waiver of (i) 0.10% per annum of the commitment fee for project loans negotiated after January 1, 2007 and (ii) 0.50% per annum of the commitment fee for all program loans. The waiver of the commitment fee will be applicable with respect to all interest periods up to and including June 30, 2010.

In December 2007, the Board of Directors approved the reduction of the commitment charge from 0.35% for project loans and from 0.75% for program loans to 0.15% for both project and program loans negotiated on or after October 1, 2007. No waiver mechanism applies for such loans.

For nonsovereign loans, the commitment fee is negotiated between ADB and the borrower for each individual loan.

For sovereign loans negotiated before October 1, 2007, a front-end fee of 1% is charged on sovereign loans, with the borrowers being given the option to capitalize the fee. The Board of Directors has approved, for borrowers that do not have arrears with ADB, the waiver of the entire front-end fee for all sovereign loans approved up to and including June 30, 2009. In December 2007, the Board of Directors approved the elimination of front-end fees for sovereign loans negotiated on or after October 1, 2007.

ADB also charges a market-based front-end fee on nonsovereign loans to cover the administrative costs incurred in loan origination. Front-end fees are typically in the range of 1.0% to 1.5% depending on the transaction.

Sovereign loans provide for rebates and surcharges. ADB adheres to a principle of automatic cost pass-through pricing for LBLs, returning the actual sub-LIBOR funding cost margin achieved to its LBL sovereign loan borrowers through rebates. A surcharge could arise if ADB's funding cost is above six-month LIBOR. The rebate and surcharge are calculated on January 1 and July 1 of each year based on ADB's actual average funding cost margin for the preceding six-month period.

In 2008, ADB returned the actual sub-LIBOR funding cost margin of $81.1 million ($38.1 million in 2007) to its LBL sovereign loan borrowers based on the following rebate rates:

Table 8: Rebate Rates for LBL Window
% per annum

	U.S. dollar	Japanese yen
January 1, 2008	0.34	0.31
July 1, 2008	0.33	0.39

In November 2006, the Board of Directors approved the simplification of the rebate/surcharge mechanism for all sovereign loans by incorporating the applicable rebate/surcharge into the interest rate for the upcoming interest period instead of retroactively. This change simplifies interest calculations and loan administration and provides borrowers with actual rebate/surcharge information upfront. The switch from retroactive rebate to upfront pricing took effect on July 1, 2007 for the second half of 2007.

Also in November 2006, the Board of Directors approved an option for existing LBLs which have been fully disbursed and outstanding to convert the currency in which the loan is denominated into local currency.

LCL window: ADB prices its LCL product according to transparent pricing principles. The cost base rate depends on whether financing in a local currency is based on back-to-back funding or the pool-based approach. For back-to-back funding, the cost base rate comprises ADB's cost of a funding transaction undertaken to finance a specific loan. For a pool-based funding approach, the cost base rate is based on a local floating rate benchmark (equivalent to LIBOR). All LCLs will initially have a floating rate until the borrower requests a fixed rate. For a floating rate loan, the lending rate will change based on the underlying local currency benchmark. For fixed rate loans, the lending rate will be based on the swap equivalent of ADB's cost base rate as of the rate fixing date that corresponds to the maturity and amortization schedule of the disbursement. Rate fixings are subject to ADB being able to enter into appropriate hedging transactions in the local market.

The lending spread follows similar principles as those applied to ADB's LBL product. The effective contractual spread of 0.20% approved by the Board of Directors in December 2007 for sovereign LBLs negotiated on or after October 1, 2007 also applies to LCLs negotiated on or after October 1, 2007 that are guaranteed by sovereigns. For non-guaranteed LCLs, risk-based pricing is used to determine the lending spread, which is negotiated separately for each loan. In determining the lending spread for these loans, security arrangements, market-based pricing levels, and credit risk factors for each specific loan, among others, must be considered.

Front-end fees and commitment charges are handled similarly to the LBL product. All LCLs negotiated on or after October 1, 2007 that are guaranteed by sovereigns will not be charged front-end fees, and commitment charges for undisbursed amounts on such loans will be reduced from 0.35% to 0.15%. For non-guaranteed loans, the front-end fee will vary from case to case, typically ranging from 1.0% to 1.5% of the loan amount, or less if the overall project return justifies it. For non-guaranteed loans, the commitment fee is loan-specific, typically in a range of 0.50% to 0.75% per annum on the undisbursed loan balances.

Borrowers are allowed to prepay all or part of the disbursed and outstanding balance of a LCL during the life of the loan. However, prepayment charges will apply based on the costs, if any, that ADB incurs as a result of the prepayment for the remainder of the term of the prepaid loan. Borrowers are allowed to cancel all or part of the undisbursed balance at any time. No cancellation charge applies if ADB follows a pool-based funding approach. A cancellation charge may apply for back-to-back funding to compensate ADB for any costs incurred as a result of the cancellation.

Rebates and surcharges apply to sovereign guaranteed LCLs that are funded under the pool-based approach. This principle is identical to the pricing approach for ADB's LBL product, and upholds the principle of automatic cost pass-through pricing. The approved simplification mechanism for rebates and surcharges for LBLs in November 2006 is also applicable to LCLs.

Under the LCL window, borrowers have the option to change the interest basis of a local currency loan at any time during the life of the loan by requesting an interest rate conversion to fix or unfix their interest rate, subject to relevant swap market opportunities available to ADB in the local market. The terms and conditions that ADB can achieve by executing the necessary hedging transactions are passed on to the borrower, plus a transaction fee of 0.0625%, which is identical to the fee charged for these transactions under the LBL policy, except for the first series of interest rate conversions for which no fee is charged.

Previously Available Financial Terms

PSCL lending windows: The lending rates for the PSCL Japanese yen and PSCL U.S. dollar are determined on the basis of ADB's average cost of borrowings for the previous six months plus a lending spread, which is the same as the lending spread applicable to sovereign LBLs negotiated before October 1, 2007. ADB's pool-based variable lending rates for the years 2007, 2008 and the first half of 2009 are shown in *Table 9.*

Table 9: Pool-based Lending Rates[a]

% per annum

	2009	2008	2007	PSCLs
January 1	1.92	1.90	1.31	Japanese yen
	5.03	6.12	5.91	U.S. dollar
July 1		1.98	1.69	Japanese yen
		5.64	6.34	U.S. dollar

[a] Lending rates are set on January 1 and July 1 every year, are valid for six-month periods and are represented net of the 20 basis points lending spread waiver.

In November 2006, the Board of Directors approved an option for all PSCL borrowers to convert their outstanding loan balances under PSCLs to LBLs at prevailing market rates at the time of conversion.

MBL lending window: The interest rates on MBLs are either fixed or floating. The lending rates for MBLs are determined on the basis of six-month LIBOR with reset dates of either March 15 and September 15 or June 15 and December 15 plus a lending spread. The lending spread for MBLs to financial intermediaries in the public sector is the same as that applicable to pool-based public sector loans. For private enterprises, the lending spread is determined on a case-by-case basis to cover ADB's risk exposure to particular borrowers and projects. A front-end fee of about

1.0% to 1.5% of the loan amount and a commitment fee of about 0.50% to 0.75% per year on the undisbursed balance are typically charged on MBLs.

Debt Management Products

The Board of Directors approved in November 2006 the introduction of debt management products to members and entities fully guaranteed by members in relation to their third-party liabilities. In offering the debt management products for third-party liabilities, ADB is able to contribute to the economic development of its developing member countries by allowing members or guaranteed entities to improve debt management, thereby potentially reducing economic volatility, reducing borrowing costs, improving access to capital markets, and freeing up scarce financial resources for economic development.

Debt management products offered by ADB include currency swaps, including local currency swaps, and interest rate swaps. While currency swaps include the possibility of members or guaranteed entities transforming a foreign currency liability into a local currency liability, the reverse transformations of a local currency liability into a foreign currency liability is not offered. Members or guaranteed entities interested in purchasing debt management products for third-party liabilities must enter into an International Swaps and Derivatives Association master agreement and credit support annex with ADB.

Equity Investments

ADB provides assistance in the form of equity investments, in addition to loans without government guarantees, and other financing schemes. The Charter allows the use of ordinary capital resources for equity investments in an amount up to 10% of ADB's unimpaired paid-in capital together with reserves and surplus, exclusive of special reserves. The total equity investment portfolio – for both outstanding and undisbursed approved equity investments – amounted to $911.1 million at December 31, 2008. This represented about 61% of the ceiling defined by the Charter.

As of December 31, 2008, the total exposure[2] of nonsovereign operations in equity investments amounted to about $815.0 million.

In 2008, seven equity investments totaling $123.1 million were approved, as compared with five equity investments totaling $79.8 million in 2007 (net of cancellations). In the same year, ADB disbursed a total of $125.7 million in equity investments, an 8.7% increase from $115.6 million disbursed in 2007, and received a total amount of $53.6 million from capital distributions and divestments, whether in full or in part, in 20 projects. The divestments were carried out in a manner consistent with good business practices, after ADB's development role in its investments had been fulfilled, and without destabilizing the companies concerned.

For additional information on Equity Investments, see *Appendix VIII* of the *Financial Statements, Note G.*

---

[2] Represents total effective equity investments with outstanding balances as of December 31, 2008.

Guarantees

ADB's guarantee instruments catalyze capital flows into and within its developing member countries for eligible projects, by allowing commercial lenders, capital market investors and other financing partners to transfer certain risks to ADB that they cannot easily absorb or manage on their own. Reducing these risks can make a significant difference in mobilizing debt funding for projects. ADB has provided guarantees for infrastructure projects, capital market transactions, and trade finance.

Guarantees can be provided when ADB has a direct or indirect participation in a project or related sector, through a loan, equity investment or technical assistance. Guarantees are subject to prudential exposure limits for nonsovereign operations. Guarantee tenors are based on the requirements of the underlying project. Equity instruments are ineligible for guarantee coverage.

Guarantee fees vary depending on whether ADB benefits from a sovereign counterindemnity or not. Guarantees with a sovereign counterindemnity are priced equivalent to ADB's sovereign lending spread; without a sovereign counterindemnity, they are market priced. If a counterindemnity is partial (that is, it covers only selected risks, amounts, or periods), the final price blends the price applicable for the respective parts. ADB may charge or pay administrative and other fees that are specific to the processing and implementation of a credit enhancement product, consistent with industry practice.

Guarantees generally are not recognized in the balance sheet and have off-balance sheet risks. For guarantees issued and modified after December 31, 2002 in accordance with FASB Interpretation No. 45, ADB recognized at the inception of a guarantee the non-contingent aspect of its obligations. ADB's total exposure on signed and effective loan guarantees is disclosed in *Appendix VIII* of the *Financial Statements, Note F.*

ADB offers two primary guarantee products - political risk guarantee and credit guarantee - both designed to mitigate risk exposure of financing partners.

Political Risk Guarantee: ADB's political risk guarantee (PRG) is designed to facilitate cofinancing by providing financing partners with coverage against specifically defined political risks. Coverage is available against any combination of the risks of expropriation, currency inconvertibility or non-transferability, political violence, and breach of contract by government entities. All or part of the outstanding debt service obligations to a financing partner may be covered. The cover may be for principal and/or interest payment obligations.

Credit Guarantee: The credit guarantee (CG) of ADB provides comprehensive coverage of both commercial and political risks for a specific portion of the debt service owed to the financing partner. CG cover is particularly useful for projects in developing member countries with restricted access to financial markets, but which ADB considers creditworthy and financially sound. Since the 1997 Asian financial crisis, borrowers, project sponsors, commercial lenders, and host governments have increasingly sought to hedge currency mismatch risks by borrowing in the same currency as the revenues generated by the project. CGs can cover local currency debt, including domestic bond issues or long-term loans from local financial institutions.

In 2008, ADB approved one PRG of up to $10.0 million to cover a loan facility from a commercial lender for a project in Afghanistan.[3]

ADB's exposure on guarantees as of December 31, 2008 and December 31, 2007 is shown in *Table 10.*

Table 10: Outstanding Guarantee Exposure as of December 31
In millions of U.S. dollars

	2008 Outstanding Amount	2007 Outstanding Amount
Credit Guarantees	$ 1,460	$ 1,234
Political Risk Guarantees	154	162
Others	1	1
Total	$ 1,616	$ 1,397

Note: Totals may not add up because of rounding.

Syndications

ADB's credit enhancement products also include syndications. Syndications enable ADB to transfer some or all of the risk associated with its direct loans and guarantees to its financing partners, thereby reducing its credit exposure. Syndications, including fronting, 'reinsurance' and sell-down arrangements, are used by ADB to mitigate and diversify the risk profile of its nonsovereign portfolio.

Syndications can occur before financial close or during the tenor of the underlying debt depending on market conditions, the status of the associated project, and the need for ADB to adjust its portfolio from time to time. Syndications enable appropriate balancing of ADB's risk exposures and may be arranged on an individual, portfolio, or any other basis consistent with industry practices. Under a fronting or 'reinsurance' arrangement, ADB shares any associated recovery under the ADB loan with financing partners participating in the syndication, while under a 'reinsurance' arrangement ADB assumes counterparty risk on the financing partner should it fail to meet its obligation to indemnify ADB. In 2008, ADB facilitated the provision of $565.0 million of resources through syndications, all of which was effected through B-loans[4] entered into to finance three separate projects.

[3] The PRG was, however, not made effective since the commercial lender subsequently decided to no longer avail itself of the PRG.

[4] A B-loan is a tranche of a direct loan advanced by ADB as lender-of-record, subject to eligible financial institutions taking funded risk participations within such a tranche and without recourse to ADB. It complements the direct loan funded by ADB.

FUNDING RESOURCES

ADB's ordinary operations are financed from ADB's ordinary capital resources, which consist primarily of its subscribed capital stock, proceeds from its borrowings, and funds derived from its ordinary operations.

Capital

The authorized and subscribed capital stock of ADB as of December 31, 2008 was $54,890 million. Subscriptions to the capital stock are divided into paid-in and callable shares. Of the total subscribed capital stock as of December 31, 2008, $3,861 million was paid-in and $51,029 million was callable.

The Charter contains provisions under which a member is required to pay to ADB additional amounts of its currency to maintain the value of ADB's holdings in such currency (except those derived from borrowings and from contributions to Special Funds) and ADB is required to pay to members amounts of their currencies necessary to adjust such value, in order to restore such value to the amount of the member's paid-in capital. However, pending a decision on the denomination and valuation of ADB's capital, ADB has suspended the implementation of these provisions (see *Appendix VIII* of the *Financial Statements, Note K*).

Paid-in Capital

As of December 31, 2008, 98.0% of the total paid-in capital of ADB was paid or payable in gold or convertible currencies, and 2.0% in the currencies of members with non-convertible currencies.

ADB's paid-in capital may be freely used in its ordinary operations, except that developing member countries have the right under the Charter to restrict the use of a portion of their paid-in capital to making payments for goods and services produced and intended for use in their respective territories. Paid-in capital aggregating $3.2 million was so restricted as of December 31, 2008 (see *Appendix VIII* of the *Financial Statements, Note C*).

The Charter authorizes the Board of Governors, by a vote of two-thirds of the total number of Governors representing at least three-quarters of the total voting power of the members, to set aside to Special Funds up to 10% of ADB's unimpaired capital paid-in by members (see *Special Operations*). As of December 31, 2008, a total of $74 million (1.9% of unimpaired paid-in capital) had been set aside and transferred to the Asian Development Fund, one of ADB's Special Funds.

Callable Capital

The callable portion of subscriptions to ADB's capital stock is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. Callable capital consequently may not be called for use in ADB's lending operations.

In the event of a capital call, payment may be made at the option of the member in gold, in convertible currency or in the currency required to discharge the obligations of ADB for the purpose for which the call is made.

No call has ever been made on ADB's callable capital. Calls on the callable portion of subscriptions are required to be uniform in percentage on all callable shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such calls would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet ADB's obligations. No member could be required, however, to pay a total amount greater than the unpaid balance of the callable portion of its subscription to ADB's capital stock.

As of December 31, 2008, 23 ADB members holding 64.5% of the total subscribed capital of ADB and 58.5% of the total voting power were also members of the OECD. Presented in *Table 11* is the capital subscription of such OECD members. These OECD members' total callable capital was equivalent to 89.7% of ADB's outstanding borrowings after swaps at December 31, 2008.

Table 11: Capital Subscription of OECD Members
In millions of U.S. dollars

	Subscribed Capital	Callable Capital
Japan	$ 8,547	$ 7,949
United States	8,547	7,949
Australia	3,169	2,947
Canada	2,865	2,664
Korea, Republic of	2,759	2,566
Germany	2,369	2,203
France	1,275	1,185
United Kingdom	1,118	1,040
Italy	990	920
New Zealand	841	782
The Netherlands	562	522
Switzerland	320	297
Austria	186	173
Belgium	186	173
Denmark	186	173
Finland	186	173
Ireland	186	173
Luxembourg	186	173
Norway	186	173
Portugal	186	173
Spain	186	173
Sweden	186	173
Turkey	186	173
Total	$35,412	$32,932

Note: Totals may not add up because of rounding.

The capital subscription of all ADB members is shown in *Appendix VII* of the *Financial Statements.*

ADB's capital stock and reserves as of December 31, 2008 is shown in *Table 12.* Further information on capital stock such as valuation of capital stock, maintenance of value of currency holdings and membership is contained in *Appendix VIII* of the *Financial Statements, Notes B* and *K.*

Table 12: Ordinary Capital Stock and Reserves
In millions of U.S. dollars

	December 31, 2008
Subscribed	$54,890
Less: Callable capital subscribed	51,029
Paid-in capital subscribed	3,861
Less: Other adjustments[a]	84
	3,777
Net Notional Amounts Required to Maintain Value of Currency Holdings, Reserves and Accumulated Net Income and Other Comprehensive Income[b]	11,492
Total Capital Stock, Reserves, Surplus and Accumulated Net Income and Other Comprehensive Income	$15,269

[a] Comprises $74 million capital transferred to the Asian Development Fund and $10 million of paid-in capital subscribed but not yet due (see *Appendix VIII* of the *Financial Statements, Note K*).
[b] For a description of reserves, see *Appendix VIII* of the *Financial Statements, Note L*.

ADB's Board of Governors is considering the Board of Directors' recommendation to increase ADB's capital. See *ADB's Strategic Framework – Ordinary Capital Resources Requirements.*

Borrowings

General Borrowing Policies

Under the Charter, ADB may borrow only with the approval of the country in whose market ADB's obligations are to be sold and the member in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries and the availability of funds in such other countries, giving due regard to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

Total Borrowing Limitation

ADB's new borrowing policy approved in December 2008 limits ADB's gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus). Based on such policy, the sum of such capital and reserves as of December 31, 2008 was $46,485 million ($46,953 million in 2007). The aggregate of ADB's gross outstanding borrowings of $37,626 million as of December 31, 2008 ($30,508 million in 2007) was equivalent to 80.94% (64.97% in 2007) of such ceiling.

Funding Operations

ADB has borrowed in the capital markets of Australia; Austria; Belgium; Canada; Germany; Hong Kong, China; India; Italy; Japan; Kuwait; Luxembourg; Malaysia; the Netherlands; People's Republic of China; the Philippines; Republic of Korea; Saudi Arabia; Singapore; Switzerland; Taipei,China; Thailand; the United Arab Emirates; the United Kingdom; and the United States, as well as in international capital markets, from certain members and their central banks, and

from commercial banks. ADB expects to continue to raise funds for its ordinary operations through the issue and sale of debt obligations in national and international capital markets (including by means of private placements) and from official sources, as conditions permit. In addition, ADB undertakes bridge financing transactions under its $5 billion Euro-commercial Paper Programme (ECP Program) to afford greater flexibility in the timing of its long-term borrowings. A summary of ADB's outstanding borrowings as of December 31, 2008 is set forth in *Appendix VI* of the *Financial Statements.*

ADB's overriding borrowing objective has always been to ensure that funds are available to meet its net cash requirements at the lowest possible cost. Subject to this objective, ADB seeks to diversify its sources of funding across markets, instruments, and maturities. One of ADB's core funding strategies is to maintain a strong presence in key currency bond markets through regular issuance of benchmark global bonds. Consequently, ADB continues to enhance the execution of its global bond issues, focusing on offering investors fairly priced bonds through a price discovery process, achieving a broad-based distribution both geographically as well as by investor type, and ensuring secondary market liquidity. Importantly, ADB also issues bonds on an opportunistic basis as a means of generating funds at the lowest cost possible. In this regard, ADB established a Global Medium-Term Note Program (GMTN Program) and Australian dollar 5 billion Medium-Term Note Programme (AUDMTN Program) to increase its responsiveness to market opportunities. The amounts that can be raised from the GMTN Program and AUDMTN Program annually are subject to the annual global borrowing authorization for ADB as determined by the Board of Directors.

As part of its developmental mandate, ADB contributes to the development of regional bond markets through local currency bond issuances. Another objective for local currency bond issuances is to provide local currency financing for its operations. As part of its continuing efforts to promote capital market development in the region, ADB established a Malaysian ringgit 3.8 billion Medium-Term Note Programme (MYRMTN Program) in Malaysia and a $10 billion equivalent Asian Currency Note Programme (ACN Program). As with the GMTN Program and the AUDMTN Program, the amounts that can be raised from the MYRMTN Program and the ACN Program annually are subject to ADB's annual global borrowing authorization.

In 2008, ADB raised long- and medium-term funds totaling about $9,372 million through 113 borrowing transactions in Australian dollar, Japanese yen, New Zealand dollar, pound sterling, South African rand, Turkish lira and U.S. dollar, as compared to $8,854 million in 2007. In addition, ADB raised $2,867 million in short-term funds under its ECP Program in 2008, as compared to $3,139 million in 2007. The average maturity of long- and medium-term borrowings in 2008 was 3.5 years, as compared with 5.2 years in 2007.

Of the total 2008 long- and medium-term borrowings, $4,794 million was raised through 11 public offerings, including two global benchmark bond issues for an aggregate amount of $2.25 billion, and the rest through 102 private placements.

The following table summarizes ADB's funding operations in 2008 and 2007.

Table 13: Borrowings
Amounts in millions of U.S. dollars

	2008	2007
Medium- and Long-Term Borrowings		
Total Principal Amount	$9,372	$8,854
Average Maturity to First Call (years)	3.5	5.2
Average Final Maturity (years)	4.4	9.4
Number of Transactions		
Public Offerings	11	10
Private Placements	102	84
Number of Currencies (before swaps)		
Public Offerings	4	8
Private Placements	6	9
Short Term Borrowings[a]		
Total Principal Amount[b]	$2,867	$3,139
Number of Transactions	21	24
Number of Currencies	2	3

[a] All euro-commercial paper.
[b] At year-end, the outstanding principal amount was nil in 2008 and 2007.

As of December 31, 2008, the total amount of outstanding borrowings after swaps was $36,709 million, as compared to $30,537 million in 2007. The average life of ADB's outstanding medium- and long-term borrowings at the end of 2008 and 2007 was 4.2 years and 4.5 years, respectively.

ADB continued to pursue its objective of contributing to the development of regional markets. In 2008, ADB raised about $200 million equivalent through cross-currency swaps to meet local currency funding requirements in Indian rupee, Indonesian rupiah and Philippine peso.

Use of Derivatives

ADB undertakes currency and interest rate swap transactions to raise, on a fully hedged basis, operationally needed currencies in a cost-efficient way while maintaining its borrowing presence in the major capital markets. At December 31, 2008, the notional principal amount receivable and payable under outstanding currency swap transactions aggregated $21,762 million and $23,043 million, respectively. The notional principal amount of outstanding interest rate swap transactions aggregated $13,399 million at December 31, 2008.

Currency and Interest Rate Composition of Borrowings After Swaps

As of December 31, 2008, the currency composition of ADB's outstanding borrowings after swaps was concentrated in U.S. dollars, with about 85.1% (82.4% at December 31, 2007) of the borrowing portfolio denominated in that currency, reflecting its borrowers' preference for U.S. dollar loans. This was followed by Japanese yen, at about 13.1% (13.4% at December 31, 2007) of the portfolio. Of the outstanding borrowings after swaps at December 31, 2008, 14.5% was at fixed rates (20.9% at December 31, 2007) and 85.5% at variable rates (79.1% at December 31, 2007).

Figures 1 and *2* show the effects of the currency and interest rate swaps undertaken on ADB's outstanding borrowings.

Figure 1: Effect on Currency Composition As of December 31, 2008


Currency Composition of Outstanding Borrowings (Before Swaps)
Other Currencies[a] 42.7%
U.S. Dollar 47.1%
Japanese Yen 10.2%
Currency Composition of Outstanding Borrowings (After Swaps)
Japanese Yen 13.1%
Other Currencies[b] 1.8%
U.S. Dollar 85.1%

a Other currencies include Australian dollar, Chinese yuan, Canadian dollar, euro, Hong Kong dollar, Indian rupee, Kazakhstan tenge, Malaysian ringgit, Mexican peso, New Taiwan dollar, New Zealand dollar, Philippine peso, pound sterling, Singapore dollar, South African rand, Swiss franc, Thai baht and Turkish lira.

b Other currencies include Chinese yuan, Kazakhstan tenge, Indian rupee, Philippine peso, pound sterling, and Swiss franc.

Figure 2: Effect on Interest Rate Structures As of December 31, 2008


Interest Rate Structure of Outstanding Borrowings (Before Swaps)
Variable 6.6%
Fixed 93.4%
Interest Rate Structure of Outstanding Borrowings (After Swaps)
Fixed 14.5%
Variable 85.5%

LIQUIDITY PORTFOLIO MANAGEMENT

ADB's liquid assets are held in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions, and, to a limited extent, in corporate bonds, mortgage-backed securities, and asset-backed securities of high credit quality. In compliance with its Charter, ADB does not convert currencies for investment; investments are made in the same currencies in which they are received. At December 31, 2008, liquid investments are held in 21 currencies.

ADB's Authority for Investment of Funds Not Needed in Operations (Investment Authority) governs liquid asset investments. The most recent Investment Authority was approved by the Board of Directors in November 2006. The primary objective of the Investment Authority is to ensure the security and liquidity of funds invested. Subject to this objective, ADB seeks to maximize the total return on its investments.

The liquidity policy approved by the Board of Directors in November 2006 requires that the total liquidity ceiling be set at twice the prudential minimum liquidity, discussed below, or 100% of outstanding loans whichever is lower. The total liquidity for all portfolios (described below) marked for ordinary capital resources operations, in aggregate, should not exceed this limit without prior authorization from the Board of Directors.

The overriding objective of the liquidity policy of ADB is to enable ADB to (i) obtain the most cost-efficient funding under both normal and stress situations and (ii) to optimally manage liquidity in order to achieve its development mission of fighting poverty in the region. At the same time, the liquidity policy should follow sound banking principles in supporting and sustaining ADB's superior financial strength and in this regard, the liquidity policy is integral to ADB's financial and risk management policy framework.

Prudential Liquidity Portfolio

The main objective of the Prudential Liquidity Portfolio (PLP) is to maintain (i) a prudential minimum liquidity (funded with equity and debt, if needed) and (ii) liquidity in excess of prudential minimum liquidity (funded with equity) as driven by net cash requirement (NCR), asset liability management and liquidity policy decisions.

The PLP is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to maximize the total return relative to a defined level of risk. The PLP is funded largely by equity, and performance is measured against external benchmarks with an average duration of about two years.

The prudential minimum limit of liquidity to be held under normal market conditions during a calendar year, subject to headroom and financial ratio constraints, is 50% of the next three-year proxy NCR, which is the sum of net disbursements (disbursements less loan repayments and prepayments) and debt redemption. This liquidity measure will ensure that the prudential minimum level of liquidity is able to sustain uninterrupted supply of funds for 18 months under both normal and stress conditions.

Discretionary Liquidity Portfolio

The Discretionary Liquidity Portfolio (DLP) is funded by debt. The main purpose and objective of the DLP is to provide flexibility in executing ADB's funding program over the short- to medium-term, permit borrowing ahead of cash flow needs, be responsive to favorable market conditions, avoid refinancing risk from a concentration of large borrowings and smoothen the capital market presence.

Working Capital Portfolios – Cash Cushion Portfolio and Operational Cash Portfolio

The Cash Cushion Portfolio (CCP) and Operational Cash Portfolio (OCP) together are used as working capital portfolios to better manage ADB's cash flow needs. The objective of the OCP is to manage net cash flow requirements expected over a one-month horizon. Investments are made in highly liquid money market instruments and fluctuate in size due to short-term cash requirements. The CCP holds the proceeds of borrowing transactions pending the disbursement of these funds. The CCP does not have any predetermined size and the funds are invested in liquid money market instruments to match the anticipated disbursement schedule.

Ad Hoc Portfolios

In addition to the portfolios above, ad hoc liquidity portfolios with specific purposes and limited life span may be created for better management and tracking. The creation of ad hoc portfolios requires the approval of ADB's President, following the endorsement by the Asset and Liability Management Committee.

Year-End Balance of Liquidity Portfolios

The year-end balance of the liquidity portfolios in 2008 and 2007, including receivables for securities repurchased under resale arrangements, and excluding securities transferred under repurchase agreements and pending sales and purchases, together with the returns on liquidity portfolio, are presented in *Table 14*.

Table 14: Year-End Balance and Return on Liquidity Portfolios

	Year – End Balance (in millions of U.S. dollars)		Annualized Financial Return (%)	
	2008	2007	2008	2007
Prudential liquidity portfolio	$ 9,605	$ 9,209	6.43	5.84
Operational cash portfolio	298	395	2.03	3.95
Cash cushion portfolio	2,606	779	2.59	4.67
Discretionary liquidity portfolio[a]	2,622	2,551	0.44	0.28
Others[b]	626	646	2.83	3.64
Total	$15,757	$13,579		

[a] Spread over funding costs at December 31.

[b] Includes Ad hoc portfolios.

Note: Totals may not add up because of rounding.

FINANCIAL RISK MANAGEMENT

In its development banking operations, ADB faces various risks including credit, market, liquidity, and operational risks. Among these risks, sovereign credit risk is the principal risk as loans to developing member countries represent 91% of ADB's operations portfolio with the remaining 9% (including guarantees and equity investments) invested in nonsovereign entities. ADB takes a conservative approach to managing market and liquidity risks. To ensure strong risk-bearing capacity, the institution maintains conservative capital adequacy.

The Risk Management Unit is responsible for independently identifying, measuring, monitoring, and managing these risks in accordance with industry best practice. The Unit is under the Office of the President and reports to the Managing Director General. The Risk Committee, chaired by the Managing Director General, provides senior management oversight of the risk management function and makes recommendations on risk policies and actions.

Asset and Liability Management

The objectives of asset and liability management for ADB are to safeguard ADB's net worth and overall capital adequacy, promote steady growth in ADB's risk bearing capacity, and define sound financial policies to undertake acceptable levels of financial risks in order to provide resources for developmental lending purposes at the lowest and most stable funding cost to the borrowers along with the most reasonable lending terms, while safeguarding ADB's financial strength. Asset and liability management safeguards net worth from foreign exchange rate risks, protects net interest margin from fluctuation in interest rates, and provides sufficient liquidity to meet ADB's operations. ADB also adheres to a cost pass-through pricing policy for its loans to sovereign borrowers, and allocates the most cost efficient borrowings to fund these loans. ADB's asset and liability management objectives and practices were clarified and formalized in 2006 through the Board-approved comprehensive asset and liability management policy framework. The framework has formalized the guiding principles for managing the financial assets and liabilities of ADB's ordinary capital resources and provided the governing framework to guide all asset and liability management-related financial policies, including liquidity, investments, equity management, and capital adequacy.

Internal Control over Financial Reporting

In line with global best practices on corporate governance, Management carried out an evaluation of the adequacy and effectiveness of ADB's internal control over financial reporting using criteria established in Internal Control - Integrated Framework issued by the Committee of the Sponsoring Organizations of the Treadway Commission. The evaluation includes a test of key controls over financial reporting, and ADB's external auditors concurred that ADB maintained effective internal control over financial reporting for 2008. For Management's Report on Internal Control over Financial Reporting, see *F-3*.

Capital Adequacy

Capital is a financial institution's ultimate protection against unexpected losses that may arise from various risks. In ADB's context, it also protects shareholders from the possibility of

having to contribute callable or additional paid-in capital. ADB uses stress testing to assess its capital adequacy on a regular basis. Throughout 2008, ADB's capital position remained strong.

The capital stress test assesses ADB's ability to absorb credit shocks, which are the institution's principal risk, while supporting continued lending in line with its development mandate. The desired outcome of the stress test is that ADB should have sufficient capital to: (a) absorb an income loss due to a credit shock and (b) generate sufficient income to support post-shock loan growth. For the stress test, ADB generates thousands of potential portfolio scenarios and imposes credit shocks that are large enough to account for 99% of those scenarios. ADB then assesses the impact of these shocks on its capital by modeling its equity-to-loan ratio over the next 10 years. With an equity-to-loan ratio of 38% at the end of 2008, the current stress test results comfortably exceeded the desired outcome described above.

Credit Risks

ADB principally faces three forms of credit risk: sovereign, nonsovereign, and counterparty and issuer.

Sovereign

Sovereign credit risk is the risk that a sovereign borrower may default on its loan or guarantee obligations. ADB relies on monitoring adequate loan loss reserves and conservative capital adequacy to manage sovereign credit risk.

ADB uses a 10-category rating scale to evaluate its sovereign borrowers. During 2008, the weighted average risk rating increased from 4.83 to 4.85, which indicates slightly weakening credit quality. Because some of the low risk borrowers were upgraded in 2008, the small change in the weighted average risk rating understates the impact of the financial crisis and subsequent economic slowdown on some sovereign borrowers.

Concentration risk, which occurs when a small group of borrowers account for a large share of the portfolio, is a key concern for ADB. During 2008, ADB's exposure to its three largest sovereign borrowers was essentially constant at 71%.

Sovereign Borrower Concentration
As of December 31, 2008 and 2007
(%)

Country	2008	2007
Indonesia	29	31
China, People's Republic of	24	25
India	18	16
Pakistan	13	9
Philippines	11	13
Others	6	6

Note: Totals may not sum up to 100 due to rounding.

ADB holds provisions to offset known or probable losses on specific transactions and loan loss reserves to offset the average losses that ADB would expect to incur in the course of its lending operations. The sum of provisions and the loan loss reserve represents the estimate of expected loss. Following the decline in credit quality, the expected loss for the sovereign portfolio approximately doubled in 2008.

Sovereign Portfolio Expected Loss
As of December 31, 2008 and 2007

	2008		2007	
	$ Million	%	$ Million	%
Provision for loan losses	4.4	0.0[a]	5.7	0.0[a]
Loan loss reserve requirement[b]	423.7	1.0	166.7	0.6
Expected Loss	428.0	1.0	172.4	0.6

[a] Provisions are less than 0.05% in 2008 and 2007.
[b] The loan loss reserve requirement for 2008 is subject to Board of Governors' approval during the Annual Meeting to be held in May 2009.

Nonsovereign

Nonsovereign credit risk is the risk that a nonsovereign entity, such as a private-sector firm, state-owned enterprise or local government, may default on its loan or guarantee obligations. These transactions lack the backing of a national government.

Management of nonsovereign credit risk begins during the earliest stages of each proposed transaction. In addition to evaluating the development impact, ADB considers a proposal's credit strength, corporate management and governance, and financial, commercial, and technical viability. Not only do the business units undertake this due diligence, but the Risk Management Unit also conducts an independent assessment of each proposed transaction.

Currently, ADB uses a 7-scale rating system to evaluate its nonsovereign borrowers. During 2008, average credit quality worsened, and the weighted average credit rating increased from 3.5 to 3.7. The deteriorating macroeconomic conditions in some developing member countries led to the downgrade of firms operating in these environments.

ADB uses a variety of limits to manage concentration risk in its nonsovereign portfolio. The total assistance to a single project must not exceed 25% of the total project cost or $250 million, whichever is lower. This limit ensures that exposure to a single project or obligor does not exceed 5% of the Board approved ceiling of $5.0 billion for nonsovereign operations. Furthermore, there are nonsovereign exposure limits for corporate groups, industry subsectors, and countries.

ADB must closely monitor country and sector concentrations in the nonsovereign portfolio, particularly due to the nature of its development mandate. Although country concentration is still significant, it decreased in 2008 with the aggregate concentration of the three largest country exposures falling from 49% to 42% of the portfolio. Sector concentration was more or less constant. ADB has focused on the energy and finance sectors for their development significance, and they continued to represent over 75% of the portfolio in 2008.

Nonsovereign Country Concentration
As of December 31, 2008 and 2007
(%)

Country	2008	Country	2007
India	20	China, People's Republic of	20
China, People's Republic of	14	India	17
Kazakhstan	8	Kazakhstan	12
Pakistan	7	Bangladesh	8
Philippines	7	Viet Nam	5
Others	43	Others	38

Note: Totals may not sum up to 100 due to rounding.

Nonsovereign Sector Concentration
As of December 31, 2008 and 2007

Sector	2008	2007
Energy	44	36
Finance	31	36
Investment funds	12	17
Transport and Communications	6	5
Industry and Trade	5	4
Others	2	1

Note: Totals may not sum up to 100 due to rounding.

In addition to due diligence and limits, ADB monitors its portfolio to identify any deterioration of credit quality and uses loan loss reserves and loan provisions to offset expected losses. During 2008, expected losses increased due to weakening credit quality.

Nonsovereign Portfolio Expected Loss
As of December 31, 2008 and 2007

	2008		2007	
	$ Million	%	$ Million	%
Provision for loan losses	4.8	0.2	9.4	0.3
Loan loss reserve requirement [a]	69.5	2.7	28.4	1.0
Expected loss	74.4	2.8	37.7	1.4

[a] The loan loss reserve requirement for 2008 is subject to Board of Governors'approval during the Annual Meeting to be held in May 2009.

Issuer and Counterparty Credit Risks

Issuer risk is the risk that an issuer of a debt obligation (including bonds, money market instruments, deposits, etc.) may default on its interest or principal payments; it applies to both investments which ADB internally manages and those investments for which it retains external asset managers. Counterparty risk is the risk that a counterparty may fail to meet its contractual obligations to ADB. Issuer and counterparty risks principally affect the Treasury portfolio, which is comprised of the ordinary capital resources liquidity and swaps portfolios.

To control issuer and counterparty credit risk, ADB only transacts with financially sound institutions with ratings from at least two reputable credit rating agencies. At the end of 2008, 92% of the Treasury portfolio was rated at least AA- with a higher proportion invested in AAA institutions than in 2007 as ADB sought to mitigate its exposure to counterparties vulnerable to the global financial crisis. Moreover, the Treasury portfolio is primarily invested in conservative assets, such as short term money market instruments and government or government-related securities. During 2008, the former decreased and the latter increased as ADB sought lower-risk instruments due to the financial crisis. In addition, ADB has established conservative exposure limits for its corporate investments, depository relationships, and other asset classes.

Issuer and Counterparty Exposure by Credit Rating
As of December 31, 2008 and 2007
(%)

	2008	2007
AAA+, AAA, AAA-	65	42
AA+, AA, AA-	27	52
A+, A, A-	7	6
Below A-	1	0

Note: 0 is less than 0.5%.

Issuer and Counterparty Exposure by Asset Class
As of December 31, 2008 and 2007
(%)

	2008	2007
Government Securities	45	27
Government Sponsored Entity Securities	25	12
Deposits	10	39
Corporate Securities	9	9
Derivative Exposures	3	7
Asset- and Mortgage-Backed Securities	4	4
Cash	3	2

Note: Totals may not sum up to 100 due to rounding.

ADB has not been materially impacted by the collapse in credit quality of US mortgage-backed securities. ADB's exposure to these instruments is small, and any losses have been offset

by gains in ADB's higher quality investments, whose values have increased as investors have moved to safer assets.

To mitigate counterparty credit risk arising through derivative transactions, ADB has strict counterparty eligibility criteria. In general, ADB will only undertake swap transactions with counterparties that have met the required minimum counterparty credit rating, executed an International Swaps and Derivatives Association Master Agreement, and signed a credit support annex. In addition, ADB has required all swap transactions after January 2004 to be subject to collateral support requirements. Under the credit support annex, derivative positions are marked-to-market daily and collateral calls, mainly of cash denominated in U.S. dollar and U.S. Treasury securities, are made in accordance with the credit support annex. ADB also sets exposure limits for individual swap counterparties and monitors these limits against both current and potential exposures.

Market Risks

Market risk is the risk of loss on financial instruments due to changes in market prices. ADB principally faces three forms of market risk: interest rate, foreign exchange, and equity price.

Interest Rate

ADB is primarily exposed to interest rate risk through the Treasury portfolio. Interest rate risk in the operations portfolio is fully hedged as borrowers' interest payments are matched to ADB's borrowing expenses. Therefore, the borrower assumes the risk of fluctuating interest rates whereas ADB's margin remains largely constant. ADB monitors and manages interest rate risks in the Treasury portfolio by employing various quantitative methods. It marks all positions to market, monitors interest rate risk metrics, and employs stress testing and scenario analysis.

ADB principally uses two metrics to measure interest rate risk, duration and interest rate value-at-risk (VaR). Duration is the estimated percentage change in the portfolio's value in response to a 1% parallel change in interest rates. During 2008, interest rate risk as measured by duration remained essentially constant. Although the portfolio's asset composition shifted from deposits to government securities, the aggregate maturity of the assets did not materially change. Interest rate VaR is a measure of possible loss at a given confidence level in a given timeframe due to changes in interest rates. ADB uses a 95% confidence level and a one-year time horizon. In other words, ADB would expect to lose at least this amount once every twenty years due to fluctuations in interest rates. Unlike duration, which ADB uses to measure interest rate risk across the Treasury portfolio, ADB only uses VaR for the Prudential Liquidity Portfolio, which is the most exposed to interest rate risk. In 2008, interest rate risk in the Prudential Liquidity Portfolio increased primarily due to the increase in interest rate volatility.

Interest Rate Risk

As of December 31, 2008 and 2007

(%)

	2008	**2007**
Duration	1.6	1.5
Interest Rate VaR	4.9	3.5

VaR = value-at-risk

Foreign Exchange

In line with the Charter, ADB ensures that its operations assume a minimum exposure to exchange rate risk. In both the operations and Treasury portfolios, ADB is required to match its loans and investments to the same currencies in which funds are received. Borrowed funds or funds to be invested may only be converted into other currencies provided that they are fully hedged through cross currency swaps or forward exchange agreements. Given its multicurrency operations, however, ADB is exposed to fluctuations in reported U.S. dollar results due to currency translation adjustments.

Equity Price

Equity price risk arises through ADB's investments in equity securities and private equity funds. ADB's Charter limits equity investments to 10% of unimpaired paid-in capital, reserves, and surplus less special reserves. Additionally, investments in private equity funds are limited to 5% of this sum. ADB manages equity price risk using the same due diligence and monitoring procedures as described under nonsovereign credit risk.

Liquidity Risks

ADB's liquidity policy ensures the availability of sufficient cash flows to meet all financial and operational commitments despite uncertain borrowing conditions. Under the current framework, ADB holds sufficient liquidity to fund 18 months of operations. ADB's liquidity requirements are primarily determined by expected loan disbursements, loan amortization prepayments, debt payments, and cash from net income.

In addition, ADB holds discretionary liquidity to provide flexibility in funding and debt redemptions. Liquidity levels and net cash requirements are monitored on an ongoing basis and reviewed by the Board of Directors quarterly.

Operational Risks

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. ADB is exposed to many types of operational risk, which it mitigates through sound internal controls. ADB has a rigorous process for approving transactions to minimize errors in the lending function. ADB has also adopted a strategy to strengthen business continuity, and particularly information technologies, to reduce the impact of disruptions.

CONTRACTUAL OBLIGATIONS

In the normal course of business, ADB enters into various contractual obligations that may require future cash payments. *Table 15* summarizes ADB's significant contractual cash obligations at December 31, 2008 and 2007. Long-term debt includes direct medium- and long-term borrowings excluding swaps but does not include any adjustment for unamortized premiums, discounts, or effects of applying FAS 133/159. Other long-term liabilities correspond to accrued liabilities including those for pension and postretirement medical benefits.

Table 15: Contractual Cash Obligations as of December 31
In millions of U.S. dollars

	2008	2007
Long-Term Debt	$35,714	$32,187
Undisbursed Loan Commitments	20,649	19,011
Undisbursed Equity Investment Commitments	276	344
Guarantee Commitments	1,773	1,461
Other Long-Term Liabilities	713	451
Total	$59,123	$53,454

Note: Totals may not add up because of rounding.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting policies are described in *Note B* of *Appendix VIII* of the *Financial Statements*. As disclosed in the financial statements, Management estimates the fair value of financial instruments. Estimates by their nature are based on judgment and available information; therefore, actual results may differ from those estimates and might have a material impact on the Financial Statements.

Fair Value of Financial Instruments: Under statutory reporting, ADB carries its financial instruments and derivatives, as defined by FAS 133 and its related amendments, including FAS 155, and FAS 159, on a fair value basis. These financial instruments include embedded derivatives that are valued and accounted for in the balance sheet as a whole. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating readily observable market data and require judgment and estimates.

The pricing models used for determining fair values of ADB's financial instruments are based on discounted expected cash flows using observable market data. ADB reviews the pricing models to assess the appropriateness of assumptions to reasonably reflect the valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs such as interest rates, exchange rates, and option volatilities. Selection of these inputs may involve some judgment and may impact net income. ADB believes that the estimates of fair values are reasonable given existing controls and processes.

In September 2006 and February 2007, the FASB issued FAS 157, "Fair Value Measurements" and FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities (Including an amendment of FASB Statement No. 115)", respectively. FAS 157 emphasizes the definition and methods for measuring fair value, and expands disclosure requirements for financial reporting purposes, while FAS 159 expands the scope of financial instruments that may be carried at fair value. These are discussed in more detail in *Appendix VIII* of the *Financial Statements, Note B "Accounting and Reporting Developments"*.

Provision for Loan Losses: Provision against loan losses for impaired loans reflects Management's judgment and is derived based on the difference between the carrying value of the loan and the estimate of the present value of expected future cash flows discounted at the loan's effective interest rate. ADB considers a loan as impaired when, based on current information and events, it is probable that ADB will be unable to collect all the amounts due according to the loan's contractual terms.

In 2006, the Board of Directors approved the revision of the loan loss provisioning methodology for ADB's nonsovereign operations to a risk-based model. The assessment applies the concept of expected loss to establish loss provision and loss reserve, similar to the concept applied to ADB's sovereign operations approved in 2004. The provisioning estimate is performed by the Risk Management Unit on a quarterly basis.

In the revised methodology, ADB uses an internal risk rating system to estimate the probability of default based on its past loan loss experience and various tools available in the market. Loans that are considered impaired based on the probability of default are provisioned through the income statement. Those that are not impaired will be provisioned through the establishment of a loss reserve in the equity section of the balance sheet as an allocation of net income subject to the approval of the Board of Governors.

At December 31, 2008, the provision for loan losses was $9.2 million ($15.0 million in 2007), the reduction resulting mainly from the sale or restructuring of three nonsovereign loans which were previously provisioned.

Impairment of Equity Investment: Equity investments with poor credit ratings are assessed for impairment quarterly. When an impairment is identified and deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investment. Impairment losses are not reversed for subsequent recoveries in the value of the equity investment, until the investment is sold.

SUMMARY OF FINANCIAL PERFORMANCE

Net Income

Net income before net unrealized gains was $675.8 million in 2008, compared with $711.4 million in 2007. The decrease of $35.6 million (5.0%) was predominantly due to the following:

- a $84.9 million decrease in overall loan income, mainly due to a $65.8 million net decrease in interest income and other loan charges, a $22.0 million increase in expenses

on asset swaps hedging loan products, and a $2.9 million decrease in the provision for loan losses. Despite a higher outstanding loan portfolio, overall loan income decreased because of lower U.S. dollar LIBOR compared with the same period in 2007;

- a $28.1 million decrease in investment income resulting from lower investment returns associated with the decrease in the interest rate environment;

- an $80.8 million decrease in income from equity investments resulting mainly from $60.0 million reduction in the proportionate share of income from private equity funds which are accounted for under equity method, $17.0 million decrease in net realized gains on disposal of equity investments, and recognition of $8.7 million impairment loss mostly associated with restructured accounts, net of $5.0 million increase in dividend income;

- a $13.7 million increase in administrative expenses allocated to ordinary capital resources. This was driven by the $15.9 million increase in overall administrative expenses ($363.7 million in 2008; $347.8 million in 2007) mainly attributed to increases in salaries ($9.5 million), business travel ($3.3 million), and contractual services ($2.2 million). This was offset by $1.5 million decrease in deferred loan origination costs related to new loans and guarantees;

- a $9.0 million increase in technical assistance to member countries following the $10.0 million grant provided to the Java Reconstruction Fund; and

- a $181.6 million decrease in overall borrowings and related expenses resulting mainly from declining interest rates in some markets compared with the same period in 2007.

Net unrealized gains of $450.6 million for the year ended December 31, 2008 ($53.8 million in 2007) are primarily the favorable result of FAS 133, 155 and 159 application totaling $451.0 million ($57.5 million in 2007), increasing net income to $1,126.3 million for the year ended December 31, 2008 from $765.2 million for the year ended December 31, 2007.

Net unrealized gains and losses on financial instruments as per FAS 133, 155 and 159

ADB posted net unrealized gains of $1,441.7 million on derivatives used for hedging transactions compared to net unrealized losses of $351.1 million in 2007. Corresponding unrealized loss on the hedged borrowings were $1,522.9 million in 2008 compared to an unrealized gain of $408.6 million in 2007. The gains on derivatives were primarily due to significant downward shift of the short- to medium-term yield curves of the major currencies, which was partially offset by the weakening of most major currencies (with the exception of Japanese yen) against the U.S. dollar in 2008. The effect of declining interest rates coupled with the strengthening of the U.S. dollar during the period had a net effect of increasing the value of borrowing related derivatives, i.e., swaps. The impact was largely felt on the swaps relating to non-structured debts, which are designed to behave as long-term fixed assets denominated in the original currencies of the hedged borrowings. The liability portion of the swaps should behave similar to long-term U.S. dollar LIBOR-based liabilities.

Effective January 1, 2008, ADB adopted FAS 159 for non-structured swapped borrowings. The adoption of FAS 159 resulted in a favorable adjustment of $227.5 million which was recorded as an adjustment to the beginning balance of reserves. Fair valuation of the non-structured swapped borrowings resulted in an unrealized loss of $2,035.9 million for 2008, offsetting the gain on the hedged swap position of $2,001.4 million. However, the liquidity crisis resulting from the current global financial crisis has led to a widening of funding spreads, resulting in a net gain of $531.7 million from the application of credit spread (FAS 157) to the entire portfolio that is carried at fair value, including structured borrowings.

The appreciation of Japanese yen against the U.S. dollar in 2008 affected ADB's structured debt portfolio to a certain extent. The decrease in value of the underlying debts outweighed the increase in the value of the embedded derivatives, which are highly sensitive to expected foreign exchange rates movements. On an after-swap basis, the change in fair value of structured debts led to an unrealized gain of $140.0 million for the year ended December 31, 2008. The unrealized gains were due mainly to movements of foreign exchange and interest rates. Because ADB's structured instruments are fully hedged, the swaps should economically offset any foreign exchange and interest rate risks of the instruments (see *Appendix VIII* of the *Financial Statements, Note M*).

ALLOCATION OF ORDINARY CAPITAL RESOURCES NET INCOME AND AUDIT FEES

Allocation of Ordinary Capital Resources Net Income

To ensure it has adequate risk-bearing capacity, ADB reviews its income outlook annually. Based on that review, a portion of the previous year's net income is allocated to reserves to ensure that their level is commensurate with the income planning framework. In addition, to the extent feasible, ADB allocates part of its net income to support development activities in its developing member countries. In May 2008, the Board of Governors approved that the 2007 net income of $760.2 million be allocated as follows: $87.6 million was added to the cumulative revaluation adjustments account, $13.0 million to the loan loss reserve, $278.3 million each to surplus and ordinary reserve, $40.0 million each to the Asian Development Fund and the Climate Change Fund and $23.0 million to the Technical Assistance Special Fund.

Audit Fees

For 2008, PricewaterhouseCoopers LLP, Singapore (PwC), served as ADB's independent external auditors. In 2008, ADB paid $1.042 million in professional fees for audit services to PwC and $2.383 million for non-audit services to other PwC offices worldwide pertaining to ADB's technical assistance projects and staff consulting services. No services for financial information systems design and implementation were rendered by PwC to ADB during 2008.

PwC also provided audit services to the ADB Institute, an organization affiliated with ADB, for which an amount of $25,000 was paid.

ADB's Audit Committee is satisfied that PwC's provision of non-audit services does not compromise PwC's independence.

The contract with PwC expired with the completion of the audit of the financial year ending December 31, 2008. Deloitte & Touche LLP, Singapore, was selected by the Board of Directors on December 5, 2008 to serve as ADB's independent auditors for financial years 2009 to 2012 subsequent to a competitive bidding process.

SPECIAL OPERATIONS

ADB is authorized under the Charter to establish and administer Special Funds, the resources of which may be used in its special operations for granting technical assistance and making loans with longer maturities, longer grace periods and lower interest rates than those established for ordinary operations loans. Projects financed from Special Funds are selected, appraised and administered in the same manner as projects financed from ordinary capital resources. As of December 31, 2008, Special Funds consist of the Asian Development Fund; the Technical Assistance Special Fund; the Japan Special Fund; the ADB Institute Special Fund; the Asian Tsunami Fund; the Pakistan Earthquake Fund; the Regional Cooperation and Integration Fund; and the Climate Change Fund. Financial statements for each fund are prepared in accordance with U.S. GAAP except for the special purpose financial statements for the Asian Development Fund, which are prepared in accordance with ADF Regulations. In addition to ordinary capital resources and Special Funds, ADB also manages and administers various trust funds such as the Japan Scholarship Program, the Japan Fund for Poverty Reduction, and grant cofinancing activities. These funds do not form part of ADB's own resources.

The resources of such Special Funds include voluntary contributions made by members, income on Special Funds loans, income earned by investment of undisbursed Special Funds resources, amounts of unimpaired paid-in capital set aside to Special Funds by the Board of Governors (limited by the Charter to 10% of the unimpaired paid-in capital; see *Funding Resources - Paid-in Capital*) and, in the case of the Technical Assistance Special Fund, the Asian Tsunami Fund, the Asian Development Fund, the Regional Cooperation and Integration Fund and the Climate Change Fund, ordinary capital resources net income or surplus transferred to such funds by the Board of Governors.

Under the Charter, Special Funds resources must at all times be held and used entirely separately from the ordinary capital resources of ADB. The Charter provides that the financial statements of ADB shall show the ordinary operations and special operations separately and that the ordinary capital resources of ADB may in no circumstances be used to discharge losses or liabilities arising out of special operations or other activities for which Special Funds resources were originally used or committed. Expenses of ADB directly pertaining to special operations are charged to Special Funds resources, and administrative expenditures of ADB are allocated between ordinary capital resources and Special Funds resources based on a formula which takes into consideration common administrative expenses and the number of loans and equity investments approved (see *Appendix VIII* of the *Financial Statements, Note M*).

Asian Development Fund

The Asian Development Fund (ADF) is ADB's concessional financing window for developing member countries with low per capita gross national product and limited debt repayment capacity.

It is the only multilateral source of concessional assistance dedicated exclusively to reducing poverty and to improving the quality of life in the region. Thirty-one donor members (regional and nonregional) have contributed to the fund. Cofinancing with bilateral and multilateral development partners complements ADB's ADF resources.

In August 2008, the Board of Governors adopted a resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the Technical Assistance Special Fund (TASF). The resolution provides for a substantial replenishment of the ADF to finance ADB's concessional program for the four-year period beginning January 2009, and for a replenishment of the TASF in conjunction with the ADF replenishment, to finance technical assistance operations under the TASF. The total replenishment size is SDR7.1 billion ($11.3 billion), consisting of SDR6.9 billion for ADF X and SDR0.2 billion for TASF. About 37% of the replenishment will be financed from new donor contributions amounting to SDR2.6 billion ($4.2 billion equivalent). The replenishment shall be effective upon receipt no later than July 1, 2009 of Instruments of Contribution for Unqualified Contribution evidencing commitments in an aggregate amount equivalent to at least SDR1.3 billion.

Effective January 1, 2006, the new currency management framework for the ADF, which was approved by the Board of Directors in October 2005, was implemented. Under this new framework, the practice of managing ADF resources in as many as 15 currencies was discontinued, and an approach based on special drawing rights (SDR) basket of currencies was introduced. The ADF donor contributions and loan reflows received in currencies that do not constitute SDR are immediately converted into one of the SDR currencies in order to maintain an SDR-based liquidity portfolio. In addition, borrower's obligations under new ADF loans are now determined in SDR.

In July 2007, as an application of the new currency management framework approved by the Board of Directors, ADB offered a full-fledged SDR approach to the ADF legacy loans by providing the ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions will be treated as new loans. The conversion will shorten the time horizon to achieve the full benefits, reduce exchange rate risk volatility associated with legacy ADF loans, and provide a consistent debt portfolio management framework across peer multilateral banks and all ADF loans. The conversion was made available beginning January 1, 2008. A series of workshops were conducted from late 2007 to October 2008 to promote borrowers' awareness of the conversion option, and assist borrowers in making informed decisions. As of December 2008, 16 out of 30 ADF borrowing countries have signified their agreement to the conversion and $11.5 billion of outstanding legacy loans had been converted to SDR loans.

In September 2007, the Board of Directors approved a revised ADF grant framework, which limits grants eligibility to ADF-only countries and introduces a new hard-term ADF lending facility. The facility will have a fixed interest rate of 150 basis points below the weighted average of the 10-year fixed swap rates of the SDR component currencies plus the ordinary capital resources lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. In general, countries classified by ADB as blend countries with per capita income not exceeding the International Development Association operational cutoff for more than two consecutive years and an active ordinary capital resources lending program are eligible to borrow from this new facility. The interest rate will be reset every January. The rate will apply to all

hard-term loans approved in that year and will be fixed for the life of the loan. For hard-term ADF loans approved in 2008, the interest rate was set at 3.15%. Three loans were approved under this new facility in 2008.

In 2008, 37 ADF loans totaling $1.8 billion were approved, as compared with 36 loans totaling $1.9 billion in 2007. Disbursements during 2008 totaled $2.0 billion, an increase of 26.3% from $1.6 billion in 2007. At the end of the year, cumulative disbursements from the ADF resources were $27.1 billion. Loan repayments during the year amounted to $676.9 million. At year-end, outstanding ADF loans amounted to $26.4 billion.

At the end of the year, 28 sovereign loans to Myanmar ($565.8 million) were in non-accrual status, with these loans representing about 2.1% of the total outstanding ADF loans.

The ADF investment portfolio, which includes securities purchased under resale arrangements, amounted to $6.3 billion at December 31, 2008, as compared with $7.0 billion in 2007. About 16% of the portfolio was invested in bank deposits, and 84% was invested in fixed income securities. The annualized rate of return on ADF investments in 2008 and 2007 was 5.2% and 4.7%, respectively.

With the introduction of grant financing in ADF IX, 27 grants (24 in 2007) were approved in 2008 totaling $707.4 million ($519.3 million in 2007), while 27 grants (17 in 2007) totaling $539.8 million ($377.8 million in 2007) became effective. In 2008, $87.0 million was mobilized in official loan cofinancings for two loan projects totaling $126.0 million.

Heavily Indebted Poor Countries (HIPC) Debt Relief. ADF donors requested ADB's participation in the HIPC debt relief initiative. In line with this, on April 7, 2008, the Board of Governors authorized ADB to participate in the HIPC debt relief initiative, and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan's ADF debt to be forgiven and charged against ADF income is $89.8 million.

The HIPC Initiative was launched in 1996 by the International Development Association and International Monetary Fund to reduce the excessive debt burden faced by the world's poorest countries. A "sunset clause" was stipulated to prevent the HIPC debt relief from becoming a permanent facility, minimize moral hazard and encourage early adoption of reform programs. This has been extended several times with the latest "sunset clause" being end-2006 with a "ring-fence" of its application to countries satisfying the income and indebtedness criteria using end-2004 data. Thus far, Afghanistan is the only ADF borrower that has qualified for HIPC debt relief. While there are other ADF borrowers that have met the HIPC indebtedness criteria, it is not possible to currently estimate whether these countries will qualify for HIPC debt relief.

Under the policy, upon approval of debt relief for a country by the Board of Directors, the principal component of the estimated debt relief costs will be recorded as a reduction of the disbursed and outstanding loans on a provisional basis and charged against ADF income. The Boards of the International Development Association and International Monetary Fund will decide when a country has satisfied the conditions for reaching the completion point. Upon reaching the completion point, the debt relief will become irrevocable. The accumulated provision for HIPC debt relief will be

reduced when debt relief is provided on the loan service payment date. As of December 31, 2008, a provision of $0.5 million has been written off under this arrangement, bringing the balance to $87.5 million, at December 31, 2008.

Technical Assistance Special Fund

The TASF is an important source of grant financing for ADB's technical assistance operations. In August 2008, the Board of Governors adopted a resolution providing for the ninth replenishment of the ADF and the fourth regularized replenishment of the TASF. Considering the estimated demand for resources and the availability of funds from other sources, the donors agreed to contribute 3% of the total replenishment size as the fourth replenishment of the TASF. The replenishment will cover the four-year period from 2009 to 2012.

As of December 31, 2008, 28 donors committed a total of $219.5 million to TASF, as part of the ADF IX and the third regularized replenishment of TASF. Of the total commitment, $202.9 million has been received.

During 2008, India and Pakistan made direct voluntary contributions amounting to $0.25 million and $0.07 million, respectively. In addition, $23.0 million was allocated to TASF as part of the 2007 ordinary capital resources net income allocation, and a total of $7.0 million of the regularized replenishment was received. At the end of 2008, total TASF resources amounted to $1,402.6 million, of which $1,299.9 million was committed, leaving an uncommitted balance of $102.7 million.

Technical assistance commitments (approved and effective) increased from $77.5 million in 2007 to $108.2 million in 2008 for 156 technical assistance projects that were made effective during the year, net of $15.6 million ($11.9 million in 2007) write back of undisbursed commitments for completed and cancelled technical assistance projects. Undisbursed commitments for technical assistance increased to $222.7 million as of December 31, 2008 ($183.7 million in 2007). TASF financed 43.5% of all technical assistance activities approved in 2008.

As of December 31, 2008, TASF's investment portfolio, including securities purchased under resale arrangement, amounted to $295.7 million, slightly higher than the $295.1 million as of year-end of 2007. Despite a higher investment portfolio in 2008, total revenue from investments decreased to $10.9 million, from $14.2 million during 2007, due mainly to the decrease in yield on U.S. dollar placements.

Japan Special Fund

The Japan Special Fund (JSF) was established in 1988 to help developing member countries of ADB restructure their economies and broaden the scope of opportunities for new investments, mainly through technical assistance operations. In January 2008, Japan contributed ¥1.9 billion ($17.4 million equivalent) as a regular contribution to JSF. As of December 31, 2008, Japan's cumulative contribution to the fund since its inception in 1988 amounted to ¥112.9 billion (about $973.7 million equivalent) comprising regular contributions of ¥94.8 billion ($822.9 million equivalent) and supplementary contributions of ¥18.1 billion ($150.8 million equivalent). The uncommitted balance including approved technical assistance (but not yet effective) as of December 31, 2008 was $86.8 million.

The technical assistance grants financed by JSF continued to support ADB operations aimed at reducing poverty. In 2008, 57 technical assistance projects totaling $55.0 million were approved, and 69 technical assistance projects totaling $59.6 million became effective. The undisbursed technical assistance commitments increased to $95.8 million as of December 31, 2008 ($82.9 million on December 31, 2007). In 2008, the JSF financed 20% of the total amount of technical assistance that ADB approved, including 47% of the total amount of project preparatory technical assistance during the year.

As of December 31, 2008, JSF's investment portfolio amounted to $198.9 million, lower than the balance of $215.1 million as of December 31, 2007. With this, and with lower yield on U.S. dollar placements, revenue from investments decreased, from $11.8 million in 2007 to $6.5 million in 2008.

ADB Institute Special Fund

The ADB Institute Special Fund was established in 1996 as a subsidiary body of ADB, whose objectives are the identification of effective development strategies and capacity improvements for sound development management in developing member countries.

The costs for operating the ADB Institute are met from the ADB Institute Special Fund which is administered by ADB in accordance with the Statute of ADB Institute. In 2008, Japan committed its 13th contribution in the amount of ¥0.70 billion ($7.8 million equivalent) which was reported as Due from Contributors. As of December 31, 2008, cumulative contributions committed amounted to ¥16.5 billion (about $141.2 million equivalent) excluding translation adjustments. Of the total contributions received, $125.5 million had been used by the end of the year mainly for research and capacity-building activities including organizing symposia, forums, and trainings; preparing research reports, publications, and websites; and for associated administrative expenses. The balance of net current assets (excluding property, furniture, and equipment) available for future projects and programs was about $15.6 million.

Asian Tsunami Fund

In response to the special circumstances surrounding the developing member countries that were stricken by the effects of the tsunami in December 2004, ADB established in February 2005 a specialized fund, the Asian Tsunami Fund (ATF). ADB contributed $600 million to the ATF, of which $50 million of unutilized funds were transferred back to ordinary capital resources ($40 million in November 2005 and $10 million in June 2006). In addition, Australia and Luxembourg contributed $3.8 million and $1.0 million, respectively. As of December 31, 2008, total resources of the fund amounted to $625.9 million, $579.5 million of which has been utilized, leaving an uncommitted balance of $46.4 million ($40.0 million on December 31, 2007).

There were no technical assistance/grants approved or made effective during 2008. The balance of undisbursed commitments as of December 31, 2008 amounted to $248.3 million, as compared with $389.1 million as of year-end of 2007. As of December 31, 2008, ATF's investment portfolio amounted to $251.3 million ($366.5 million on December 31, 2007). With the lower

portfolio, and lower yield on U.S. dollar placements, revenue from investments decreased from $22.3 million in 2007 to $9.1 million in 2008.

Pakistan Earthquake Fund

The Pakistan Earthquake Fund (PEF) was established in November 2005 in response to the special needs of Pakistan subsequent to the earthquake in October 2005. The PEF serves as a dedicated fund to deliver emergency grant financing for investment projects and technical assistance to support immediate reconstruction, rehabilitation and associated development activities. ADB contributed $80 million to the PEF. In addition, Australia, Belgium, Finland, and Norway committed $15.0 million, $14.3 million, $12.3 million, and $20.0 million, respectively. As of December 31, 2008, total resources of the fund amounted to $142.4 million, $140.2 million of which has been utilized, leaving an uncommitted balance of $2.2 million (negative $3.5 million on December 31, 2007).

The contributions of Belgium and Norway were in the form of debt-for-development swap agreements. The agreements involved the conversion of Pakistan's loan service payments to the two countries for their loans to Pakistan of up to €9.9 million and $20.0 million, respectively, into Belgium's and Norway's contributions to the PEF. Belgium's contributions were made in three equal installments of €3.3 million from 2007 to 2008, while Norway's contributions were undertaken in four equal installments of $5.0 million in 2006 to 2008.

There were no technical assistance/grants which were approved or made effective during the year. The balance of undisbursed commitments as of December 31, 2008 amounted to $66.2 million, as compared with $73.2 million as of year-end of 2007.

As of December 31, 2008, PEF's investment portfolio amounted to $61.3 million ($60.7 million on December 31, 2007). With the increase in the average investment portfolio, revenue from investments for 2008 increased to $3.1 million from $2.4 million in 2007.

Regional Cooperation and Integration Fund

The Regional Cooperation and Integration Fund was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in the region. Its main objective is to improve regional cooperation and integration (RCI) in the region by facilitating the pooling and provision of additional financial and knowledge resources to support RCI activities.

ADB contributed $40 million to the fund as part of the 2006 ordinary capital resources net income allocation. As of December 31, 2008, total resources of the fund amounted to $42.5 million, $17.9 million of which has been utilized, leaving an uncommitted balance of $24.6 million ($33.8 million on December 31, 2007). In 2008, 13 technical assistance totaling $10.5 million became effective (four technical assistance and one supplementary approval totaling $7.4 million in 2007). The balance of undisbursed commitments as of December 31, 2008 amounted to $16.6 million, compared with $7.4 million as of year-end of 2007.

As of December 31, 2008, the Regional Cooperation and Integration Fund's investment portfolio amounted to $39.3 million ($39.9 million in 2007). With an increase in average volume of investments during the year, which was offset by a lower yield on U.S. dollar placements, revenue from investments for 2008 was just slightly higher than the revenue for 2007 ($1.24 million in 2008; $1.19 million in 2007).

Climate Change Fund

The Climate Change Fund (CCF) was established in April 2008 to facilitate greater investments in developing member countries to address the causes and consequences of climate change alongside ADB's own assistance in various related sectors. ADB provided the initial contribution of $40.0 million in May 2008, as part of the 2007 ordinary capital resources net income allocation. With accumulated investment income of $0.5 million, total resources of the CCF as of December 31, 2008 amounted to $40.5 million, $3.1 million of which has been utilized, leaving an uncommitted balance of $37.4 million.

In 2008, one technical assistance amounting to $3.0 million was approved and became effective. There has been no disbursement yet for this technical assistance. As of December 31, 2008, the CCF's investment portfolio amounted to $38.9 million, and provided $0.5 million of revenue for the period.

As of December 31, 2008, the Climate Change Steering Committee authorized allocations from the CCF's resources of $19.8 million to 14 projects to promote climate change mitigation through clean energy development and $2.74 million to four projects promoting adaptation.

Trust Funds Managed by ADB

Japan Scholarship Program

The Japan Scholarship Program, funded by the Government of Japan, was established in 1988 to provide opportunities for well-qualified citizens of developing member countries to undertake postgraduate studies in economics, management, science and technology, and other development-related fields at selected educational institutions in the region. Currently, 20 institutions in 10 countries participate.

Between 1988 and 2008, Japan contributed $100.1 million to the program. A total of 2,417 scholarships has been awarded to recipients from 35 member countries. Recently, an average of about 150 scholarships have been awarded each year. Of the total, 2,053 recipients have completed their courses. Women have received 823 scholarships.

Japan Fund for Poverty Reduction

The Japan Fund for Poverty Reduction (JPFR) was established in May 2000 as a trust fund to support ADB-financed projects with poverty reduction and related social development activities that can add substantial value to ADB projects. Since 2000, Japan has contributed $360.4 million in total. To date, $300.3 million for 116 projects has been approved, of which 13 projects valued at $34.0 million were approved in 2008. A number of projects have been completed in 2008 and these

are the subject of knowledge-sharing sessions organized by ADB. In 2008, the JFPR publication series was launched, which will focus on the impact and outcomes, and lessons learned, from JFPR projects.

Grant Cofinancing Activities

Trust funds and project-specific grants are key instruments to mobilize and channel grants from external sources to finance technical assistance and components of investment projects. They play an important role in complementing ADB's own resources to meet capacity development and other specific demands from developing member countries. Multilateral, bilateral, and private sector partners have contributed more than $2.0 billion in grants to ADB operations. In 2008, a total of $154.2 million in grant cofinancing was mobilized, consisting of $84.2 million for 76 technical assistance projects and $70.0 million for 17 investment projects. By year end 2008, there were 29 trust funds under active administration by ADB, including 19 active single donor trust funds to finance activities in various sectors or for specific themes, and 10 multidonor trust funds to finance activities with a thematic focus, including poverty reduction, governance, gender and development, managing for development results, HIV/AIDS, water, energy, education, information and communications technology, and trade and finance.

Initially, trust funds were established through donor-specific channel financing agreements, for a wide range of sectors, focused primarily on financing technical assistance operations. More recently, in response to the changing needs of developing member countries and consistent with ADB's financing partnership strategy and harmonization efforts, ADB has established some trust funds based on common agreements with development partners and financing through instruments of contribution. These are established under an umbrella facility of sector- and theme-focused financing partnership, and finance technical assistance and grant components of investment projects.

Technical Assistance and Grant Funds under Financing Partnership Facilities and Special Initiatives

ADB has established two multidonor and three single donor trust funds under the financing partnership facilities framework, to support both technical assistance and grant components of investment projects in priority sectors consistent with Strategy 2020. Since 2006, about $100.0 million has been mobilized from bilateral sources to finance activities in the water sector, for clean energy, and for regional cooperation and integration.

Japan made its initial contributions of $23.1 million to the Asian Clean Energy Fund and $11.5 million to the Investment Climate Facilitation Fund, the two new initiatives that were established in 2008 under the Clean Energy Financing Partnership Facility and Regional Cooperation and Integration Facility. Austria and Spain each contributed $5 million to the Multidonor Water Trust Fund. Spain and Sweden made their first contributions of $5 million and $4.7 million respectively, to the Multidonor Clean Energy Fund. Australia expressed its intent to make a total additional contribution of A$25 million each to these multidonor funds by 2011.

The Water Financing Partnership Facility was established in December 2006 to support the implementation of the ADB's Water Financing Program launched in March of that same year. As of December 31, 2008, the committed contributions from financing partners reached a total of $43.1 million - $21.9 into the Multidonor Trust Fund from Australia, Austria, Norway, and Spain and $19.8 million into the Netherlands Trust Fund.

Under ADB's Carbon Market Initiative, the Future Carbon Fund was established in 2008 to complement the existing Asia Pacific Carbon Fund. The Future Carbon Fund became operational in January 2009 and will provide financing for ADB-supported projects that will continue to generate carbon credits after 2012. The initial target size of the fund is $100 million and may be increased to $200 million if there is sufficient demand. As of December 31, 2008, the fund has received financing commitments from public partners in Sweden, Finland and the Flemish region of Belgium. Additional public and private sector participants are expected by the fund closing before March 2010.

GOVERNANCE

The Board of Directors has established an Audit Committee, a Budget Review Committee, a Compliance Review Committee, a Development Effectiveness Committee and an Ethics Committee.

Audit Committee

The Audit Committee was established to assist the Board of Directors in carrying out its responsibilities as they relate to ADB's financial reporting and audits, including internal controls. The Audit Committee consists of not more than six members of the Board of Directors. The Chair and other members are appointed by the President in consultation with the Board of Directors.

The Audit Committee shall assess in its annual report its work and evaluate its performance annually relative to the Audit Committee's purpose and responsibilities outlined in the Terms of Reference of the Audit Committee. The Audit Committee has an oversight function regarding current areas of financial risk and how these are being managed and must satisfy itself that ADB's financial reporting and audits, including internal controls, are adequate and efficient.

Budget Review Committee

The Budget Review Committee was established to enhance the effectiveness of the Board of Directors in discharging its responsibilities in connection with the approval of the annual administrative budget. The Budget Review Committee consists of not more than six members of the Board of Directors, who may be Directors or Alternate Directors, appointed by the President in consultation with the Board of Directors. The President designates one member as Chair.

The Budget Review Committee reviews the proposed annual administrative budget, taking into account the mid-year review of the current administrative budget, and reports them to the

Board of Directors. It also considers any other aspects of the administrative budget as the President may request and reports them to the Board of Directors.

Compliance Review Committee

The Compliance Review Committee was established under ADB's accountability mechanism. The Compliance Review Committee clears the Compliance Review Panel's proposed terms of reference and time frame for conducting compliance reviews, and reviews the panel's draft monitoring reports on implementation of remedial actions approved by the Board of Directors before the panel finalizes them.

Development Effectiveness Committee

The Development Effectiveness Committee was established to assist the Board of Directors in carrying out its responsibility of ensuring that ADB's programs and activities achieve development effectiveness. Development effectiveness is assessed through ADB's operations evaluation. The Development Effectiveness Committee focuses increasingly on broader evaluations at the country, sector, thematic, and policy levels. The Development Effectiveness Committee consists of not more than six members of the Board of Directors. The President appoints the members of the Development Effectiveness Committee, in consultation with the Board of Directors, and designates one of them as the Chairperson.

The Development Effectiveness Committee is expected to satisfy itself that ADB's operations evaluation activities are adequate and efficient. In this regard, the specific responsibilities that the Development Effectiveness Committee carries out on behalf of the Board of Directors are as follows: (i) review the annual work program of ADB's Operations Evaluation Office (OED); (ii) review OED's reports and the action taken by ADB on them; (iii) report to the Board of Directors on selected high-priority evaluation issues, if any, that have a significant bearing on the relevance, efficiency and effectiveness of ADB, and make recommendations on such issues; (iv) monitor and report to the Board of Directors on the implementation of its decisions; (v) review the annual programs for the preparation of project completion reports and technical assistance completion reports; and (vi) review the semiannual report on loan and technical assistance portfolio performance.

Ethics Committee

The Ethics Committee was created to address matters of ethics that may arise under the new Code of Conduct adopted by the Board of Directors in September 2006. The provisions of the Code of Conduct apply to all members of the Board of Directors (executive directors, alternate executive directors, and temporary alternate directors) and to the President. The Ethics Committee consists of five Directors and/or Alternate Directors. When appointing committee members and the Chair, the President will seek to ascertain and abide by the consensus of the Board of Directors.

The Ethics Committee is responsible for advising executive directors, alternate executive directors, or the President when they request guidance on actual or potential conflicts of interest or other ethical issues concerning themselves. The Ethics Committee also considers any allegations of misconduct against executive directors, alternate executive directors, or the President that relate to the performance of their duties. It recommends appropriate action to the Board of Directors.

ADMINISTRATION

The Charter provides that ADB shall have a Board of Governors, a Board of Directors, a President, one or more Vice-Presidents and such other officers and staff as may be considered necessary. All the powers of ADB are vested in the Board of Governors, which consists of one Governor and one Alternate appointed by each member. The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors.

The responsibility for the direction of the general operations of ADB rests with the Board of Directors, the members of which serve full-time at ADB's principal office. The Board of Directors has 12 members, of whom eight are elected by the Governors representing regional members and four are elected by the Governors representing non-regional members. The Board of Governors has delegated to the Board of Directors all its powers except those whose delegation is expressly prohibited by the Charter. Each Executive Director is entitled to cast the number of votes that counted toward his or her election, which votes need not be cast as a unit. Executive Directors hold office for a term of two years and may be reelected. Each Executive Director appoints an Alternate Executive Director to act in such Executive Director's absence.

Matters before the Board of Governors or the Board of Directors are decided by a majority of the total voting power of the members represented at the meeting, except in certain cases provided in the Charter in which a higher percentage is required.

The President, who must be a national of a regional member country, is elected by the Board of Governors. The President is elected for a five-year term and may be reelected. The President is the Chairman of the Board of Directors but has no vote except a deciding vote in the case of an equal division of votes. The President, while holding office, may not be a Governor or an Executive Director, or an Alternate for either. The President is the legal representative of ADB. Under the direction of the Board of Directors, the President conducts the current business of ADB and is its chief of staff. The President is responsible for the organization, appointment and dismissal of the officers and staff in accordance with regulations adopted by the Board of Directors.

The Vice-Presidents are appointed by the Board of Directors on the recommendation of the President. ADB currently has four Vice-Presidents. Each Vice-President holds office for such term, exercises such authority and performs such functions in the administration of ADB as may be determined by the Board of Directors. In the absence or incapacity of the President, the ranking Vice-President exercises the authority and performs the functions of the President.

Board of Directors

Set forth below are the members of the Board of Directors of ADB, their Alternates, and the members which they represented as of April 13, 2009:

Executive Directors	Alternate Executive Directors	Members Represented[a]
Phil Bowen	Dereck Rooken-Smith	Australia; Azerbaijan; Cambodia; Georgia; Hong Kong, China; Kiribati; Federated States of Micronesia; Nauru; Palau; Solomon Islands; Tuvalu
Howard Brown	Torben Bellers	Canada; Denmark; Finland; Ireland; The Netherlands; Norway; Sweden
Curtis S. Chin	Paul W. Curry	United States
Md. Saad Hashim	Siew Juan Aw	Brunei Darussalam; Malaysia; Myanmar; Nepal; Singapore; Thailand
Marita Magpili-Jimenez	Siraj S. Shamsuddin	Kazakhstan; Maldives; Marshall Islands; Mongolia; Pakistan; Philippines; Timor-Leste
Kyung-Hoh Kim	Tsuen-Hua Shih	Republic of Korea; Papua New Guinea; Sri Lanka; Taipei,China; Uzbekistan; Vanuatu; Viet Nam
Ashok K. Lahiri	Md. Aminul Islam Bhuiyan	Afghanistan; Bangladesh; Bhutan; India; Lao People's Democratic Republic; Tajikistan; Turkmenistan
Michele Miari Fulcis	João Simões de Almeida	Belgium; France; Italy; Portugal; Spain; Switzerland
Masakazu Sakaguchi	Yasuto Watanabe	Japan
Ceppie K. Sumadilaga	CJ (Stan) Vandersyp	Cook Islands; Fiji Islands; Indonesia; Kyrgyz Republic; New Zealand; Samoa; Tonga
Eduard Westreicher	Richard Edwards	Austria; Germany; Luxembourg; Turkey; United Kingdom
Wencai Zhang	Fangyu Liu	People's Republic of China

[a] Armenia is not represented by any member of the Board of Directors.

Principal Officers

The principal officers of ADB are as follows:

President	Haruhiko Kuroda
Vice-President (Operations 1)	Xiaoyu Zhao
Vice-President (Operations 2)	C. Lawrence Greenwood, Jr.
Vice-President (Knowledge Management and Sustainable Development)	Ursula Schäfer-Preuss
Vice-President (Finance and Administration)	Bindu N. Lohani
Managing Director General	Rajat M. Nag
The Secretary	Robert L.T. Dawson
General Counsel	Jeremy H. Hovland
Director General, East Asia Department	Klaus Gerhaeusser
Director General, South Asia Department	Kunio Senga
Director General, Central and West Asia Department	Juan Miranda
Director General, Southeast Asia Department	Arjun Thapan
Director General, Pacific Department	S. Hafeez Rahman
Director General, Private Sector Operations Department	Philip C. Erquiaga
Director General, Regional and Sustainable Development Department and, concurrently, Chief Compliance Officer	Xianbin Yao
Director General, Strategy and Policy Department	Kazu Sakai
Director General, Independent Evaluation Department	H. Satish Rao
Director General, Budget, Personnel and Management Systems Department	Masayuki Tamagawa
Director General, Department of External Relations	Vacant
Chief Economist, Economics and Research Department	Vacant
Principal Director, Office of Cofinancing Operations	Werner E. Liepach
Principal Director, Central Operations Services Office	Hamid Sharif
Principal Director, Office of Administrative Services	C. R. Rajendran
Principal Director, Office of Information Systems and Technology	Seethapathy Chander
Treasurer	Mikio Kashiwagi
Controller	Hong-Sang Jung
Auditor General	Philip Daltrop
Head, Risk Management Unit	Juan Limandibrata

THE CHARTER

The Charter is ADB's governing constitution. It establishes the status, immunities, exemptions, and privileges of ADB, describes its purposes, capital structure and organization, authorizes the operations in which it may engage and prescribes limitations on the carrying out of those operations. The Charter also contains, among other things, provisions with respect to the admission of additional members, increases of the authorized capital stock, the terms and conditions under which ADB may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of members and the suspension and termination of ADB's operations.

Under the Charter, membership in ADB is open to (i) members and associate members of the United Nations Economic and Social Commission for Asia and the Pacific, and (ii) other regional countries and non-regional developed countries which are members of the United Nations or of any of its specialized agencies. Within the foregoing limitations, new members may be admitted upon the affirmative vote of two-thirds of the total number of Governors representing not less than three-quarters of the total voting power of the members.

The Charter provides that no new membership subscription shall be authorized which would have the effect of reducing the aggregate of capital stock held by regional members below 60% of the total subscribed capital stock. Although any member may withdraw from ADB by delivering written notice, any such member remains liable for all direct and contingent obligations to ADB to which it was subject at the date of delivery of such notice, including its obligations in respect of callable capital. No member has withdrawn from ADB since its establishment.

The Charter may be amended only by resolution of the Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from ADB, the pre-emptive rights to purchase capital stock or the limitation on liability of members. The Charter provides that any question of interpretation of its provisions arising between any member and ADB or between ADB's members shall be submitted to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final.

LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Charter contains provisions which accord to ADB legal status and certain immunities and privileges in the territories of each of its members. Certain of these provisions are summarized below.

ADB has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property and to institute legal proceedings. It is immune from every form of legal process, unless it chooses to waive such immunity, except in cases arising out of or in connection with the exercise of its powers to borrow money, to guarantee obligations or to buy and sell or underwrite the sale of securities. In such cases actions may be brought against ADB in a court of competent jurisdiction in the territory of a country in which it has its principal or a branch office, has appointed

an agent for accepting service or notice of process, or has issued or guaranteed securities. No action against ADB may be brought by its members or persons acting for, or deriving claims from, its members.

The Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers and employees of ADB, including experts performing missions for it, are immune from legal process for acts performed by them in their official capacities, except when ADB waives such immunity.

The property and assets of ADB are immune from all forms of seizure, attachment or execution before the delivery of final judgment against it. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of ADB are inviolable.

ADB and its assets, property, income and its operations and transactions are exempt from all taxation and from all customs duties. ADB is also exempt from any obligation for the payment, withholding or collection of any tax or duty.

INDEX TO FINANCIAL STATEMENTS
ORDINARY CAPITAL RESOURCES

These Financial Statements were noted by ADB's Board of Directors on April 7, 2009. They are subject to the approval of ADB's Board of Governors, which approval is expected to be obtained at ADB's Annual General Meeting in Bali, Indonesia to be held on May 2 to 5, 2009.

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Ordinary Capital Resources

Management's Report on Internal Control over Financial Reporting

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of December 31, 2008. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on that assessment, management believes that as of December 31, 2008, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework*.

H. Kuroda

Haruhiko Kuroda
President

Bindu N. Lohani
Vice President (Finance and Administration)

H. Jung

Hong-Sang Jung
Controller

March 5, 2009

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Reg. No.: T09LL0001D

Report of Independent Auditors to the Asian Development Bank

In our opinion, the accompanying balance sheets and the related statements of income and expenses, cash flows, and changes in capital and reserves present fairly, in all material respects, the financial position of the Asian Development Bank ("ADB" or "the Bank") - Ordinary Capital Resources at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2008 is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of ADB is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on ADB's internal control over financial reporting based on our integrated audit in 2008 and financial statement audit in 2007. We conducted our audits of the financial statements in accordance with auditing standards generally accepted in the United States of America and our audit of internal control over financial reporting in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying summary statements of loans and of borrowings as at December 31, 2008 and 2007, and of statement of subscriptions to capital stock and voting power as at December 31, 2008 are presented for purposes of additional analyses and are not required parts of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A company's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and

PRICEWATERHOUSECOOPERS

expenditures of the company are being made only in accordance with authorizations of management and those charged with governance; and (iii) provide reasonable assurance regarding prevention, or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Public Accountants and Certified Public Accountants

Singapore
March 5, 2009

ASIAN DEVELOPMENT BANK—
BALANCE
December 31, 2008
Expressed in Thousands of

ASSETS

	2008		2007	
DUE FROM BANKS (Notes B and C)		$ 142,238		$ 108,821
INVESTMENTS (Notes B, C, D, L and P)				
Government and government-guaranteed obligations	$ 6,485,000		$ 2,343,130	
Time deposits	1,481,370		7,491,886	
Other securities	7,446,149	15,412,519	3,461,927	13,296,943
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Notes B and P)		309,358		5,041,387
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes B and P)		511,756		427,132
LOANS OUTSTANDING (Appendix V) (Notes A, B, E, and Q) (Including FAS 133 adjustment of $451 - 2008 and $538 - 2007; net unamortized loan origination costs of $68,262 - 2008 and $42,130 - 2007)				
Sovereign	34,256,740		29,008,793	
Non-sovereign	1,662,494		1,289,129	
	35,919,234		30,297,922	
Less - provision for loan losses	9,174	35,910,060	15,043	30,282,879
EQUITY INVESTMENTS (Notes A, B, G and P)		641,427		808,157
ACCRUED REVENUE				
On investments	131,880		143,785	
On loans	299,184	431,064	320,514	464,299
RECEIVABLE FROM MEMBERS (Note K)				
Nonnegotiable, noninterest-bearing demand obligations (Note C)		144,514		174,805
RECEIVABLE FROM SWAPS (Notes B, H, P, and Q)				
Borrowings	23,831,087		17,968,867	
Others	882,793	24,713,880	512,089	18,480,956
OTHER ASSETS				
Property, furniture, and equipment (Notes B and I)	158,235		154,239	
Investment-related receivables	229,390		138,149	
Unamortized issuance cost of borrowings	2,781		58,869	
Miscellaneous (Note N)	114,530	504,936	112,536	463,793
TOTAL		**$ 78,721,752**		**$ 69,549,172**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ORDINARY CAPITAL RESOURCES
SHEET
and 2007
United States Dollars (Note B)

LIABILITIES, CAPITAL, AND RESERVES	2008		2007	
BORROWINGS (Appendix VI) (Notes B, H, J and P)				
At amortized cost	$ 4,627,521		$ 28,615,661	
At fair value	31,012,976	$ 35,640,497	2,954,704	$ 31,570,365
ACCRUED INTEREST ON BORROWINGS		385,949		388,935
PAYABLE FOR SWAPS (Notes B, H, J, P, and Q)				
Borrowings	$ 24,867,815		$ 16,936,964	
Others	1,198,781	26,066,596	583,320	17,520,284
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENT (Note B)		301,759		5,092,316
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	275,066		230,114	
Undisbursed technical assistance commitments (Note M)	10,489		2,318	
Accrued pension and postretirement medical benefit costs (Note O)	635,300		368,284	
Miscellaneous (Notes B, F, I, and N)	136,626	1,057,481	121,686	722,402
TOTAL LIABILITIES		63,452,282		55,294,302
CAPITAL AND RESERVES (Appendix IV)				
Capital stock (Appendix VII) (Notes B and K)				
Authorized and subscribed (SDR35,463,110,000 - 2008 and 2007)	54,890,156		55,977,810	
Less-"callable" shares subscribed	51,029,546		52,040,702	
"Paid-in" shares subscribed	3,860,610		3,937,108	
Less-subscription installments not due	9,848		19,664	
Subscription installments matured	3,850,762		3,917,444	
Less-capital transferred to the Asian Development Fund	73,691		75,151	
	3,777,071		3,842,293	
Net notional amounts required to maintain value of currency holdings (Notes B and K)	(564,383)		(661,197)	
Ordinary reserve (Note L)	9,532,487		9,245,332	
Special reserve (Note L)	209,723		202,847	
Loan loss reserve (Note L)	195,062		182,100	
Surplus (Note L)	894,594		616,300	
Cumulative revaluation adjustments account (Note L)	(23,336)		(110,959)	
Cumulative effect of FAS 157/159 adoption (Note B)	227,500		–	
Net income after appropriation (Appendix II) (Note L)	1,119,473		760,174	
Accumulated other comprehensive income (Appendix IV) (Notes B and L)	(98,721)	15,269,470	177,980	14,254,870
TOTAL		**$ 78,721,752**		**$ 69,549,172**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF INCOME AND EXPENSES
For the Years Ended December 31, 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008			2007		
REVENUE (Note M)						
From loans (Notes B and E)						
Interest	$ 1,316,105			$ 1,385,036		
Commitment charge	59,668			55,206		
Other	(17,792)	$ 1,357,981		2,096	$ 1,442,338	
From investments (Notes B and D)						
Interest		677,175			683,212	
From guarantees (Notes B and F)		6,876			5,049	
From equity investments		3,737			58,897	
From other sources-net (Notes E and R)		18,685			18,835	
TOTAL REVENUE			$ 2,064,454			$ 2,208,331
EXPENSES (Note M)						
Borrowings and related expenses (Note J)		1,208,391			1,389,778	
Administrative expenses (Note M)		141,047			127,327	
Technical assistance to member countries		8,357			(683)	
Provision for losses (Notes B and E)		(3,467)			(579)	
Other expenses		6,272			3,998	
TOTAL EXPENSES			1,360,600			1,519,841
NET REALIZED GAINS (LOSSES)						
From loans		525			3,980	
From investments (Notes D and M)		(24,837)			(2,801)	
From equity investments (Note M)		(3,884)			21,793	
From borrowings		70			(106)	
Others		30			39	
NET REALIZED (LOSSES) GAINS			(28,096)			22,905
NET UNREALIZED GAINS (Note M)			450,591			53,828
NET INCOME			**$ 1,126,349**			**$ 765,223**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007
Expressed in Thousands of United States Dollars (Note B)

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 1,230,411	$ 1,202,933
Interest on investments received	633,155	635,459
Interest received for securities purchased under resale arrangement	5,634	17,080
Interest and other financial expenses paid	(913,351)	(1,236,490)
Administrative expenses paid	(118,517)	(95,784)
Technical assistance disbursed	(136)	(1,477)
Others-net	49,153	13,452
Net Cash Provided by Operating Activities	886,349	535,173
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	7,979,848	8,205,482
Maturities of investments	152,126,260	176,587,583
Purchases of investments	(162,198,163)	(184,797,477)
Net receipts (payments) on future contracts	1,082	(372)
Net (payments for) receipts from securities purchased under resale arrangement	(61,122)	1,990
Principal collected on loans	1,919,052	1,454,419
Loans disbursed	(6,340,161)	(5,074,927)
Net currency and interest rate swaps	2,097	(8,329)
Property, furniture, and equipment acquired	(20,302)	(9,569)
Purchases of equity investments	(125,697)	(115,603)
Sales of equity investments	53,550	112,107
Net Cash Used in Investing Activities	(6,663,556)	(3,644,696)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	11,803,386	11,874,946
Borrowings redeemed	(6,301,308)	(9,137,838)
Matured capital subscriptions collected[1]	4,618	4,618
Borrowing issuance expenses paid	(13,030)	(30,506)
Demand obligations of members encashed	9,255	8,068
Net currency and interest rate swaps	408,500	368,067
Resources transferred to ADF	(40,000)	(40,000)
Resources transferred to TASF	(23,000)	–
Resources transferred to CCF	(40,000)	–
Resources transferred to RCIF	–	(40,000)
Net Cash Provided by Financing Activities	5,808,421	3,007,355
Effect of Exchange Rate Changes on Due from Banks	2,203	5,571
Net Increase (Decrease) in Due from Banks	33,417	(96,597)
Due from Banks at Beginning of Year	108,821	205,418
Due from Banks at End of Year	$ 142,238	$ 108,821
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Appendix II)	$ 1,126,349	$ 765,223
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	301,985	81,127
Provision for losses written back	(3,466)	(579)
Net realized losses (gains) from investments and other borrowings	19,963	(18,886)
Proportionate share in losses (earnings) on equity investments	12,160	(47,827)
Net unrealized gains	(450,590)	(53,828)
Change in accrued revenue from loans, investments and other swaps	(116,103)	(252,022)
Change in receivable from ADF - allocation of administrative expenses	(2,973)	(2,902)
Change in accrued interest on borrowings and swaps, and other expenses	224,249	144,002
Change in undisbursed technical assistance commitments	8,170	(2,409)
Change in pension and postretirement benefit liability	(259,835)	(60,171)
Others-net	26,440	(16,555)
Net Cash Provided by Operating Activities	$ 886,349	$ 535,173

[1] Supplementary disclosure of noncash financing activities: Nonnegotiable, noninterest-bearing demand promissory notes amounting to $2,726 ($2,738- 2007) were received from members.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—
STATEMENT OF CHANGES
For the Years Ended
Expressed in Thousands of

	Capital Stock	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Income	Total
Balance– January 1, 2007	**$ 3,652,800**	**$ (672,899)**	**$ 8,993,737**	**$ 197,799**	**$ 130,100**	**$ 330,117**	**$ 27,519**	**$ 565,886**	**$ (82,160)**	**$ 13,142,899**
Comprehensive income for the year 2007 (Note L)								765,223	260,140	1,025,363
Appropriation of guarantee fees to Special Reserve (Note L)				5,049				(5,049)		–
Change in SDR value of paid-in shares subscribed	185,667									185,667
Change in subscription installments not due	(2,889)									(2,889)
Additional paid-in shares subscribed during the year	10,242									10,242
Change in SDR value of capital transferred to Asian Development Fund	(3,527)									(3,527)
Change in notional maintenance of value (Note K)		11,702								11,702
Allocation of 2006 net income to ordinary reserve, loan loss reserve and surplus and transfer from cumulative revaluation account (Note L)			286,183		52,000	286,183	(138,479)	(485,886)		–
Allocation of 2006 net income to ADF and RCIF (Note L)								(80,000)		(80,000)
Charge to ordinary reserve for change in SDR value of capital stock (Note L)			(34,587)							(34,587)
Balance– December 31, 2007	**$ 3,842,293**	**$ (661,197)**	**$ 9,245,332**	**$ 202,847**	**$ 182,100**	**$ 616,300**	**$ (110,959)**	**$ 760,174**	**$ 177,980**	**$ 14,254,870**

ORDINARY CAPITAL RESOURCES
IN CAPITAL AND RESERVES
December 31, 2008 and 2007
United States Dollars (Notes B and K)

	Capital Stock	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Income	Total
Balance– December 31, 2007	**$ 3,842,293**	**$ (661,197)**	**$ 9,245,332**	**$ 202,847**	**$ 182,100**	**$ 616,300**	**$ (110,959)**	**$ 760,174**	**$ 177,980**	**$ 14,254,870**
Cumulative effect of FAS 157/159 adoption								227,500		227,500
Comprehensive income for the year 2008 (Note L)								1,126,349	(276,701)	849,648
Appropriation of guarantee fees to Special Reserve (Note L)				6,876				(6,876)		–
Change in SDR value of paid-in shares subscribed	(74,035)									(74,035)
Change in subscription installments not due	7,353									7,353
Additional paid-in shares subscribed during the year										–
Change in SDR value of capital transferred to Asian Development Fund	1,460									1,460
Change in notional maintenance of value (Note K)		96,814								96,814
Allocation of 2007 net income to ordinary reserve, loan loss reserve and surplus and transfer from cumulative revaluation account (Note L)			278,294		12,962	278,294	87,623	(657,174)		–
Allocation of 2007 net income to ordinary reserve, loan loss reserve and surplus and transfer to cumulative revaluation account (Note L)								(103,000)		(103,000)
Charge to ordinary reserve for change in SDR value of capital stock (Note L)			8,860							8,860
Balance- December 31, 2008	**$ 3,777,071**	**$ (564,383)**	**$ 9,532,487**	**$ 209,723**	**$ 195,062**	**$ 894,594**	**$ (23,336)**	**$1,346,973**	**$ (98,721)**	**$ 15,269,470**

Note: Figures may not add to total due to rounding.

Accumulated Other Comprehensive Income (Note L)
For the Years Ended December 31, 2008 and 2007
Expressed in Thousands of United States Dollar (Note B)

	FAS 133 Adjustments and Amortization		Accumulated Translation Adjustments		Unrealized Investment Holding Gains		Pension/ Postretirement Liability Adjustment-FAS 158		Accumulated Other Comprehensive Income	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Balance, January 1	$ (289)	$ (1,154)	$ (113,385)	$ (200,039)	$ 433,376	$200,584	$ (141,722)	$ (81,551)	$ 177,980	$ (82,160)
Amortization	(669)	865	–	–	–	–	–	–	(669)	865
Other comprehensive income for the year	–	–	(43,420)	86,654	27,223	232,792	(259,835)	(60,171)	(276,032)	259,275
Balance, December 31	**$ (958)**	**$ (289)**	**$ (156,805)**	**$ (113,385)**	**$ 460,599**	**$433,376**	**$ (401,557)**	**$(141,722)**	**$ (98,721)**	**$ 177,980**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

Expressed in Thousands of

Borrowers/Guarantors	Loans Outstanding[1]	Undisbursed Balances of Effective Loans[2]	Loans Not Yet Effective	Total Loans	Percent of Total Loans
Afghanistan	$ 72,745	$ 31,667	$ –	$ 104,412	0.18
Azerbaijan	55,328	235,552	215,400	506,280	0.90
Bangladesh	517,884	822,182	82,000	1,422,066	2.52
Bhutan	–	–	51,000	51,000	0.09
Cambodia	7,000	–	–	7,000	0.01
China, People's Rep. of	8,464,133	4,223,072	1,658,852	14,346,057	25.38
Cook Islands	–	–	8,630	8,630	0.02
Fiji Islands	94,832	24,565	–	119,397	0.21
Georgia	25,000	–	–	25,000	0.04
India	6,453,809	4,289,109	1,563,480	12,306,398	21.77
Indonesia	10,160,917	545,360	95,000	10,801,277	19.11
Kazakhstan	216,529	25,158	390,000	631,657	1.12
Korea, Rep. of	108,847	–	–	108,847	0.19
Lao People's Dem. Rep.	62,743	7,257	–	70,000	0.12
Malaysia	212,368	–	–	212,368	0.38
Maldives	1,500	10,500	–	12,000	0.02
Marshall Islands	3,142	–	–	3,142	0.01
Micronesia, Fed. States of	101	4,699	–	4,800	0.01
Mongolia	12,500	2,000	–	14,500	0.03
Myanmar	–	–	–	–	–
Nauru	1,214	–	–	1,214	0.00
Nepal	16,929	–	–	16,929	0.03
Pakistan	4,345,421	2,003,171	599,300	6,947,892	12.29
Papua New Guinea	123,821	113,878	–	237,699	0.42
Philippines	3,891,694	171,821	490,000	4,553,515	8.06
Sri Lanka	319,722	566,342	7,500	893,564	1.58
Thailand	51,145	–	–	51,145	0.09
Uzbekistan	440,428	301,006	85,000	826,434	1.46
Viet Nam	173,220	425,787	1,552,200	2,151,207	3.84
	35,832,972	13,803,096	6,798,362	56,434,430	99.88
Regional	18,000	14,500	32,500	65,000	0.12
TOTAL - December 31, 2008	35,850,972	13,817,596	6,830,862	56,499,430	100.00
Provision for loan losses	(9,174)	–	–	(9,174)	
Unamortized loan origination cost - net	68,262	–	–	68,262	
NET BALANCE - December 31, 2008	**$ 35,910,060**	**$ 13,817,596**	**$ 6,830,862**	**$ 56,558,518**	
Made up of :					
Sovereign Loans	$ 34,252,384	$ 13,099,342	$ 5,498,830	$ 52,850,556	
Non-sovereign Loans:					
Private Sector	1,573,676	718,254	1,032,032	3,323,962	
Public Sector	84,000	–	300,000	384,000	
Net balance - December 31, 2008	$ 35,910,060	$ 13,817,596	$ 6,830,862	$ 56,558,518	
TOTAL - December 31, 2007	$ 30,255,792	$ 12,971,665	$ 6,039,610	$ 49,267,067	
Provision for loan losses	(15,043)	–	–	(15,043)	
Unamortized front-end fee	42,130	–	–	42,130	
NET BALANCE - December 31, 2007	**$ 30,282,879**	**$ 12,971,665**	**$ 6,039,610**	**$ 49,294,154**	
Made up of :					
Sovereign Loans	$ 29,003,104	$ 12,814,137	$ 5,061,815	$ 46,879,056	
Non-sovereign Loans:					
Private Sector	1,248,775	113,528	797,795	2,160,098	
Public Sector	31,000	44,000	180,000	255,000	
Net balance - December 31, 2007	$ 30,282,879	$ 12,971,665	$ 6,039,610	$ 49,294,154	

[1] Amounts outstanding on the multicurrency fixed lending rate loans totaled $33,734 ($38,049 - 2007), on pool-based loans totaled $10,257,327 ($10,861,527 - 2007) and on LIBOR-based loans and market-based loans totaled $25,559,911 ($19,356,215 - 2007). The average yield on loans was 3.84% (5% - 2007).

[2] Of the undisbursed balances, ADB has made irrevocable commitments to disburse various amounts totalling $333,541 ($361,280 - 2007).

[3] Includes undisbursed commitment relating to Revolving Credit Facility of Trade Financing Facilitation Program amounting to $14,500.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ORDINARY CAPITAL RESOURCES
OF LOANS
and 2007
United States Dollars (Note B)

MATURITY OF EFFECTIVE LOANS

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2009	$ 1,987,970	2018	$ 14,245,184
2010	2,370,739	2023	11,685,193
2011	2,641,966	2028	7,521,777
2012	2,935,736	2033	3,086,366
2013	3,152,033	over 2033	41,604
		Total	**$ 49,668,568**[3]

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2008	2007	Currency	2008	2007
Chinese yuan	$ 83,098	$ 23,001	Kazakhstan tenge	39,727	49,776
Euro	–	920	Pakistan rupee	131	–
Japanese yen	5,566,126	4,607,011	Philippine peso	81,011	42,856
Indian rupee	190,354	143,024	Swiss franc	3,247	3,502
Indonesian rupiah	10,762	–	United States dollar	29,876,516	25,385,702
			Total	**$ 35,850,972**	**$ 30,255,792**

ASIAN DEVELOPMENT BANK—
SUMMARY STATEMENT
December 31, 2008
Expressed in Thousands of

	Borrowings		Swap Arrangements[2]	
	Principal Outstanding[1]		Payable (Receivable)[3]	
	2008	2007	2008	2007
Australian dollar	$ 6,010,372	$ 5,729,446	$ (6,094,769)	$ (5,463,460)
Canadian dollar	1,327,790	1,526,591	(1,496,399)	(1,521,721)
Chinese yuan	145,574	136,909	28,805	14,363
			(31,718)	
Euro	42,851	47,117	(45,899)	(45,819)
Hong Kong dollar	365,694	345,983	(367,466)	(353,274)
Indian rupee	100,867	126,791	26,779	16,384
			(27,398)	
Japanese yen	3,639,786	4,607,002	4,472,977	2,706,761
			(3,285,653)	(3,220,956)
Kazakhstan tenge	39,727	49,776	–	–
Malaysian ringgit	472,027	421,941	(447,571)	(421,221)
Mexican peso	121,615	155,913	(123,482)	(153,378)
New Taiwan dollar	153,801	146,437	(154,063)	(146,437)
New Zealand dollar	402,099	463,271	(413,403)	(464,535)
Philippine peso	150,736	168,824	3,584	(130,271)
			(121,092)	
Pound sterling	882,641	695,816	(767,883)	(517,914)
Singapore dollar	400,826	380,307	(404,681)	(392,574)
South African rand	2,469,917	1,850,334	(2,483,788)	(1,742,132)
Swiss franc	414,266	374,924		
Thai baht	327,484	349,708	(329,481)	(356,683)
Turkish lira	1,416,566	474,746	(1,334,657)	(483,611)
United States dollar	16,787,230	13,517,474	20,335,670	14,199,456
			(5,901,684)	(2,554,881)
Subtotal	35,671,869	31,569,310	1,036,728	(1,031,903)
Unamortized discounts/ premiums and transition adjustments	(31,372)	1,055		
ATA				
FAS 133 Adjustments				
Total	**$35,640,497**	**$31,570,365**		

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING[5]

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2009	$ 6,877,509	2018	8,233,829
2010	6,723,106	2023	215,601
2011	4,981,028	2028	2,237,164
2012	3,262,047	2033	39,247
2013	3,102,338	over 2034	–
		Total	**$35,671,869**

1 Reported at Fair Value upon adoption of FAS 157/159 effective January 1, 2008, except for unswapped borrowings which are reported at net of principal amount and unamortized discount/premium of zero coupon bonds. The aggregate face amounts and discounted values of zero coupon and deep discount borrowings (in United States dollar equivalents) are:

	Aggregate Face Amount		Discounted Value	
Currency	2008	2007	2008	2007
Australian dollar	$ 1,188,688	$ 1,506,016	$ 1,040,308	$ 1,258,707
Canadian dollar	657,516	814,913	554,656	660,746
Philippine peso	52,615	60,643	44,914	47,538
South African rand	386,809	161,672	305,381	125,014
Swiss franc	461,212	434,223	320,561	286,703
Turkish lira	712,080	255,334	552,518	217,699
United States dollar	1,898,326	1,977,963	1,445,211	1,229,074

2 Include currency and interest rate swaps. At December 31, 2008, the remaining maturity of swap agreements ranged from less than one year to 35 years. Approximately 81.57% of the swap receivables and 87.29% of the payables are due before January 1, 2014.

3 Adjusted by the cumulative effect of the adoption of FAS 133 effective January 1, 2001.

ORDINARY CAPITAL RESOURCES
OF BORROWINGS
and 2007
United States Dollars (Note B)

Net Currency Obligation[3] 2008	Net Currency Obligation[3] 2007	Weighted Average Cost (%) After Swaps[4]
$ (84,397)	$ 265,986	(11.75)
(168,609)	4,870	3.67
142,661	151,272	4.43
(3,048)	1,298	0.63
(1,772)	(7,291)	0.18
100,248	143,175	7.39
4,827,110	4,092,807	1.18
39,727	49,776	6.69
24,456	720	0.47
(1,867)	2,535	0.05
(262)	–	0.10
(11,304)	(1,264)	(6.50)
33,228	38,553	3.11
114,758	177,902	11.80
(3,855)	(12,267)	1.93
(13,871)	108,202	3.88
414,266	374,924	5.33
(1,997)	(6,975)	30.17
81,909	(8,865)	(0.06)
31,221,216	25,162,049	3.62
36,708,597	30,537,407	3.32
		2.54
		(1.75)
		4.11

INTEREST RATE SWAP ARRANGEMENTS

	Notional Amount	Average Rate (%) Receive	Average Rate (%) Pay Fixed	Average Rate (%) Pay Floating[6]	Maturing Through[7]
Receive Fixed Swaps:					
Australian dollar[8]	$ 55,350	2.64		0.66	2027-2032
Chinese Yuan	146,299	3.34		4.26	2015
Euro[9]	110,699	4.40	3.62		2010
Indian rupee	103,167	5.40		7.77	2014
Philippine peso	34,362			4.92	2010
United States dollar	11,151,658	3.51		2.64	2009-2043
United States dollar[10]	55,350	2.14		0.60	2016-2027
Receive Floating Swaps:					
Japanese yen	742,237	0.88	0.62	0.59	2009-2032
United States dollar	1,000,000	1.91		2.82	2011
Total	**$13,399,122**				

4 Calculation is based on average carry book value of borrowings net of fair value of swaps. Thus, the weighted average cost may be negative if the related swaps payable exposure is in a different currency and the fair value of swaps receivable exceeds the carry book value of borrowings.
5 Bonds with put and call options were considered maturing on the first put or call date.
6 Represent average current floating rates, net of spread.
7 Swaps with early termination date were considered maturing on the first termination date.
8 Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.
9 Consists of a dual currency swap with interest receivable in Euro and interest payable in Japanese yen.
10 Consists of dual currency swaps with interest receivable in United States dollar and interest payable in Japanese yen.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
December 31, 2008
Expressed in Thousands of United States Dollars (Note B)

	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of	Percent	Par Value Of Shares			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
REGIONAL							
Afghanistan	1,195	0.034	$ 18,496	$ 12,584	$ 5,913	14,427	0.325
Armenia	10,557	0.298	163,402	151,918	11,485	23,789	0.537
Australia	204,740	5.773	3,168,986	2,947,061	221,925	217,972	4.917
Azerbaijan	15,736	0.444	243,563	226,429	17,134	28,968	0.653
Bangladesh	36,128	1.019	559,193	520,033	39,160	49,360	1.114
Bhutan	220	0.006	3,405	3,049	356	13,452	0.303
Brunei Darussalam	12,462	0.351	192,888	179,329	13,559	25,694	0.580
Cambodia	1,750	0.049	27,087	22,474	4,612	14,982	0.338
China, People's Rep. of	228,000	6.429	3,529,007	3,281,806	247,201	241,232	5.442
Cook Islands	94	0.003	1,455	1,362	93	13,326	0.301
Fiji Islands	2,406	0.068	37,240	34,625	2,616	15,638	0.353
Georgia	12,081	0.341	186,991	173,850	13,141	25,313	0.571
Hong Kong, China	19,270	0.543	298,263	277,368	20,895	32,502	0.733
India	224,010	6.317	3,467,249	3,224,444	242,805	237,242	5.352
Indonesia	192,700	5.434	2,982,630	2,773,768	208,861	205,932	4.646
Japan	552,210	15.571	8,547,162	7,948,593	598,569	565,442	12.756
Kazakhstan	28,536	0.805	441,683	410,742	30,941	41,768	0.942
Kiribati	142	0.004	2,198	2,043	155	13,374	0.302
Korea, Republic of	178,246	5.026	2,758,909	2,565,727	193,182	191,478	4.320
Kyrgyz Republic	10,582	0.298	163,789	152,320	11,469	23,814	0.537
Lao PDR	492	0.014	7,615	6,795	820	13,724	0.310
Malaysia	96,350	2.717	1,491,315	1,386,869	104,446	109,582	2.472
Maldives	142	0.004	2,198	2,043	155	13,374	0.302
Marshall Islands	94	0.003	1,455	1,362	93	13,326	0.301
Micronesia, Fed. States of	142	0.004	2,198	2,043	155	13,374	0.302
Mongolia	532	0.015	8,234	7,662	573	13,764	0.310
Myanmar	19,270	0.543	298,263	277,368	20,895	32,502	0.733
Nauru	142	0.004	2,198	2,043	155	13,374	0.302
Nepal	5,202	0.147	80,517	74,868	5,650	18,434	0.416
New Zealand	54,340	1.532	841,080	782,186	58,894	67,572	1.524
Pakistan	77,080	2.174	1,193,052	1,109,501	83,551	90,312	2.037
Palau	114	0.003	1,765	1,641	124	13,346	0.301
Papua New Guinea	3,320	0.094	51,387	47,812	3,575	16,552	0.373
Philippines	84,304	2.377	1,304,866	1,213,499	91,367	97,536	2.200
Samoa	116	0.003	1,795	1,610	186	13,348	0.301
Singapore	12,040	0.340	186,356	173,308	13,048	25,272	0.570
Solomon Islands	236	0.007	3,653	3,405	248	13,468	0.304
Sri Lanka	20,520	0.579	317,611	295,369	22,242	33,752	0.761
Taipei,China	38,540	1.087	596,526	554,766	41,760	51,772	1.168
Tajikistan	10,134	0.286	156,855	145,819	11,036	23,366	0.527
Thailand	48,174	1.358	745,642	693,419	52,223	61,406	1.385
Timor-Leste	350	0.010	5,417	5,030	387	13,582	0.306
Tonga	142	0.004	2,198	2,043	155	13,374	0.302
Turkmenistan	8,958	0.253	138,653	128,902	9,751	22,190	0.501
Tuvalu	50	0.001	774	712	62	13,282	0.300
Uzbekistan	23,834	0.672	368,905	343,072	25,833	37,066	0.836
Vanuatu	236	0.007	3,653	3,405	248	13,468	0.304
Viet Nam	12,076	0.341	186,914	165,476	21,437	25,308	0.571
Total Regional	**2,247,995**	**63.390**	**34,794,691**	**32,341,552**	**2,453,140**	**2,883,131**	**65.040**
NONREGIONAL							
Austria	12,040	0.340	186,356	173,308	13,048	25,272	0.570
Belgium	12,040	0.340	186,356	173,308	13,048	25,272	0.570
Canada	185,086	5.219	2,864,780	2,664,168	200,612	198,318	4.474
Denmark	12,040	0.340	186,356	173,308	13,048	25,272	0.570
Finland	12,040	0.340	186,356	173,308	13,048	25,272	0.570
France	82,356	2.322	1,274,714	1,185,437	89,278	95,588	2.156
Germany	153,068	4.316	2,369,202	2,203,277	165,925	166,300	3.752
Ireland	12,040	0.340	186,356	173,246	13,110	25,272	0.570
Italy	63,950	1.803	989,824	920,498	69,326	77,182	1.741
Luxembourg	12,040	0.340	186,356	173,246	13,110	25,272	0.570
The Netherlands	36,294	1.023	561,762	522,432	39,330	49,526	1.117
Norway	12,040	0.340	186,356	173,308	13,048	25,272	0.570
Portugal	12,040	0.340	186,356	173,246	13,110	25,272	0.570
Spain	12,040	0.340	186,356	173,308	13,048	25,272	0.570
Sweden	12,040	0.340	186,356	173,308	13,048	25,272	0.570
Switzerland	20,650	0.582	319,623	297,226	22,397	33,882	0.764
Turkey	12,040	0.340	186,356	173,308	13,048	25,272	0.570
United Kingdom	72,262	2.038	1,118,478	1,040,159	78,319	85,494	1.929
United States	552,210	15.571	8,547,162	7,948,593	598,569	565,442	12.756
Total Nonregional	**1,298,316**	**36.610**	**20,095,465**	**18,687,995**	**1,407,470**	**1,549,724**	**34.960**
TOTAL	**3,546,311**	**100.000**	**$ 54,890,156**	**$ 51,029,546**	**$ 3,860,610**	**4,432,855**	**100.000**

Note: Figures may not add due to rounding.
The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE A—NATURE OF OPERATIONS AND LIMITATIONS ON LOANS, GUARANTEES AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. With the adoption of its poverty reduction strategy at the end of 1999, ADB made reducing poverty in the region its main goal. ADB provides financial and technical assistance (TA) for projects and programs, which will contribute to achieving this purpose.

Mobilizing financial resources, including cofinancing, is an integral part of ADB's operational activities. In addition, ADB, alone or jointly, administers on behalf of donors, including members, their agencies and other development institutions, funds restricted for specific uses, which include TA grants as well as regional programs.

ADB's ordinary operations comprise loans, equity investments, and guarantees. During the years 2001 and 2002, limited technical assistance to member countries to support high priority TA programs was included. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount outstanding of loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. In December 2008, the Board of Directors approved the revised policy on ADB's lending limitations, which limits the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves and surplus. At December 31, 2008 and 2007, the total of such loans, equity investments, and guarantees aggregated approximately 55.7% and 46.9%, respectively, of the total subscribed capital, reserves, and surplus as defined, based on this new policy.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital together with reserves and surplus, exclusive of the special reserve. At December 31, 2008, such equity investments represented approximately 6.1% (7.6% - 2007) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Functional Currencies and Reporting Currency

The currencies of members are all functional currencies as these are the currencies of the primary economic environment in which ADB generates and expends cash. The reporting currency is the United States dollar (USD).

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than USD to be translated to the reporting currency using exchange rates applicable at the time of transactions. At the end of each accounting month, translations of assets, liabilities, capital, and reserves denominated in non-USD are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments, other than those relating to the non-functional currencies (Note M) and to the maintenance of Special Drawing Right (SDR) capital values (Notes K and L), are charged or credited to "Accumulated translation adjustments" and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income".

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter "in terms of United States dollars of the weight and fineness in effect on January 31, 1966" (the 1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current United States dollar (ADB's unit of account) on the basis of its par value in terms of gold. From 1973 until March 31, 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since April 1, 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in current United States dollars as computed by the IMF, with each share valued at SDR10,000.

As of December 31, 2008, the value of the SDR in terms of the current United States dollar was $1.54781 ($1.57848 - 2007) giving a value for each share of ADB's capital equivalent to $15,478.10 ($15,784.80 - 2007). However, ADB could decide to fix the value of each share at $12,063.50 based on the March 31, 1978 par value of the United States dollar in terms of gold.

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Statement of Financial Accounting Standards (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, collectively referred as FAS 133. FAS 133 requires that derivative instruments be recorded in the Balance Sheet as either assets or liabilities measured at fair value. The initial application of FAS 133 in January 2001 gave rise to a transition loss of $81,657,000 in other comprehensive income and a gain of $34,656,000 was reported in net income. The amount recorded in other comprehensive income as transition loss is being reclassified into earnings in the same period or periods in which the underlying transactions affect earnings.

In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value, and all changes in fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make fully evident ADB's risk management strategies.

In February 2006, the Financial Accounting Standards Board issued FAS 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140". ADB decided to early adopt the provisions which allow hybrid financial instruments that contain embedded derivatives requiring bifurcation under FAS 133 to be measured at fair value, effective January 1, 2006. With this, FAS 133 as presented in ADB's financial statements incorporates the provisions of FAS 155.

ADB issues hybrid instruments, i.e. structured debts, to lower its cost of borrowings, which are generally fully hedged through derivative transactions. ADB measures and reports any of its qualified bifurcable structured debts and their corresponding derivatives at fair value with changes in fair value recognized in net income. This consistent accounting treatment would fully capture the economic hedging relationship between the hybrid instruments and their derivatives.

Investments

All investment securities and negotiable certificate of deposits held by ADB other than derivative instruments are considered by Management to be "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in income from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to exchange traded futures, realized gains or losses are reported based on daily settlement of the net cash margin.

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premiums and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investments. Impairment losses are not reversed for subsequent recoveries in the value of the investments, until it is sold.

Securities Transferred Under Repurchase Agreement and Securities Purchased Under Resale Arrangement

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received are recorded as liabilities. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets, while securities received are not recorded as liabilities and are not re-pledged. All outstanding securities as of December 31, 2008 and 2007 classified under securities transferred under repurchase agreement correctly reflect the nature of the transactions.

Loans

ADB's loans are made to or guaranteed by members, with the exception of nonsovereign loans, and have maturities ranging between 3 and 32 years. ADB requires its borrowers to absorb exchange risks attributable to fluctuations in the value of the currencies which it has disbursed. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB's principle of cost pass through pricing, any variation in the actual cost of borrowings is passed to LIBOR-based borrowers as surcharge or rebate.

It is the policy of ADB to place loans in non-accrual status for which principal, interest, or other charges are overdue by six months. Interest and other charges on non-accruing loans are included in income only to the extent that payments have been received by ADB. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. In the case of nonsovereign loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for one year for sovereign loans (unless there is clear and convincing evidence warranting the deferment or acceleration of such provisioning) and six months for nonsovereign loans. If the present value of expected future cash flows discounted at the loan's effective interest rate is less than the carrying value of the loan, a valuation allowance is established with a corresponding charge to provision for loan losses.

ADB's periodic evaluation of the adequacy of the provision for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower's ability to repay.

In December 2006, the Board approved the application of the concept of expected loss for nonsovereign credit exposure to establish loss provision and loss reserve, the same concept that was applied to sovereign operations in 2004. In line with accounting principles generally accepted in the United States of America, the amount of expected loss pertaining to credit exposures that are impaired and rated substandard or worse is charged to the income statement, following the discounted cash flow method described above, while those that are better are recorded as loss reserve in the equity section of the balance sheet. Any adjustment to loan loss reserve following this new methodology is subject to the approval of the Board of Governors.

Effective 2000, ADB levies front-end fees on all new sovereign loans. These fees are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs. In 2004, ADB waived the entire front-end fee on all new sovereign loans approved during the year. Subsequently, the policy was extended to cover the period up to June 2009. In December 2007, the Board approved the elimination of front-end fees on sovereign LIBOR-based loans negotiated on and after October 1, 2007.

ADB levies a commitment charge on the undisbursed balance of effective loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income.

Guarantees

ADB extends guarantees to sovereign and nonsovereign borrowers. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

Prior to January 1, 2003, guarantees in the absence of any call, were not reflected in the financial statements but disclosed as a note to the financial statements *(Note F)* in accordance with the provisions of FASB No. 5, Accounting for Contingencies. FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others", which came into effect in 2003, requires the recognition of two types of liabilities that are associated with guarantees: (a) the stand-by ready obligation to perform, and (b) the contingent liability. ADB recognizes at the inception of a guarantee, a liability for the stand-by ready obligation to perform on guarantees issued and modified after December 31, 2002. The liability is included in "Miscellaneous liabilities".

Front-end fee income on guarantees received is deferred and amortized over the term of the guarantee contract and the unamortized balance of deferred front-end fee of guarantee is included in "Miscellaneous liabilities."

Equity Investments

All equity investments are considered as "Available for Sale" and are reported at estimated fair value.

Investments in equity securities with readily determinable market price are reported at fair value, with unrealized gains and losses reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Investments in equity securities without readily determinable fair values are reported at cost or at impaired value, for investments where the impairment is deemed other than temporary. These investments are assessed each quarter to reflect the amount that can be realized using valuation techniques appropriate to the market and industry of each investment. When impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investments. Impairment losses are not reversed for subsequent recoveries in the value of the equity investments, until it is sold.

ADB applies the equity method of accounting to investments in limited liability partnerships (LLPs) and certain limited liability companies (LLCs) that maintain a specific ownership account for each investor.

Variable Interest Entities

ADB complies with FIN 46R, "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51, Consolidated Financial Statements". FIN 46 requires an entity to consolidate and provide disclosures for any VIE for which it is the primary beneficiary. An entity that will absorb a majority of VIE's expected losses or receive a majority of expected residual return is deemed to be the primary beneficiary of the VIE. Variable

interests can arise from equity investments, loans, and guarantees. ADB is required to disclose information about its involvement in VIE where ADB holds significant variable interest (Note S).

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense.

Borrowings

Borrowings are generally reported on the balance sheet at their carrying book value, adjusted for any unamortized discounts or premium. As part of its borrowing strategy, ADB issues various types of contractual obligations, which include structured debts containing embedded derivatives in order to minimize the cost of borrowings. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the debt.

Upon the adoption of FAS 155 on January 1, 2006, ADB no longer bifurcates and fair values the embedded derivatives (the debt was valued at its carrying book value) in the structured debt portfolio that meet the bifurcation criteria under FAS 133. Instead, ADB measures and reports at fair value any structured debt that contains embedded derivatives that would otherwise be bifurcated under FAS 133 as a whole, with changes in fair value reported in net income.

Effective January 1, 2008, ADB adopted the provisions of FAS 159 for non-hybrid borrowings that are swapped. Further information relating to the adoption of FAS 159 and the reasons for electing FAS 159 for these financial instruments are discussed in detail in Note P. Borrowing valuations are further adjusted for the credit spread by currency.

Accounting Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

Effective January 1, 2008, ADB adopted FAS 157 and FAS 159. FAS 157 defines fair value (FV) which focuses on the price that would be received to sell the asset or paid to transfer the liability (exit price) and establishes a framework for measuring FV through a FV hierarchy that ranks the quality and reliability of the data used in FV measurements. FAS 159 expands the scope of financial instruments that may be carried at FV. It offers an irrevocable option to carry the majority of financial assets and liabilities at FV, on an instrument-by-instrument basis, with changes in FV recognized in earnings. Fair Value Option may be elected at the time an entity recognizes an eligible financial asset or liability. FAS 159 also allows a one time election for existing financial assets and liabilities, on an instrument-by-instrument basis, at the initial adoption date. The adoption of FAS 157 and 159 was applied prospectively and the cumulative effect of changes in valuation of the financial

assets and liabilities for which the Fair Value Option have been elected were reported as an adjustment to the January 1, 2008 balance of reserves.

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement No. 161 "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133", which will be applicable for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This statement amends and expands the disclosure requirements of FAS 133 to provide users with better understanding of (i) how and why an entity uses derivatives; (ii) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations; and (iii) how derivative instruments and hedged items affect an entity's financial position, performance, and cash flows. ADB is currently assessing the impact of this standard on its financial statements.

In December 2008, the FASB issued FASB Staff Position (FSP) FAS 132(R)-1, which amends 132(R) to require more detailed disclosures about employers' plan assets, including employers' investment strategies, major categories of plan assets, concentration of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. This aims to address financial statement users' concerns "about the lack of transparency surrounding the types of assets and associated risks in an employer's defined benefit pension or other postretirement plan and events in the economy and markets that could have a significant effect on the value of the plan assets." An entity must provide the FSP's disclosures in financial statements for fiscal years ending after December 15, 2009.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to "DUE FROM BANKS."

Reclassification

Certain non-material reclassifications of prior year's amounts and information have been made to conform to the current year's presentation.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES AND DEMAND OBLIGATIONS OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 42 DMCs for 2008 (44 - 2007), cash in banks (due from banks) and demand obligations totaling $70,095,000 ($65,915,000 - 2007) and $144,515,000 ($174,805,000 - 2007), respectively, may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, one member (one - 2007) has restricted the use by ADB or by any recipient from ADB of its currency to payments for goods or services produced in its territory. As such, cash in banks (due from banks) and investments totaling $20,000 ($20,000 - 2007) and $3,182,000 ($3,082,000 - 2007), respectively, have been restricted. None of the demand obligations held by ADB in 2008 and in 2007 was restricted.

NOTE D—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

ADB may purchase and sell exchange traded financial futures and option contracts, and enter into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities, and financial futures. Accordingly, financial futures are held for risk management purposes. At December 31, 2008, the notional amount of outstanding purchase and sales futures contracts were $6,300,000 and $7,000,000, respectively, ($99,300,000 and $54,200,000, respectively - 2007).

Included in "Other securities" as of December 31, 2008 were corporate bonds and other obligations of banks amounting to $6,688,083,000 ($2,622,373,000 – 2007) and asset/mortgage-backed securities of $758,066,000 ($838,716,000 - 2007).

The currency compositions of the investment portfolio as of December 31, 2008 and 2007 expressed in United States dollars are as follows:

Currency	2008	2007
Australian dollar	$ 412,599,000	$ 462,654,000
Canadian dollar	261,180,000	306,592,000
Euro	898,121,000	854,590,000
Japanese yen	1,277,485,000	928,670,000
Pound sterling	208,158,000	288,721,000
Swiss franc	463,590,000	457,381,000
United States dollar	11,407,590,000	9,480,057,000
Others	483,796,000	518,278,000
Total	$ 15,412,519,000	$ 13,296,943,000

The estimated fair value and amortized cost of the investments by contractual maturity at December 31, 2008 are as follows:

	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 6,119,336,000	$ 6,100,549,000
Due after one year through five years	6,802,245,000	6,595,104,000
Due after five years through ten years	2,490,938,000	2,393,526,000
Total	$ 15,412,519,000	$ 15,089,179,000

Additional information relating to investments in government and government-guaranteed obligations and other securities are as follows:

	2008	2007
As of December 31		
Amortized cost	$ 13,607,809,000	$ 5,770,063,000
Estimated fair value	13,931,149,000	5,805,057,000
Gross unrealized gains	364,824,000	60,811,000
Gross unrealized losses	(41,484,000)	(25,817,000)
For the years ended December 31		
Change in net unrealized gains from prior year	288,346,000	76,994,000
Proceeds from sales	7,979,848,000	8,205,482,000
Gross gain on sales	53,508,000	13,466,000
Gross loss on sales	(81,408,000)	(19,411,000)

As of December 31, 2008, gross unrealized losses amounted to $41,484,000 ($25,817,000 – 2007) from government and government-guaranteed obligations, corporate bonds, and mortgage/asset-backed securities. One government and government-guaranteed obligation (12 – 2007), five corporate obligations (32 - 2007), and 11 mortgage/asset-backed securities (75 – 2007) sustained unrealized losses for over one year, representing 3.70% (9.34% - 2007) of the total investments. Comparative details for 2008 and 2007 are as follows:

For the year 2008

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$ 67,243,000	$ 215,000	$ 239,844,000	$ 897,000	$ 307,087,000	$ 1,112,000
Corporate bonds	546,087,000	6,431,000	320,160,000	2,552,000	866,247,000	8,983,000
Mortgage/Asset-backed securities	255,292,000	23,525,000	10,241,000	7,864,000	265,533,000	31,389,000
Total	$ 868,622,000	$30,171,000	$ 570,245,000	$11,313,000	$1,438,867,000	$41,484,000

For the year 2007

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$ 290,291,000	$ 5,814,000	$ 460,364,000	$ 6,816,000	$ 750,655,000	$12,630,000
Corporate bonds	507,085,000	3,835,000	627,532,000	3,301,000	1,134,617,000	7,136,000
Mortgage/Asset-backed securities	119,347,000	2,980,000	153,954,000	3,021,000	273,301,000	6,001,000
Options	300,000	50,000	–	–	300,000	50,000
Total	$ 917,023,000	$12,679,000	$1,241,850,000	$13,138,000	$2,158,873,000	$25,817,000

Asset/Mortgage-backed Securities: Asset/Mortgage-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets or mortgage loans managed by a trust.

Exchange Traded Futures: Futures are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities, and changes in the market prices are generally settled daily in cash. ADB generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in market value of the future contracts. As of December 31, 2008, net receipts on future contracts amounted to $1,082,000 ($372,000 net payments - 2007).

NOTE E—LOANS

Loans

ADB does not sell its sovereign loans, nor does it believe there is a market for its sovereign loans. The estimated fair value of all loans is based on the estimated cash flows from principal repayments, interest and other charges discounted at the applicable market yield curves for ADB's borrowing cost plus lending spread.

The carrying amount and estimated fair value of loans outstanding at December 31, 2008 and 2007 are as follows:

	2008		2007	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Fixed rate multicurrency loans	$ 22,246,000	$ 27,157,000	$ 22,462,000	$ 28,279,000
Pool-based single currency (JPY) loans	3,202,996,000	3,683,699,000	3,138,612,000	3,594,501,000
Pool-based single currency (US$) loans	7,049,324,000	8,609,127,000	7,716,536,000	8,537,918,000
LIBOR-based loans	25,219,728,000	25,084,442,000	19,135,910,000	19,012,074,000
Fixed rate loans	11,470,000	12,806,000	15,587,000	17,811,000
Local currency loans	404,296,000	413,728,000	253,772,000	270,787,000
Total	$ 35,910,060,000	$ 37,830,959,000	$ 30,282,879,000	$ 31,461,370,000

Prior to July 1, 1986, the lending rate of ADB was based on a multicurrency fixed lending rate system under which loans carried interest rates fixed at the time of loan approval for the entire life of the loans. Effective July 1, 1986, ADB adopted a multicurrency pool-based variable lending rate system. In addition, in July 1992, ADB introduced a United States dollar pool-based variable lending rate system, and in November 1994, a market-based lending rate system was made available to financial intermediaries of sovereign and nonsovereign borrowers.

The outstanding balances of pool-based multicurrency loans were subsequently transformed into pool-based single currency loans in Japanese yen, effective January 1, 2004.

Commencing July 1, 2001, ADB offered LIBOR-based loans (LBLs) in the following currencies – Euro, Japanese yen, and United States dollar. The LBL lending facility offers borrowers the flexibility of (i) choice of currency and interest rate basis; (ii) change the original loan terms (currency and interest rate basis) at any time during the life of the

loan; and (iii) options to cap or collar the floating lending rate at any time during the life of the loan. With the introduction of LBLs, all other loan windows are no longer offered to borrowers. In November 2002, ADB offered local currency loans (LCLs) to nonsovereign borrowers. In August 2005, ADB also offered LCLs to sovereign borrowers. In November 2006, ADB introduced series of enhancements to sovereign LBLs negotiated after January 1, 2007, offering additional major currencies that ADB can efficiently intermediate, and additional repayment options including (i) annuity method with various discount factors, (ii) straight-line repayment, (iii) bullet repayment, and (iv) custom-tailored repayment.

In 2008, ADB received prepayments for 11 loans (6 loans – 2007) amounting to $277,053,000 ($80,139,000 - 2007) and collected prepayment premiums of $3,937,000 ($210,000 - 2007). Ninety percent of the prepaid amounts in 2008 were pool-based single currency US dollar and Japanese yen loans compared to 87% for pool-based single currency US dollar loans in 2007.

Loan Charges

Since 1988, ADB has charged front-end fees for nonsovereign loans. Effective January 1, 2000, ADB levied front-end fee of 1% for sovereign loans for which the loan negotiations are completed after that date. In addition, a flat commitment fee of 0.75% was charged for new program loans and a progressive commitment fee of 0.75% was maintained for project loans. Effective January 1, 2000, the lending spread applied to all outstanding pool-based sovereign loans and new sovereign market-based loans was increased from 0.4% to 0.6%.

In 2004, the Board approved the waiver of the entire 1% front-end fee on all new sovereign loans approved during January 1, 2004 to June 30, 2005 (waiver of 50 basis points on sovereign loans approved in 2003) and waiver of 20 basis points of the lending spread on sovereign loans outstanding from July 1, 2004 – June 30, 2005 for borrowers that do not have loans in arrears. Subsequently, the policy was extended to cover the period up to June 2009.

The front-end fees received on nonsovereign loans for the year ended December 31, 2008 were $10,987,000 ($4,576,000 - 2007). Administrative expenses relating to direct loan origination of $35,540,000 for the year ended December 31, 2008 ($34,080,000 – 2007) were deferred and offset against front-end fees received. The excess, if any, is amortized over the life of each loan.

In November 2006, the Board approved a change in the commitment charge policy for all sovereign project LIBOR-based loans negotiated after January 1, 2007, from 75 basis points on a progressive structure of undisbursed loan balances to a flat fee of 35 basis points on the full amount of undisbursed balances. Further to this, the Board also approved in April 2007, the waiver of 10 basis points of the commitment charge on the undisbursed balances of sovereign project loans negotiated after January 1, 2007 and 50 basis points of the commitment charge on the undisbursed balances of sovereign program loans.

In December 2007, the Board approved the revision of loan charges for sovereign LIBOR-based loans negotiated on and after October 1, 2007 by a) providing a credit of 0.4% for the duration of the loan, resulting to an effective contractual spread of 0.2%; b) reducing the commitment charge from 0.75% and 0.35% for sovereign program and project loans to 0.15% for both sovereign program and project loans; and c) eliminating front-end fees.

Undisbursed loan commitments and an analysis of loans by borrowing member countries as of December 31, 2008 are shown in Appendix V. The carrying amounts of loan outstanding by loan products at December 31, 2008 and 2007 are as follows:

	2008	2007
Sovereign Loans		
Fixed rate multicurrency loans	$ 22,246,000	$ 22,462,000
Pool-based single currency (JPY) loans	3,202,996,000	3,136,766,000
Pool-based single currency (US$) loans	7,054,332,000	7,722,916,000
LIBOR-based loans	23,901,052,000	18,078,713,000
	34,180,626,000	28,960,857,000
Less: Provision for loan losses	(4,356,000)	(5,689,000)
Unamortized direct loan origination cost	76,114,000	47,936,000
	71,758,000	42,247,000
Sub-total	34,252,384,000	29,003,104,000
Nonsovereign Loans		
Pool-based single currency (JPY) loans	–	1,846,000
Fixed rate loans	11,488,000	15,586,000
LIBOR-based loans	1,253,775,000	1,018,846,000
Local currency loans	404,952,000	258,657,000
Others	131,000	–
	1,670,346,000	1,294,935,000
Less: Provision for loan losses	(4,818,000)	(9,354,000)
Unamortized front-end fee	(7,852,000)	(5,806,000)
	(12,670,000)	(15,160,000)
Sub-total	1,657,676,000	1,279,775,000
Total	$ 35,910,060,000	$ 30,282,879,000

Loans in Non-accrual Status

One nonsovereign loan was in non-accrual status as of December 31, 2008 (four - 2007). The principal outstanding at that date was $1,674,000 ($16,507,000 - 2007) of which $1,315,000 ($9,659,000 - 2007) was overdue. Loans in non-accrual status resulted in $151,000 ($3,223,000 - 2007) not being recognized as income from nonsovereign loans for the year ended December 31, 2008, and a total of $525,000 as of December 31, 2008 ($8,314,000 – 2007). The significant decrease resulted mainly from the waiver of loan charges totaling $4,735,000 due to sale of two loans in January 2008 and restructuring of one loan in April 2008, and recovery of $2,717,000 from the restructured loan.

In 2008, one sovereign loan was restored to accrual status and loan charges of $1,130,000 for 2007 was recognized as income for the current year.

Loan Loss Provision

ADB has not suffered any losses of principal on sovereign loans. During the year, $1,333,000 loan loss provision was written back on two loans ($427,000 on one loan - 2007). Accumulated loan loss provision for sovereign loans as of December 31, 2008 was $4,356,000 ($5,689,000 - 2007).

Loan loss provisions for nonsovereign loans totaling $4,968,000 were written back/off mainly due to sale of two loans. This reduced the balance of accumulated loan loss provision for nonsovereign loans to $4,818,000 as of December 31, 2008 ($9,354,000 - 2007).

Information pertaining to loans which were subject to loan loss provisions at December 31, 2008 and 2007 is as follows:

	2008	2007
Loans not subject to loss provisions	$ 35,841,044,000	$ 30,233,596,000
Loans subject to loss provisions	9,928,000	22,196,000
Total	$ 35,850,972,000	$ 30,255,792,000
Average amount of loans subject to loss provisions	$ 11,325,000	$ 30,019,000
Related interest income on such loans recognized in the year	$ 4,946,000	$ 921,000
Cash received on related interest income on such loans	$ 4,933,000	$ 782,000

The changes in the provision for loan losses during 2008 and 2007 are as follows:

	2008			2007		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Balance January 1	$ 5,689,000	$ 9,354,000	$ 15,043,000	$ 6,116,000	$ 22,223,000	$ 28,339,000
Provision written back-net	(1,333,000)	(2,134,000)	(3,467,000)	(427,000)	(152,000)	(579,000)
Provision written off	–	(2,400,000)	(2,400,000)	–	(12,717,000)	(12,717,000)
Translation adjustment	–	(2,000)	(2,000)	–	–	–
Balance December 31	$ 4,356,000	$ 4,818,000	$ 9,174,000	$ 5,689,000	$ 9,354,000	$ 15,043,000

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB's sovereign and nonsovereign borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances.

Loans administered by ADB on behalf of participating institutions as at December 31, 2008 and 2007 are as follows:

	2008		2007	
	Amount	No.of Loans	Amount	No.of Loans
Sovereign loans	$ 503,017,000	36	$ 527,247,000	32
Nonsovereign loans	403,517,000	10	432,865,000	12
Total	$ 906,534,000	46	$ 960,112,000	44

During the year ended December 31, 2008, a total of $115,000 ($490,000 - 2007) was received as compensation for arranging and administering such loans. This amount has been included in "Income from other sources."

NOTE F—GUARANTEES

ADB extends guarantees to public sector and private sector borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for private sector projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due 10 or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

In October 2008, ADB paid a total of PKR10,375,000 ($127,000 equivalent) under a partial credit guarantee agreement. The amount was booked as a loan arising from a guarantee call with a corresponding 100% provision for losses.

The committed and outstanding amounts of these guarantee obligations as of December 31, 2008 and 2007 covered:

	2008		2007	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$ 1,164,044,000	$ 1,097,258,000	$ 1,001,492,000	$ 962,160,000
without counterguarantee	432,363,000	363,075,000	280,863,000	271,881,000
	$ 1,596,407,000	$ 1,460,333,000	$ 1,282,355,000	$ 1,234,041,000
Political Risk Guarantees				
with counterguarantee	145,156,000	129,419,000	146,813,000	134,210,000
without counterguarantee	30,070,000	24,899,000	30,462,000	27,306,000
	175,226,000	154,318,000	177,275,000	161,516,000
Others	950,000	950,000	950,000	950,000
Total	$ 1,772,583,000	$ 1,615,601,000	$ 1,460,580,000	$ 1,396,507,000

None of the outstanding amounts as of December 31, 2008 were subject to call. The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion. ADB estimates that the present value of guarantees outstanding at December 31, 2008 was $1,130,777,000 ($965,849,000 – 2007).

As of December 31, 2008, a total liability of $23,257,000 ($13,668,000 – 2007) relating to stand-by ready obligation for seven partial credit risk guarantees (five – 2007) and two political risk guarantees (two - 2007) has been included in "Miscellaneous liabilities" on the balance sheet for all guarantees issued after December 31, 2002.

NOTE G—EQUITY INVESTMENTS

ADB's investments in equity securities issued by private enterprises located in DMCs include $208,071,000 ($212,463,000 - 2007) investments in limited liability partnership and limited liability companies. Such equity investments are accounted for under the equity method.

As of December 31, 2008, there were six (six – 2007) equity investments which were reported at fair value totaling $238,497,000 ($462,115,000 – 2007). One investment (nil – 2007) sustained unrealized losses of $106,816,000 as of year end of 2008.

Accumulated net unrealized gains on equity investments reported at market value were $116,895,000 at December 31, 2008 ($340,958,000 - 2007) and were reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Approved equity investment facility that has not been disbursed was $275,740,000 at December 31, 2008 ($344,046,000 - 2007).

NOTE H—DERIVATIVE INSTRUMENTS

The fair value of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on observable market data.

Interest rate swaps: Under a typical interest rate swap agreement, one party agrees to make periodic payments based on a notional principal amount and an interest rate that is fixed at the outset of the agreement. The counterparty agrees to make floating rate payments based on the same notional principal amount. The terms of ADB's interest rate swap agreements usually match the terms of particular borrowings.

Currency swaps: Under a typical currency swap agreement, one party agrees to make periodic payments in one currency while the counterparty agrees to make periodic payments in another currency. The payments may be fixed at the outset of the agreement or vary based on interest rates. A receivable is created for the currency swapped out, and a payable is created for the currency swapped in. The terms of ADB's currency swap agreements usually match the terms of particular borrowings.

Included in Receivable/Payable from Swaps-Others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources.

NOTE I—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the new headquarters building as a reduction of occupancy expense. The amortization for the year ended December 31, 2008 amounted to $386,000 ($387,000 – 2007) reducing depreciation expense for the new headquarters building from $4,427,000 ($4,471,000 – 2007) to $4,041,000 ($4,084,000 – 2007). At December 31, 2008, the unamortized deferred compensation balance (included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES - Miscellaneous") was $8,218,000 ($9,529,000 - 2007). At December 31, 2008 accumulated depreciation for property, furniture, and equipment was $158,259,000 ($147,999,000 - 2007).

NOTE J—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used generally to reduce interest rate mismatches arising from lending operations.

NOTE K—CAPITAL STOCK, CAPITAL TRANSFERRED TO ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

The authorized capital stock of ADB as of the end of 2008 and 2007 consists of 3,546,311 shares, all of which have been subscribed by members. Of the subscribed shares, 3,296,887 are "callable" and 249,424 are "paid-in". The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its Ordinary Capital Resources (OCR) or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts non-negotiable, non-interest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. The settlement of such amounts is not determinable and, accordingly, it is not practicable to determine a fair value for these receivables.

As of December 31, 2008, all matured installments amounting to $3,850,762,000 ($3,917,444,000 - 2007) were received. Installments not due aggregating $9,848,000 ($19,664,000 - 2007) are as follows:

For the Year ending December 31:

2009	$6,563,000	2010	$3,285,000

Capital Transferred to Asian Development Fund

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by members pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by members pursuant to Article 6, paragraph 2(b) of the Charter as of April 28, 1973 to be used as a part of the Special Funds of ADB. The resources so set aside amounting to $73,691,000 as of December 31, 2008 ($75,151,000 - 2007) expressed in terms of the SDR on the basis of $1.54781 ($1.57848 - 2007) per SDR ($57,434,000 in terms of $1.20635 per 1966 dollar—*Note B*), were allocated and transferred to the Asian Development Fund.

Maintenance of Value of Currency Holdings

Prior to April 1, 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

In as much as the valuation of ADB's capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally as receivable from or payable to members in order to maintain the value of currency holdings in terms of the SDR. In view thereof, the notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts to maintain value of currency holdings in the "CAPITAL AND RESERVES" portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its fair value.

The net notional amounts as of December 31, 2008 consisted of (a) the increase of $740,985,000 ($806,160,000 - 2007) in amounts required to maintain the value of currency holdings to the extent of matured and paid capital subscriptions due to the increase in the value of the SDR in relation to the United States dollar during the period from April 1, 1978 to December 31, 2008 and (b) the net increase of $176,602,000 ($144,963,000 - 2007) in the value of such currency holdings in relation to the United States dollar during the same period. In terms of receivable from and payable to members, they are as follows:

	2008	2007
Notional MOV Receivables	$ 957,549,000	$ 853,546,000
Notional MOV Payables	393,166,000	192,349,000
Total	$ 564,383,000	$ 661,197,000

Membership

As of December 31, 2008, ADB's shareholders consist of 67 member countries, 48 countries from the region and 19 countries from outside the region *(Appendix VII)*.

NOTE L—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members.

In May 2008, the Board of Governors approved the allocation of 2007 net income of $760,174,000 to Cumulative Revaluation Adjustments account for $87,623,000, to Loan Loss Reserve for $12,962,000, to Surplus and Ordinary Reserve for $278,294,000 each, to Technical Assistance Special Fund for $23,000,000 and to Asian Development Fund (ADF) and Climate Change Fund for $40,000,000 each.

In 2007, the 2006 net income of $565,886,000 and additions from Cumulative Revaluation Adjustments account of $138,479,000 were allocated to Loan Loss Reserve for 52,000,000, to Surplus and Ordinary Reserve for $286,183,000 each, and to ADF and Regional Cooperation and Integration Fund for $40,000,000 each.

The restatement of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar *(Note B)* resulted in a net credit of $8,860,000 to the Ordinary Reserve during the year ended December 31, 2008 (net charge of $34,587,000 - 2007). That credit is the decrease in the value of the matured and paid capital subscriptions caused by the change during the year in the value of the SDR in relation to the United States dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors.

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative net unrealized gains (losses) on derivatives, as required by FAS 133 to a separate category of Reserves - "Cumulative Revaluation Adjustments Account." Beginning 2008, the unrealized portion of net income from equity investments accounted under equity method is also transferred to this account. During the year, the 2007 net unrealized gains on derivatives of $57,508,000 and on income from equity investments accounted under equity method of $30,115,000 reduced the credit balance of the Cumulative Revaluation Adjustments account at December 31, 2008 to $23,336,000 ($110,959,000 – 2007).

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees on guarantees set aside pursuant to Article 17 of the Charter. Special Reserve assets consist of term deposits and government and government-

guaranteed obligations and are included under the heading "INVESTMENTS." For the year ended December 31, 2008, guarantee fees amounting to $6,876,000 ($5,049,000 –2007) were appropriated to Special Reserve.

Loan Loss Reserve

In 2004, the Board of Directors approved the creation of Loan Loss Reserve through an allocation of $218,800,000 out of prior year net income. The Loan Loss Reserve forms part of Capital and Reserves to be used as a basis for capital adequacy against the estimated expected loss in ADB's sovereign loans and guarantees portfolio. In December 2006, the Board of Directors approved the adoption of this policy to nonsovereign credit exposures.

In 2008, the estimated loan loss reserve requirement was $195,062,000 resulting to an increase of $12,962,000. The estimated expected loss is determined using ADB's credit risk model net of loan loss provisions taken up in accordance with generally accepted accounting principles.

Surplus

Surplus represents funds for future use to be determined by the Board of Governors. In the first half of 2008, the Board of Governors approved the allocation of $278,294,000 out of 2007 net income to Surplus ($286,183,000 - 2007).

Comprehensive Income

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under accounting principles generally accepted in the United States of America, are excluded from net income. Other comprehensive income includes such items as the effects of the implementation of FAS 133, unrealized gains and losses on available-for-sale securities and listed equity investments, currency translation adjustments, and pension and post-retirement liability adjustment.

NOTE M—INCOME AND EXPENSES

Total income from loans for the year ended December 31, 2008 was $1,358,506,000 ($1,446,318,000 - 2007). The average yield on the loan portfolio during the year was 3.84% (5.00% - 2007), excluding premium received on prepayment and other loan income. Premium on prepaid loans during 2008 amounted to $3,915,000 ($232,000 - 2007).

Total income from investments including net realized losses on sales, net unrealized losses on derivatives, and interest earned for securities transferred under repurchase agreements and resale arrangements for the year ended December 31, 2008 was $564,059,000 ($676,230,000 - 2007). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 3.20% (4.68% - 2007) excluding unrealized gains and losses on investments and 4.63% (5.79% - 2007) including unrealized gains and losses on investments.

Including net realized losses, equity investment operations resulted to a net loss of $147,000 ($80,690,000 income – 2007) for the year ended December 31, 2008. This included a total of $12,160,000 share in the net losses of investee companies accounted under equity method and $8,688,000 impairment losses mostly associated with restructured accounts, offset by dividend income, gains on disposals, and other income of $15,823,000, $4,804,000, and $75,000 respectively.

Income from other sources primarily included income received as executing agency amounting to $9,979,000 ($9,843,000 - 2007), interests earned on bank accounts and on staff accounts totaling $1,369,000 ($645,000 – 2007) and $1,682,000 ($2,265,000 - 2007), respectively, and reversals of expenses charged to prior years of $4,335,000 ($4,719,000 - 2007).

Total interest expense incurred for the year ended December 31, 2008 amounted to $1,181,410,000 ($1,368,177,000 - 2007). Other borrowings and related expenses consisted of amortization of borrowings' issuance costs and other expenses of $26,981,000 ($21,601,000 - 2007).

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended December 31, 2008 were apportioned between OCR and ADF in proportion of the relative volume of operational activities of each fund. Of the total administrative expenses of $363,724,000 ($347,803,000 - 2007), $187,138,000 ($186,396,000 - 2007) was accordingly charged to ADF. The balance of administrative expenses after allocation was reduced by the deferral of direct loan origination costs of $35,539,000 ($34,080,000 – 2007) related to new loans that became effective for the year ended December 31, 2008 (*Notes B and E*).

In November 2008, following the approval by the Board of Directors in September 2007, ADB entered into a Trust fund Grant Arrangement with International Bank for Reconstruction and Development and International Development Association, to provide $10,000,000 as a contribution to the Java Reconstruction Fund. This was charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES". Net of write-back for the year totaling $1,643,000 ($683,000 - 2007) representing cancellations of the undisbursed amounts of completed TA projects committed in prior periods, technical assistance for the year amounted to $8,357,000.

As of December 31, 2008, the net cumulative amount of TA commitments that had been charged to OCR net income amounted to $76,205,000 ($67,848,000 - December 31, 2007) out of which $65,716,000 ($65,530,000 - 2007) had been disbursed.

For the year ended December 31, 2008, total write-back of provision for losses amounted to $3,467,000 ($579,000 - 2007). This corresponded to $1,333,000 for two sovereign loans and $2,134,000 for a nonsovereign loan, resulting mainly from repayments and loan restructuring.

Other expenses of $6,271,000 ($3,998,000 – 2007) included non-borrowings related financial expenses such as fees paid to external asset managers and bank charges.

Net unrealized gains incorporated $429,000 net losses ($3,680,000 – 2007) from the translation adjustments of financial instruments denominated in non-functional currencies (South African Rand and Mexican Peso), and net unrealized gains on derivatives of $451,020,000 ($57,508,000 – 2007), which were made up of:

	2008	2007
Unrealized (losses) gains on:		
Hybrid financial instruments and related swaps*	$ 387,136,000	$ (5,322,000)
Non-hybrid financial instruments and related swaps*	249,942,000	108,028,000
Investments related swaps	(88,279,000)	(4,182,000)
Loan related swaps	(98,625,000)	(38,089,000)
FX Forward	263,000	(1,958,000)
Amortization of the FAS 133 transition adjustment	583,000	(969,000)
Total	$ 451,020,000	$ 57,508,000

* Figures are not comparable due to the adoption of FAS 157 and 159 effective January 1, 2008, where (a) credit risk (spread) where incorporated in fair valuing the outstanding financial instruments, and (b) non-hybrid swapped borrowings which where recorded at amortized cost in 2007, were recorded at fair value in 2008.

NOTE N—OTHER ASSETS AND LIABILITIES—MISCELLANEOUS

At December 31, 2008 and 2007, ADB had the following receivables from/payables to special funds and trust funds resulting from administrative arrangements and operating activities:

	2008	2007
Amounts receivable from:		
Asian Development Fund (Note M)	$ 31,743,000	$ 28,750,000
Technical Assistance Special Fund	–	14,000
Japan Special Fund	145,000	159,000
Asian Tsunami Fund	669,000	343,000
Pakistan Earthquake Fund	4,000	5,000
Regional Cooperation and Integration Fund	15,000	–
Climate Change Fund	6,000	–
Asian Development Bank Institute Special Fund	847,000	341,000
Staff Retirement Plan	–	11,012,000
Agency Trust Funds (net)	842,000	1,984,000
Total	$ 34,271,000	$ 42,608,000
Amounts payable to:		
Technical Assistance Special Fund	$ 12,000	$ –
Staff Retirement Plan	14,205,000	–
Total	$ 14,217,000	$ –

NOTE O—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined benefit Staff Retirement Plan (the Plan). Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. The Plan applies also to members of the Board of Directors who elect to join the Plan. Retirement benefits are based on length of service and highest average remuneration during two years of eligible service. The Plan assets are segregated and are not included in the accompanying Balance Sheet. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants hired on or before September 30, 2006 are required to contribute 9 1/3% of their salary to the Plan while those hired after that date do not anymore contribute to the plan. Participants may also make additional voluntary contributions. ADB's contribution is determined at a rate sufficient to cover that part of the costs of the Plan not covered by the participants' contributions.

Expected Contributions

The expected amount of contributions to the Plan for 2009 amounts to $51,499,000 ($43,291,000 – 2007) representing ADB's contributions of $29,394,000 ($22,902,000 – 2007), based on budgeted contribution rate of 19% (16% - 2007), participants' mandatory contributions of $11,605,000 ($11,889,000 – 2007) and discretionary contributions of $10,500,000 ($8,500,000 – 2007).

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs nine external asset managers and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment return and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2003, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities. At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and US fixed income.

As of December 31, 2008 and 2007, the breakdown of the fair value of plan assets held are as follows:

	2008		2007	
	Amount	**Percentage**	**Amount**	**Percentage**
Equity Securities				
US	$ 320,303,000		$ 541,837,000	
Non-US	215,489,000		407,222,000	
	535,792,000	58.6%	949,059,000	72.9%
Fixed Income Securities	362,584,000	39.6	362,646,000	27.9
Other Assets (Liabilities)– net	16,254,000	1.8	(10,150,000)	(0.8)
Total	$ 914,630,000	100.0%	$ 1,301,555,000	100.0%

All investments excluding time deposits are valued using market prices. Time deposits are reported at cost which is a reasonable estimate of fair value. Fixed income securities include US government and government guaranteed obligations, corporate bonds and time deposits. Other assets include forward exchange contracts in various foreign currencies transacted to hedge currency exposure in the investment portfolio, which are reported at fair value.

For the year ended December 31, 2008 the net return on the Plan assets was -29.5% (6.0% - 2007). ADB expects the long-term rate of return on the assets to be 8%.

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, the assumed investment return of 8% on the Plan's assets is expected to remain broadly the same, year to year.

Postretirement Medical Benefits Plan

In 1993, ADB adopted a cost-sharing plan for retirees' medical insurance premiums. Under the plan, ADB is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees, including retired members of the Board of Directors, and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2008 and 2007

The following table sets forth the pension and postretirement medical benefits at December 31, 2008 and 2007:

	Pension Benefits		Postretirement Medical Benefits	
	2008	2007	2008	2007
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$ 1,476,832,000	$ 1,336,833,000	$ 193,008,000	$ 187,030,000
Service cost	38,077,000	38,564,000	8,432,000	8,823,000
Interest cost	89,682,000	81,558,000	11,969,000	11,634,000
Plan participants' contributions	30,831,000	27,186,000	–	–
Transfers	–	(232,000)	–	–
Actuarial (gain) loss	(163,591,000)	59,287,000	(57,563,000)	(11,952,000)
Amendments	–	–	–	–
Benefits paid	(75,032,000)	(66,364,000)	(2,715,000)	(2,527,000)
Projected benefit obligation at end of year	$1,396,799,000	$1,476,832,000	$153,131,000	$193,008,000
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 1,301,555,000	$ 1,235,346,000	$ –	$ –
Actual return on plan assets	(381,940,000)	73,905,000	–	–
Employer's contribution	39,216,000	31,714,000	2,715,000	2,527,000
Plan participants' contributions	30,831,000	27,186,000	–	–
Transfers	–	(232,000)	–	–
Benefits paid	(75,032,000)	(66,364,000)	(2,715,000)	(2,527,000)
Fair value of plan assets at end of year	$ 914,630,000	$ 1,301,555,000	$ –	$ –
Funded status	$ (482,169,000)	$ (175,277,000)	$ (153,131,000)	$ (193,008,000)
Amounts recognized in the Balance sheet consist of:				
Current liabilities	–	–	(4,183,000)	(3,907,000)
Noncurrent liabilities	(482,169,000)	(175,277,000)	(148,948,000)	(189,101,000)
Net amount recognized	$ (482,169,000)	$ (175,277,000)	$ (153,131,000)	$ (193,008,000)
Amounts recognized in the Accumulated other comprehensive income consist of:				
Net actuarial loss (gain)	$ 425,385,000	$ 110,605,000	$ (15,660,000)	$ 43,853,000
Prior service cost (credit)	11,833,000	15,912,000	(20,002,000)	(28,648,000)
Total amount recognized	$ 437,218,000	$ 126,517,000	$ (35,662,000)	$ 15,205,000
Weighted-average assumptions as of December 31				
Discount rate	7.25%	6.00%	7.25%	6.00%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase varies with age and averages	5.05%	4.65%	5.05%	4.65%

For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as at December 31, 2008. The rate was assumed to decrease gradually to 5.0% for 2013 and remain at the level thereafter.

	Pension Benefits		Postretirement Medical Benefits	
	2008	2007	2008	2007
Components of net periodic benefit cost:				
Service cost	$ 38,077,000	$ 38,564,000	$ 8,432,000	$ 8,823,000
Interest cost	89,682,000	81,558,000	11,969,000	11,634,000
Expected return on plan assets	(98,293,000)	(88,047,000)	–	–
Amortization of prior service cost	4,079,000	4,079,000	(8,646,000)	(8,646,000)
Recognized actuarial loss	1,862,000	2,569,000	1,950,000	3,304,000
Net periodic benefit cost	$ 35,407,000	$ 38,723,000	$ 13,705,000	$ 15,115,000

The accumulated benefit obligation of the pension plan as of December 31, 2008 was $1,306,323,000 ($1,374,738,000 – 2007).

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are US$8,940,000 and US$4,079,000, respectively. The estimated net loss and prior service credit for the other postretirement benefits plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is US$(27,000) and US$(8,646,000), respectively.

A one-percentage-point change in assumed health care trend rates would have the following effects:

	1- Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 5,234,000	$ (3,953,000)
Effect on postretirement benefit obligation	27,449,000	(21,903,000)

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at December 31, 2008:

	Pension Benefits	Postretirement Medical Benefits
2009	$ 68,830,000	$ 4,183,000
2010	66,041,000	4,802,000
2011	71,501,000	5,475,000
2012	76,081,000	6,137,000
2013	78,628,000	6,780,000
2014-2018	460,645,000	43,674,000

NOTE P—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of ADB's significant financial instruments as of December 31, 2008 and 2007 are summarized below:

	2008		2007	
	Carrying Amount[a]	Estimated Fair Value	Carrying Amount[a]	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 142,238,000	$ 142,238,000	$ 108,821,000	$ 108,821,000
Investments (see *Note D*)	15,412,519,000	15,412,519,000	13,296,943,000	13,296,943,000
Securities transferred under repurchase agreement	309,358,000	309,358,000	5,041,387,000	5,041,387,000
Securities purchased under resale arrangement	511,756,000	511,756,000	427,132,000	427,132,000
Loans outstanding (see *Note E*)	35,910,060,000	37,830,959,000	30,282,879,000	31,461,370,000
Equity investments (see *Note G*)	641,427,000	641,427,000	808,157,000	808,157,000
Other assets				
Non-negotiable, non-interest-bearing demand obligations	144,514,000	93,724,000	174,805,000	105,027,000
Receivable from swaps - others (see *Note H*)	882,793,000	882,793,000	512,089,000	512,089,000
Receivable from swaps - borrowings (see *Note H*)	23,831,087,000	23,831,087,000	17,968,867,000	17,968,867,000
Future guarantee receivable	23,257,000	23,257,000	13,668,000	13,668,000
LIABILITIES:				
Borrowings (Note J)	36,026,446,000	37,848,839,000	31,959,299,000	32,023,669,000
Other liabilities				
Payable for swaps - others (see *Note H*)	1,198,781,000	1,198,781,000	583,321,000	583,321,000
Payable for swaps - borrowings (see *Note H*))	24,867,815,000	24,867,815,000	16,936,964,000	16,936,964,000
Guarantee liability	23,257,000	23,257,000	13,668,000	13,668,000

[a] The carrying amount for borrowings and swaps are inclusive of accrued interest.

	2008		2007	
	Outstanding Amount	Present Value	Outstanding Amount	Present Value
Off-balance sheet financial instruments:				
Guarantees (see *Note F*)	$ 1,189,851,000	$ 769,204,000	$ 1,060,328,000	$ 689,145,000

The Fair Value Option

Effective January 1, 2008, ADB elected the Fair Value Option on all borrowings with associated derivative instruments. This election allows ADB to mitigate the earnings volatility in its statutory reporting that is caused by the different accounting treatment of the borrowing and its related derivative without having to apply the complex hedge accounting requirements of FAS 133.

Fair Value Measurement

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participant with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ADB determines fair values using inputs based on quoted or observable market prices and cash flow models. Inputs for the models are based on observable market data such as yield curves, interest rates, volatilities, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation.

Following guidelines are applied in determining the fair values of financial instruments:

Borrowings and associated derivative instruments. Structured borrowings issued by ADB are valued by using the discounted cash flow models based on embedded options such as caps, floors, calls, and credit spread. These models use pay-off profiles within the realm of accepted market practices such as Hull-White, Black and Scholes, Libor Market Model as applicable. Non-structured swapped borrowings, forward foreign exchange, interest rate, and cross currency swap contracts are fair valued with observable market inputs using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, basis spreads, credit spreads, cross currency rates, and volatilities are applied to the models to determine fair value of borrowings. Classified under Level 2 are swapped borrowings and the related derivatives for which ADB can obtain observable market inputs in the form of primary broker quotes for similar debt instruments. Included in Level 3 category are swapped borrowings fair-valued using significant unobservable inputs.

Investments, asset swaps, repurchase agreements and resale arrangements. Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments and repurchase agreements fair valued with significant other market observable inputs. Included in Level 3 category are insignificant portfolio of investments fair valued using significant unobservable inputs including prices provided by third parties such as the custodians and asset managers. Forward foreign exchange, interest rate, and cross currency swap contracts are fair valued with observable market inputs using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, basis spreads, credit spreads, cross currency rates, and volatilities are applied to the models to determine fair value of investments.

Equity Investments. Readily marketable equity investments are fair valued using quoted prices in active markets.

Fair Value Hierarchy

FAS 157 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). FAS 157 requires the fair value measurement to maximize the use of market observable inputs.

Assets and liabilities measured at fair value on a recurring basis:

The fair value of the following financial assets and liabilities as of December 31, 2008 were reported based on the following:

		Fair Value Measurements		
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS:				
Investments	$ 15,412,519,000	$ 6,410,116,000	$ 8,978,004,000	$ 24,399,000
Securities transferred under repurchase agreement	309,358,000	309,358,000	–	–
Securities purchased under resale arrangement	511,756,000	–	511,756,000	–
Investments related swaps	544,796,000	–	544,796,000	–
Loans related swaps	337,997,000	–	337,997,000	–
Borrowing related swaps	23,831,087,000	–	23,831,087,000	–
Equity Investments	238,497,000	238,497,000	–	–
Total	$ 41,186,010,000	$ 6,957,971,000	$ 34,203,640,000	$ 24,399,000
LIABILITIES:				
Borrowings	$ 31,012,976,000	–	$ 24,528,881,000	6,484,095,000
Borrowings related swaps	24,867,815,000	–	24,867,815,000	–
Investments related swaps	745,289,000	–	745,289,000	–
Loans related swaps	453,492,000	–	453,492,000	–
Total	$ 57,079,572,000	$ –	$ 50,595,477,000	$ 6,484,095,000

Assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (level 3):

	Investments	Borrowings
Balance, January 1, 2008		
Total gains (losses) - (realized/unrealized)	$ 127,442,000	$ (5,034,939,000)
Included in earnings	52,000	384,233,000
Included in other comprehensive income	(8,652,000)	550,965,000
Purchases, sales, and paydowns	1,262,000	–
Issuances, redemptions, and maturities	–	(2,384,354,000)
Transfers out of Level 3	(95,705,000)	–
Balance, December 31, 2008	$ 24,399,000	$ (6,484,095,000)
The amount of net losses for the period included in earnings attributable to the change in net unrealized gains relating to assets/ liabilities still held at the reporting date.	$ –	$ 282,466,000

The following table provides the effect of the initial adoption of FAS 157 and FAS 159.

	Carrying value January 1, 2008 prior to adoption	Net gain upon adoption	Carrying value Janury 1, 2008 after adoption
Borrowings	$ 31,959,300,000	$ (227,500,000)	$ 31,731,800,000
Cumulative effect to January 1, 2008 balance of reserves		$ 227,500,000	

The fair value of borrowings for which the fair value option has been elected exceeds the aggregate principal balance by $1,541,598,000.

The estimated gain from fair value changes included in earnings that are attributable to the widening of the credit spreads was $531,665,000 for the year ended December 31, 2008. Changes in fair value resulting from changes in instrument-specific credit risk were estimated by incorporating ADB's current observable credit spread by currency into the relevant valuation technique used to value the borrowing instruments.

The related interest expense continues to be measured based on the contractual interest rates and reported as such in the Statement of Income and Expenses.

NOTE Q—CREDIT RISK

ADB is exposed to risk if the borrowers fall in arrears on payments. ADB manages country risk for lending operations through continuous monitoring of creditworthiness of the borrowers and rigorous capital adequacy framework. Guarantees involve elements of credit risk which are also not reflected on the balance sheet. Credit risk represents the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract.

As of December 31, 2008, ADB has a significant concentration of credit risk to Asian and the Pacific region associated with loan and guarantee products with credit exposure determined based on fair value of loans and outstanding guarantees amounting to $39,446,560,000 ($32,857,877,000 – 2007).

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all investment securities and their derivatives, ADB manages credit risks by following the guidelines set forth in the Investment Authority *(Note D)*.

ADB has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, ADB only enters into long-term swap transactions with counterparties eligible under ADB's swap guidelines which include a requirement that the counterparties have a credit rating of A-/A3 or higher and requires certain counterparties with executed Credit Support Annex, to provide collateral in form of cash or other approved liquid securities based on mark-to-market exposure.

As of December 31, 2008, ADB had received collateral of $418,995,000 ($461,017,000 – 2007) in connection with the swap agreements. ADB has also entered into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions.

NOTE R—SPECIAL AND TRUST FUNDS

ADB's operations include special operations, which are financed from special fund resources, consisting of the Asian Development Fund, the Technical Assistance Special Fund, Japan Special Fund, the Asian Development Bank Institute Special Fund, the Asian Tsunami Fund, the Pakistan Earthquake Fund, the Regional Cooperation and Integration Fund, and the Climate Change Fund.

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The Board of Governors may approve allocation of the net income of OCR to special funds, based on the funding and operational requirements for the funds. The administrative and operational expenses pertaining to the OCR and special funds are charged to the respective special funds. The administrative expenses of ADB are allocated amongst OCR and special funds and are settled on a regular basis between the OCR and the special funds.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB's operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB's administration. ADB charges administrative fees for external funds administered by ADB. The funds are restricted for specific uses including technical assistance to borrowers and technical assistance for regional programs. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services. These funds are held in trust with ADB, and are held in a separate investment portfolio, which is not commingled with ADB's funds, nor are they included in the assets of ADB.

Special funds and funds administered by ADB on behalf of the donors are not included in the assets of OCR. The breakdown of the total of such funds together with the funds of the special operations as of December 31, 2008 and 2007 is as follows:

	2008		2007	
	Total Net Assets	No. of Funds	Total Net Assets	No. of Funds
Special funds				
Asian Development Fund	$ 33,479,348,000	1	$ 31,949,604,000	1
Technical Assistance Special Fund	102,707,000	1	193,119,000	1
Japan Special Fund	142,116,000	1	171,558,000	1
Asian Development Bank Institute Special Fund	–	1	18,292,000	1
Asian Tsunami Fund	46,387,000	1	40,008,000	1
Pakistan Earthquake Fund	2,203,000	1	(3,453,000)	1
Regional Cooperation and Integration Fund	24,588,000	1	33,817,000	1
Climate Change Fund	37,427,000	1	–	–
Subtotal	33,834,776,000	8	32,402,945,000	7
Trust Funds				
Funds administered by ADB	953,075,000	66	1,130,226,000	64
Funds not administered by ADB	7,660,000	2	7,337,000	2
Subtotal	960,735,000	68	1,137,563,000	66
Total	$ 34,795,511,000	76	$ 33,540,508,000	73

During the year ended December 31, 2008, a total of $9,573,000 ($9,310,000 - 2007) was recorded as compensation for administering projects/programs under Trust Funds. The amount has been included in "Revenue from Other Sources - net."

NOTE S—VARIABLE INTEREST ENTITIES

As of December 31, 2008, ADB did not identify any VIE in which ADB is the primary beneficiary, requiring consolidation in OCR financial statements. ADB may hold significant variable interests in VIE, which requires disclosures.

The review of ADB's loan, equity investments, and guarantee portfolio, has identified 2 (2 – 2007) investments in VIEs in which ADB is not the primary beneficiary, but in which it is reasonably possible that ADB could be deemed to hold significant variable interest. ADB's total committed investment in these entities, comprising disbursed and undisbursed balances, corresponded to the maximum exposure to loss totaling $143,700,000 as of December 31, 2008 ($109,200,000 – 2007). Based on the most recent available information from these VIEs, the assets of these VIEs totaled $422,912,000 ($376,785,000 – 2007).